EXHIBIT 1

2004 Annual Report

Four Seasons
Hotels and Resorts

64 Properties   28 Countries   1 Philosophy

2004 ANNUAL REPORT
64 PROPERTIES 28 COUNTRIES 1 PHILOSOPHY

Corporate profile

The leading global name in luxury hospitality, Four Seasons is the manager of 64 hotels and resorts and three Residence Clubs. Operated primarily under the Four Seasons brand name, these properties occupy irreplaceable positions in leading cities and resort destinations in 28 countries.

Financial highlights

All amounts referred to in this document are in Canadian dollars unless otherwise noted.

(In millions of dollars except per share amounts)	2004	2003[1]	2002

Revenues under management	$2,912.0	$2,600.4	$2,845.4
Earnings before other operating items[2]	$79.4	$49.5	$62.4
Net earnings	$33.2	$5.4	$21.2
Basic earnings per share	$0.93	$0.15	$0.61
Diluted earnings per share	$0.89	$0.15	$0.59
Cash and cash equivalents	$272.5	$170.7	$165.0
Long-term obligations	$309.1	$120.1	$129.1
Working capital provided by management operations	$103.3	$81.0	$83.8

2004 share price performance of Four Seasons and key indices (%)

1	In December 2003, the Canadian Institute of Chartered Accountants (“CICA”) amended Section 3870 of its Handbook to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. In accordance with one of the transitional alternatives permitted under amended Section 3870, we prospectively adopted the fair value-based method to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method, and results for the year ended December 31, 2002 have not been restated. The prospective application of adopting the fair value-based method effective January 1, 2003 resulted in a decrease in net earnings of $0.9 million and a decrease in basic and diluted earnings per share of $0.03 and $0.02, respectively, for the year ended December 31, 2003.

2	Earnings before other operating items is equal to net earnings plus (i) income tax expense plus (ii) interest expense less (iii) interest income plus (iv) other expense less (v) other income plus (vi) depreciation and amortization. Earnings before other operating items is not intended to represent cash flow from operations, as defined by Canadian generally accepted accounting principles (“GAAP”), and it should not be considered as an alternative to net earnings, cash flow from operations or any other measure of performance prescribed by GAAP. Our earnings before other operating items may also not be comparable to earnings before other operating items used by other companies, which may be calculated differently. We consider earnings before other operating items to be a meaningful indicator of operations and use it as a measure to assess our operating performance. It is included because we believe it can be useful in measuring our ability to service debt, fund capital expenditures and expand our business. Earnings before other operating items is also used by investors, analysts and our lenders as a measure of our financial performance.

2 Message to Our Shareholders 6 Our Progress 8 Strong foundation 8 Clearly defined values 9 A time-tested corporate strategy 10 People who are the envy of our industry 12 The leading global luxury brand 14 A sustainable business model 16 Platform for growth 16 An achievable growth plan 18 Consistent short-term growth and considerable growth pipeline 22 A global network (map) 24 Financial section 24 Management’s Discussion and Analysis 61 Consolidated Financial Statements 97 Summary Hotel Operating Data 99 Management Committee 100 Corporate Directory
We defined our values and strategy early in our history. Therefore, today, all of us understand what Four Seasons represents: an unparalleled experience for guests who expect the very best. Every year strengthens the qualities that make Four Seasons distinctive – our service, people, properties and expertise. Along with our unique business model, these form the strong foundation and stable platform on which we grow.
F o r w a r d — l o o k i n g s t a t e m e n t s
This document contains “forward-looking statements” within the meaning of federal securities laws, including RevPAR, profit margin, earning trends and other financial measures; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; and similar statements concerning anticipated future events results, circumstances, performance or expectations that are not historical facts. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those described in this document. For further discussion regarding forward-looking statements, see page 24.

Message To Our Shareholders

ISADORE SHARP
Founder, Chairman and Chief Executive Officer

Many years ago, Four Seasons set out to be the best at what we do; managing the best luxury hotels in the world. Now, we believe we can justly claim to be achieving that goal, with 2004 being the company’s most successful year yet in many ways. Our revenue per available room increased by more than 15 per cent over the previous year. Four Seasons is continuing its global expansion plans, entering new and exciting markets, including Moscow, Beijing and Dubai. With 12 new letters of intent signed and more than 20 projects already in development, it’s clear that our momentum has never been stronger.

We are privileged to be part of our guests’ lives. For the many people who are loyal guests of Four Seasons around the world, our hotels and resorts offer beautiful settings for extraordinary experiences that are beyond compare. Our single-minded focus on our guests, and our unwavering commitment to a clearly defined strategy, has created a formidable foundation for success.

Yet, perfection remains our goal. Continually striving towards that goal has made us stronger, inspired our thinking, and motivated our employees in ways that we hadn’t ever imagined those many years ago.

The success of Four Seasons can be traced to a single idea that turned out to be incredibly powerful. It was the notion that true hospitality comes from an authentic desire to serve, from an attitude that is at once thoughtful, friendly, and genuinely caring.

2   FOUR SEASONS HOTELS INC.

Finding employees who share the same values, who have the heart and creativity to use them to the fullest, is our most important task. Every day, the world’s best and brightest make us look good, and they’ve made Four Seasons what it is today. It is awe-inspiring to think about our workforce – over 30,000 employees who go to work each day thinking about how they can make the experience of our guests all the more enjoyable. Each of them specializes in creating memorable moments and is focused on finding new ways to create them. Their actions are guided by a deep commitment to the Golden Rule – the main touchstone by which we select our employees all around the world. Our commitment to treat others as we wish to be treated has formed the basis of our company culture.

This culture is continually refined by people who embrace what they’re doing because it’s what they personally believe. This isn’t just our work ethic; this is their work ethic, too. It’s a value system that we all share. And Four Seasons has created a work environment that allows people to rise to express these values, even in extraordinary circumstances.

This was illustrated, quite dramatically, in the Maldives during the tsunami. Thankfully this was the only one of our properties affected and none of our guests or employees was seriously injured. Our good fortune that day was reinforced by the actions of every employee at the resort. Each of them acted instinctively to ensure the comfort and safety of our guests and each other. They quickly accounted for all 300 people on the island, including 66 children, even saving lives in the process. The employees gave up their living quarters to guests whose rooms were destroyed. They did everything possible to ease minds and calm nerves. Within 24 hours, the island was evacuated and a plane chartered to fly all of the guests to safety. Our employees’ actions that day and in the days following are the ultimate expression of our Golden Rule culture. Since the tsunami there has been an outpouring of appreciation and gratitude from the guests who were there. One of these guests wrote as follows:

“Let me stress that your Group’s strength...rests on rock... This rock is firstly made up of the... local employees who – while having been selected for doing their job well – have shown in a time of utmost crisis their true value and a level of dedication that no training and no amount of money can ever generate; it is innate and ingrained in them.”

FOUR SEASONS HOTELS INC.   3

Message To Our Shareholders

In times of adversity and in normal circumstances alike, the extraordinary efforts of our employees are what make our company unique – the Four Seasons difference that anyone who has experienced our hotels and resorts knows intimately. In effect, Four Seasons has created something akin to a patent on service delivery, which we believe represents a significant competitive advantage. Developed over more than 40 years, our Service Culture represents a unique asset and our single most valuable resource.

This deeply instilled company culture is one of a few sound principles that form our business model. Another has been to specialize in operating small- to medium-sized hotels of exceptional quality, making service our distinguishing edge. Last but not least, we have focused our energies on our expertise – hotel management – and away from hotel ownership. This year we divested Four Seasons Hotel Berlin and part of certain of our investments such as Whistler and Amman. We continue to actively pursue similar outcomes for certain of our other significant investments.

From a single modest motor inn that opened in downtown Toronto in 1961, Four Seasons has become a beloved brand that embodies the essence of comfort. The company has evolved through incremental changes and an accumulation of ongoing innovation that have had continuing impact. Through the last four years and four decades, Four Seasons has been able to manage through the worst of times and the best of times without changing our focus on our guests and our service. That steady hand is fundamental to the company’s continued success, ultimately resting on the most important foundation of all – human fundamentals.

Thank you, from all of us at Four Seasons,

Isadore Sharp
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

4   FOUR SEASONS HOTELS INC.

Thank You

To our Maldives colleagues

Special thanks to the employees of Four Seasons Resort Maldives at Kuda Huraa for the courage, selflessness and compassion you displayed on December 26th and the days following the tsunami.

The support and comfort you provided guests that day is the ultimate expression of our Golden Rule culture.

Your actions are an inspiration to us all.

Sincerely,

The Four Seasons Family

FOUR SEASONS HOTELS INC.   5

Our Progress

Measuring 2004

Despite trying times for hospitality in recent years, Four Seasons has again emerged with positive performance in 2004.

objective

➢	Expanding portfolio

Our goal is to grow by five to seven new properties per year. In 2004, we added five new properties to the portfolio: hotels in Budapest, Hungary and a second hotel in Cairo, Egypt, as well as three resorts in Costa Rica, in Provence, France and in Whistler, British Columbia.

PICTURED ABOVE FROM LEFT TO RIGHT:
Four Seasons Resort Provence at Terre Blanche
Four Seasons Resort Costa Rica at Peninsula Papagayo
Four Seasons Hotel Gresham Palace Budapest
Four Seasons Resort Whistler

objective

➢	Maintain industry-leading room rates

Achieved daily room rates (ADR) are a measure of the value for service perceived by guests. Worldwide, Four Seasons’ ADRs increased 7.7% on a US dollar basis in 2004. Our decision to maintain the Four Seasons standards for product and services without compromise continues to protect the integrity of our ADRs.

Industry-leading room rates (US$)

6   FOUR SEASONS HOTELS INC.

objective

➢	Maintain/enhance RevPAR premium

Revenue Per Available Room (RevPAR) considers both room rates and demand. Four Seasons’ RevPAR increased year-over-year by 15.5% in 2004, and RevPAR for our US properties outperformed the US luxury sector, as defined by Smith Travel Research, by over 50%.

Four Seasons vs. The Ritz-Carlton RevPAR comparison (North America excl. Mexico) (US$)

objective

➢	Maintain/enhance market share

Occupancy levels at Four Seasons hotels were in line with the competitive set in most markets. While our overall rates are higher than the competitive set, at this point in the recovery many of the hotels in the competitive set are raising rates rapidly, in part reflecting a catch-up of the rate declines they experienced over the past three years. The timing of these rate increases by the competitive set resulted in a modest decline in our achieved revenue market share in 2004. Fair revenue market share is determined by Smith Travel Research. It is based on the RevPAR Index comparing Four Seasons to a competitive set of peer hotels determined by us.

Revenue market share (US market)

objective

➢	Maintain/enhance working capital from management operations

Working capital from management operations increased 27.5% during 2004, enabling the Company to move forward with a number of expansion opportunities while meeting our financial objective of funding new development through cash generated by operation.

Working capital from management operations (CDN$millions)

objective

➢	Maintain financial foundation

•	Cash and cash equivalents

Four Seasons had over $272 million in cash and cash equivalents as at December 31, 2004.

•	Financing activities

In June 2004, we issued US$250 million of convertible senior notes and used the majority of the net proceeds to repay the Liquid Yield Option Notes (“LYONs”). In redeeming the LYONs in September 2004, we significantly lowered our economic cost of debt, while also maintaining what we believe is the strongest balance sheet in the lodging industry.

•	Undrawn credit facilities

We have over US$100 million of undrawn credit facilities.

FOUR SEASONS HOTELS INC.   7

Strong Foundation

Our values

goals

beliefs

principles

Who we are

We have chosen to specialize within the hospitality industry by offering only experiences of exceptional quality. Our objective is to be recognized as the company that manages the finest hotels, resorts and residences wherever we locate.

We create properties of enduring value using superior design and finishes and support them with a deeply instilled ethic of personal service. Doing so allows Four Seasons to satisfy the needs and tastes of our discriminating customers and to maintain our position as the world’s premier luxury hospitality company.

How we behave

We demonstrate our beliefs most meaningfully in the way we treat each other and by the example we set for one another. In all our interactions with our guests, customers, business associates and colleagues, we seek to deal with others as we would have them deal with us.

What we believe

Our greatest asset, and the key to our success, is our people. We believe that each of us needs a sense of dignity, pride and satisfaction in what we do. Because satisfying our guests depends on the united efforts of many, we are most effective when we work together cooperatively, respecting each other’s contribution and importance.

How we succeed

We succeed when every decision is based on a clear understanding of and belief in what we do, and we couple this conviction with sound financial planning. We expect to achieve a fair and reasonable profit to ensure the prosperity of the company and our shareholders, and to offer long-term benefits to our hotel owners, our shareholders, our customers and our employees.

8   FOUR SEASONS HOTELS INC.

strong foundation | strategy

Our strategy

Refined over nearly four and a half decades of operation, and put to the test during the challenges in the hospitality industry during the past few years, the four pillars of the Four Seasons strategy again proved their strength in 2004.

➢	We specialize in small- to medium-sized luxury hotels

Our properties are typically 200 to 400 guest rooms and suites, though boutique resorts and hotels may be smaller and select urban hotels may be larger. This size ensures exclusivity and a manageable scale for our highly personalized service.

➢	We make uncompromising service our distinguishing edge

Guests choose Four Seasons properties because we provide service that replaces or surpasses the support networks they enjoy at home or in the office. Hundreds of awards over many years on both a property and corporate basis attest to Four Seasons service leadership. Moreover, our room rate premiums clearly demonstrate that Four Seasons service offers guests meaningful value.

➢	We have created and nurtured a culture based on the Golden Rule

The Golden Rule – treating others as we would wish to be treated – is demonstrated daily at every level of the company. After decades of consistency, reinforced through our practice of hiring like-minded people, this has evolved into global community sharing – in belief and actions – a unique service culture that we believe is almost impossible to duplicate.

➢	We focus our expertise on management services

In the early 1990s, Four Seasons shifted its focus from hotel ownership to hotel management services, believing it to be the best use of our expertise, combining premium returns with manageable risk for us and our shareholders. Currently, Four Seasons has a majority ownership position in only two of the 64 hotels and resorts in the portfolio.

Four Seasons Resort Bali at Jimbaran Bay

FOUR SEASONS HOTELS INC.   9

Strong Foundation

Our people

“Staff provide the superb service, in the eager, smiley way that is the hallmark of the international Four Seasons chain.”

The Daily Telegraph Travel, MAY 2004

Uncompromising service is more than a paper strategy, it has become the defining competitive difference for Four Seasons. Our ability to deliver it is predicated on the quality of our people:

•	who share and exemplify our Golden Rule philosophy

•	who are carefully selected for their attitude, and

•	who are empowered to act on their best instincts when serving our guests and industry partners

Because the Golden Rule is based on the basic human value of mutual respect, it transcends nationality. Spread by example among like-minded people, it has been propagated around the world. This has enabled Four Seasons to grow into the world’s largest operator of luxury hotels, with intuitive, highly personalized service worldwide.

We learned long ago that employee satisfaction translates into customer satisfaction. As shown by FORTUNE magazine’s annual employee survey (see caption), Four Seasons employees are among the most satisfied. While this is a US survey, it is fully consistent with what we try to achieve in our employee relationships worldwide.

As part of our ongoing recruiting strategy, we look to recruit tomorrow’s managers from a pool of the best possible applicants, including those from the world’s finest hotel schools and from the best of the best within the local communities. Interviewing techniques allow us to identify candidates with the same traits as our most successful managers.

All recruits, once selected, go through training, development and mentoring programmes in order to equip them with the necessary skills, and to immerse them in the Four Seasons culture. In 2004, over 70% of the management openings were filled by internal transfers and promotions.

At the senior level, we continue our policy of promotion from within. However, we also maintain a global database of qualified senior personnel outside Four Seasons. Many candidates have been corresponding with Four Seasons for several years, waiting for the right opportunity.

Hourly staff turnover Source: Mercer Human Resource Consulting

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strong foundation | people

Average management tenure (years)*

Management Committee	23
Corporate VPs excluding
Management Committee	16
Regional VPs	17
Hotel GMs	15

*	As at February 2005

Staffing at Four Seasons

New hires in 2004	3,000
Applicants for those positions	34,000

Over 30% of the employees hired in 2004 were referred by current Four Seasons employees.

Our culture

Our Golden Rule philosophy means that we treat each other – our employees as well as our guests and partners – as we would wish to be treated. In January 2005, for the eighth consecutive year, Four Seasons employees named their company one of FORTUNE magazine’s 100 Best Companies to Work For. Four Seasons also entered FORTUNE’s Hall of Fame; one of only 22 companies to appear on the list each year since it began in 1998.

FOUR SEASONS HOTELS INC.   11

Strong Foundation

The Four Seasons brand

Four Seasons is one of the world’s most honoured hotel brands. Dedicated to ongoing innovation and the highest standards of quality, it has come to embody a true “home away from home” for those who know and appreciate the very best. One measure of this is the awards received by Four Seasons year after year. Assessed on the day-to-day experiences of the guests themselves, these awards are concrete measures of our delivery of the brand.

With over 40 years of increasing specialization and the long-tenured team in all areas of the organization, Four Seasons ensures that its brand is safeguarded and expressed throughout the guest experience. For example:

•	a cohesive design and development team anticipates guests’ needs and integrates convenience and exceptional experiences with the physical product

•	staff selection and training smoothes the hands-on service delivery at approximately 4,000 points of guest-employee contact in each hotel and resort

•	our sales, marketing and Internet efforts – the largest of their kind, exclusively focused on the luxury customer – ensure a Four Seasons experience with every interaction

Awards

AAA Five Diamond Awards

•	18 Four Seasons properties were among the 85 lodgings to receive 2005 AAA Five Diamond status

•	Five Four Seasons restaurants received the prestigious Five Diamond Award

Condé Nast Traveler Annual Reader’s Choice Awards

•	13 Four Seasons properties were listed in the “Top 100” list

•	Number one spot in two categories: the “Top 10 South American Hotels” and “Top 10 Asian Resorts”

•	In addition, six new Four Seasons hotels and resorts appeared on the magazine’s eighth annual “Hot List”

Travel + Leisure “World’s Best” Awards

•	13 Four Seasons hotels among the “Top 100 Hotels,” including citations as the highest rankings in both Hawaiian hotel and ”Family Hotel”

12   FOUR SEASONS HOTELS INC.

strong foundation | people

The Four Seasons experience

The Four Seasons brand represents a “total experience” based on a balance of environment, facilities and, of course, service. To be seen as a distinctive entity in the context of global diversity, a brand, like a set of values, must be authentic and consistent. Four Seasons has become one of a handful of brand names that are now synonyms for the ideal of luxury, value and worth.

Accolades from around the globe

“The grandfather of global luxury-chains, from New York to Jakarta. Sets the standards the other chains aim for – and it doesn’t cut rates so forget about bargains.” Wall Street Journal, FEBRUARY 2005

“Like Bollinger or Veuve-Clicquot, the Four Seasons is a marque that inspires confidence.” Daily Telegraph Ultra Travel (UK), NOVEMBER 2004

“Four Seasons hotels are to me the traveler’s gift from the gods...” Quoting Tom Peters, New York Times, AUGUST 2004

“’Welcome to paradise,’ is the message of Four Seasons... ‘and Reception will get you the key.’” Schweizer Bank (Switzerland), JANUARY 2004

Andrew Harper’s Hideaway Report

•	18 Four Seasons hotels and resorts were cited in this year’s survey

•	12 of these were included on “Top 20” listings for their respective categories

•	Six more were among the 10 Four Seasons properties named “Top Hotels in Major Cities”

•	Four Seasons was “Top International City Hotel” for a record fourth consecutive year

Zagat Survey

•	Named the number one hotel chain in the “2005 Top U.S. Hotels, Resorts & Spas” survey, and, internationally, placed in the top two in the “Hotel Chains & Alliances” category

•	Internationally: 17 “Top 100 Hotels,” including number one; five “Top 50 Resorts” and three “Top 50 Small Resorts”

•	North American: 14 “Top 50 Hotels” and seven “Top 50 Resorts,” including number one

Gallivanter’s Guide

•	Four Seasons was named “Best Hotel Group Worldwide” in 2005

•	Four Seasons hotels and resorts also placed number one in five categories, including “Best City Hotel Worldwide,” “Best New Hotel/Resort Discovery” and “Best Hotel Cuisine Worldwide”

•	14 Four Seasons properties were cited in the Readers Poll

FOUR SEASONS HOTELS INC.   13

Strong Foundation

Our business model

Four Seasons Hotel
Prague

Secure, stable management contracts

Four Seasons believes that our emphasis on management services versus hotel ownership is the best use of our expertise and provides us and our shareholders with premium returns and manageable risk.

Revenues from management services are derived from long-term, broadly based fees. With our relatively low corporate cost base, this continues to result in a high-margin business. In 2004, our management operating margin (excluding reimbursed costs) was 69.3%.

advantage

➢	Premium returns

The fees received by Four Seasons are broadly based, typically consisting of:

•	base fees, generally a percentage of the hotel’s total revenues: approximately 3%

•	incentive fees, generally calculated on the hotel’s adjusted gross operating profits: approximately 5%

•	fees for services such as:

– design and pre-opening consultation

– management of facilities such as residential properties or golf courses

– licensing of the Four Seasons brand name

– Four Seasons management contracts are exceptionally long term:

•	new management contracts average 60 to 80 years

•	the remaining term of existing contracts (assuming renewals) averages 52 years

•	the average term for the remaining properties expected to open in 2005 or early 2006 is 53 years

•	non-disturbance clauses with hotel owners and lenders are intended to ensure the continuity of our contracts upon the sale, refinancing or foreclosure of a property

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strong foundation | business model

Four Seasons uses cash generated from the management business to obtain new management contracts. As new properties generate new fees, expansion should improve liquidity, generating cash from operations.

In 2004, working capital from management operations increased 27.5%, putting us on track to meet our financial objective of funding new development with cash generated by operations.

Four Seasons management operating margins (excluding reimbursed costs) (%)

Management operating margin improved by 330 basis points to 69.3%, which was achieved by retaining 85% of every dollar of incremental management fee revenues earned in 2004 as compared to management fee revenues earned in 2003.

Four Seasons Hotel
Sydney

advantage

➢	Manageable risk

Four Seasons corporate cost base is relatively small, and our infrastructure generally does not require major expansion as we add new hotels.

For Four Seasons, the management business is not capital intensive. The vast majority of capital to fund our growth program comes from strong, local capital partners who bring opportunities to Four Seasons. Our 64 hotels and resorts belong to more than 40 different owners, who contribute their local political sensibility and market knowledge.

Therefore, expansion typically does not require major capital investments by us, and investments generally are:

•	a loan or a minority equity investment of no more than 20%

•	made to secure additional long-term management contracts or enhance existing contracts

FOUR SEASONS HOTELS INC.   15

Growth

Our growth program

Four Seasons Resort
Bora Bora

On the coral-ringed French Polynesian atoll of Motu Tofari, the Resort will include water bungalows, beach villas, private residences and an exotic destination spa.

Four Seasons intends to grow in two ways:

1.	Internal growth through improvement in room revenues, along with increasing incremental revenues from facilities such as Four Seasons-managed residential properties and spas; and

2.	Unit growth through expansion of the Four Seasons portfolio.

1 ➢ Internal growth

During the travel downturn in 2001 through 2003, many hotel companies made the decision to greatly reduce staff and services as well as prices. Four Seasons, conversely, retained a consistent product and level of service without any major reduction in rate. Results have shown that guests still value Four Seasons service sufficiently that they will pay a premium for the Four Seasons experience. Thus, we believe that we will be able to maintain a premium as we continue to provide our hallmark service and as market conditions continue to improve.

In 2004, this can be seen in a 15.5% year-over-year increase in RevPAR, or revenue per available room. RevPAR is a product of both achieved daily room rate (ADR) and occupancy rate, which rose by 7.7% and 6.6%, respectively, over 2003. Our RevPAR premium over the luxury lodging industry average remains significant, including a 29% premium over our closest competitor. Four Seasons retains the number one or two position, as measured by RevPAR, in most markets in which we operate.

Experts, including PricewaterhouseCoopers, expect that RevPAR in the US lodging industry will increase 6% to 7% in 2005. Consistent with our historical pattern, we expect to meet or exceed this. We also expect RevPAR growth, worldwide, of more than 10% in 2005.

16   FOUR SEASONS HOTELS INC.

growth | program

“We are extremely pleased to be returning to the Seattle market so quickly, and we believe our ability to do so is a clear demonstration of the strength of the Four Seasons brand.”

Kathleen Taylor, President Worldwide Business Operations

2 ➢ Unit growth

With five properties opened in 2004 and six scheduled to open in 2005 or early 2006, we remain confident that our growth plan of five to seven new hotels a year is achievable.

Scheduled openings may be delayed as construction schedules shift. However, we expect our target of five to seven hotels a year to hold true over the long term. In addition to the six properties already mentioned, Four Seasons has 21 properties under construction or development.

The strength of the Four Seasons brand and a history of superior returns for our owners attract a significant number of potential partners to provide the capital to build and operate further hotels. We receive a fee to oversee the development of these new properties.

Besides hotels and resorts, the portfolio includes Residence Clubs and private residences. These properties offer incremental revenues. In addition, revenues are generated from amenities at many existing Four Seasons facilities, such as spas, restaurants and golf clubs, so that even boutique hotels can be highly profitable.

Our unit growth has given the Four Seasons brand a global base, while our closest competitors are, in general, more regional. An international profile for the brand name enhances both internal and unit growth, attracting guests to new destinations and increasing our attractiveness as a partner for additional opportunities.

FOUR SEASONS HOTELS INC.   17

Growth

Growth in 2004

Five hotels and resorts opened in 2004. A restored Art Nouveau landmark on the Danube opened as the sparkling Four Seasons Hotel Gresham Palace Budapest. At Whistler-Blackcomb, site of the 2010 Olympic Winter Games, we introduced our second year-round mountain resort, Four Seasons Resort Whistler.

Four Seasons Hotel
Gresham Palace Budapest

Four Seasons Resort
Whistler

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growth | 2004

LEFT TO RIGHT:

Four Seasons Resort Provence at Terre Blanche

Four Seasons Hotel
Cairo at Nile Plaza

Four Seasons Resort
Costa Rica at Peninsula Papagayo

Four Seasons Resort Provence at Terre Blanche, France, our first European resort, quickly became Gallivanter’s Guide readers’ top resort discovery. Four Seasons Hotel Cairo at Nile Plaza added dynamically to our presence in Egypt’s capital. Guests seeking tropical serenity found it in Four Seasons Resort Costa Rica.

FOUR SEASONS HOTELS INC.   19

Growth

2005 and beyond

Early 2005 openings include the tropical paradise of Four Seasons Langkawi, Malaysia, and Four Seasons Hotel Hampshire at historic Dogmersfield Park.

Four Seasons
Hotel Hong Kong

Four Seasons Hotel
Silicon Valley at East Palo Alto

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growth | 2005 and beyond

LEFT TO RIGHT:

Four Seasons Hotel
Doha

Four Seasons Hotel
Hampshire

Four Seasons Resort
Langkawi

Preparing to open in mid-2005 are Four Seasons Hotel Hong Kong, in the skyline-transforming International Finance Centre; Four Seasons Hotel Silicon Valley at East Palo Alto, bringing unrivalled service to the capital of high tech; and the resort-like urban hotel, Four Seasons Hotel Doha on the West Bay coast. Coming in the months and years beyond will be Four Seasons Hotel Damascus, as well as recently announced hotels in Beijing, Dubai, Moscow and Seattle.

FOUR SEASONS HOTELS INC.   21

Growth

43 39
[16] 17 41 9 6
31 27 10
35 40 42 28 20 5
36 44 21
12 1 29 37 22 2 3 15 Atla
ntic Ocean
38 30 4 25
23 13
14 33 18
24
32
19 34
26
11
Pacific Ocean
50
8 7
Existing Four Seasons hotel, resort or residence club
Future Four Seasons hotel, resort or residence club (under construction)
T H E A M E R I C A S
1 Atlanta 11 Costa Rica 20 Las Vegas 28 New York 37 Scottsdale (The Pierre) 2 Austin 12 Dallas 21 Los Angeles 38 Scottsdale 29 Newport Beach Residence Club 3 Aviara 13 Great Exuma, 22 Los Angeles The Bahamas (The Regent 30 Palm Beach 39 Seattle 4 Aviara Residence Club Beverly Wilshire) 14 Hawaii 31 Philadelphia 40 Silicon Valley 5 Baltimore 23 Maui 15 Houston 32 Puerto Rico 41 Toronto 6 Boston 24 Mexico City 16 Jackson Hole 33 Punta Mita, México 42 Vail 7 Buenos Aires 25 Miami 17 Jackson Hole 34 Punta Mita, México 43 Vancouver 8 Carmelo Residence Club 26 Nevis Residence Club 44 Washington, D.C. 9 Chicago 18 Lana’i at Koele 27 New York 35 San Francisco 45 Whistler 10 Chicago (The Ritz-Carlton)
19 Lana’i at Manele Bay 36 Santa Barbara
2 2

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growth | worldwide locations

77 74 78 67 75 70 80 79
69 66 76 71
81 72
68 73
49
84 87
65
64
82 83 59 90
85
86 88 92 91 89 63 52
51 58
48
55
56 54 60 57 61
Indian Ocean 53 46
47
62
A S I A / P A C I F I C E U R O P E M I D D L E E A S T
46 Bali at Jimbaran Bay 56 Maldives 66 Budapest 74 London 82 Alexandria
47 Bali at Sayan 57 Maldives 67 Dublin 75 London, 83 Amman (Landaa Giraavaru) Canary Wharf
48 Bangkok 68 Florence 84 Beirut
58 Mumbai 76 Milan
49 Beijing 69 Geneva 85 Cairo
59 Shanghai 77 Moscow (First Residence) 50 Bora Bora 70 Hampshire
60 Singapore 78 Moscow 86 Cairo (Nile Plaza)
51 Chiang Mai 71 Istanbul
Kamenny Island
61 Singapore (The Regent) 87 Damascus
52 Hong Kong 72 Istanbul 79 Paris
62 Sydney (at the Bosphorus) 88 Doha
53 Jakarta 80 Prague
63 Taipei 73 Lisbon 89 Dubai
54 Kuala Lumpur (Grand Formosa Regent) 81 Provence
(The Regent) 90 Kuwait City
64 Tokyo at Chinzan-so
55 Langkawi 91 Riyadh
65 Tokyo at Marunouchi 92 Sharm el Sheikh

FOUR SEASONS HOTELS INC.   23

Management’s Discussion and Analysis

Forward-looking statements

This document contains “forward-looking statements” within the meaning of federal securities laws, including RevPAR, profit margin and earnings trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those described in our annual information form and in this document. Those risks and uncertainties include adverse factors generally encountered in the lodging industry; the risks associated with world events, including war, terrorism, international conflicts, natural disasters, extreme weather conditions, and infectious diseases; general economic conditions, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, relationships with clients and property owners, currency fluctuations and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. All forward-looking statements in this document are qualified by these cautionary statements. These statements are made as of the date of this document and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

24   FOUR SEASONS HOTELS INC.

management’s discussion
and analysis

All amounts referred to in this document are in Canadian dollars unless otherwise noted.

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles.

As at March 14, 2005

Overview and Objectives

Four Seasons principal business is the management of luxury hotels, resorts and serviced and branded residential projects whose target customers are primarily luxury business travelers, corporate and incentive groups and discerning leisure travelers. Our urban hotels and residential projects generally are centrally located in the commercial and financial districts of the world’s leading cities in North America, South America, Asia, Europe and the Middle East. Many of our urban locations also appeal to the luxury leisure traveler. Our luxury resorts and residential projects are located in world-class leisure destinations and provide extensive recreational and meeting facilities to attract upscale leisure travelers and groups.

2004 was the first full year since 2000 that travel demand improved in virtually all regions of the world. From 2001 through the latter part of 2003, the travel industry worldwide operated in a challenging environment due to acts of terrorism, the war in Iraq and infectious diseases. The impact of these factors, in addition to a weak global economic environment, had a significant negative impact on travel demand throughout the world. Improvement in the US travel trend started late in the second quarter of 2003 and by the end of 2003 had expanded to each of the regions in which we operate, with both leisure and business travel trends improving. In 2004, all of the regions in which we manage properties posted RevPAR1 gains. Overall, year-over-year RevPAR gains in 2004 were robust, reflecting both occupancy and achieved room rate improvements.

Revenues at our properties improved in 2004. However, industry-wide cost pressures (including increased costs for workers’ compensation, health benefits and energy) affected the profitability of our managed properties, particularly in the US. We have sought to control and manage the cost increases, and we were able to maintain our industry-wide leadership in gross operating margin2 performance, which remains an important business objective.

In addition, volatility in several of the world’s major foreign currencies, including the US and Canadian dollar (the US dollar depreciated 6.9% in 2004 relative to the Canadian dollar), pound sterling, Euro and Australian dollar, continued throughout 2004. As a global company, we operate in 28 countries around the world. While many of our financial commitments are in other currencies (predominantly US dollars), we report our earnings in Canadian dollars. During 2004, the impact of the translation of our US dollar-denominated management fee revenues into Canadian dollars had a negative impact on our reported earnings (see “Operational and Financial Review and Analysis – Results of Operations – Management Operations – Revenues”). However, from an economic perspective we are in a balanced position as the US dollar-denominated management fees are used to fund US dollar expenses such as interest, and to fund our US dollar investment obligations, including a number of our international projects.

We were pleased with the growth in our management business in 2004, with management earnings before other operating items increasing over 27% to $101 million in 2004. In addition, hotel ownership and corporate operations losses, which includes our leasehold interests in Vancouver and New York (The Pierre) and corporate administration and compliance costs, declined by 28% to $21.6 million. One of our objectives has been to reduce our exposure to our leased hotels. In 2004, we ceased to lease and manage Four Seasons Hotel Berlin. Although operating earnings in both New York and Vancouver improved, both hotels generated losses in 2004. The Pierre had committed a large portion of its rooms to conference business in the last half of 2004. The room rates on this business were negotiated prior to the strong improvement in travel demand in New York, and as a result, The Pierre’s achieved room rates increased more modestly than might otherwise have been possible in this stronger demand environment. Travel demand in Vancouver remained weak relative to most North American markets, in part as a result of lower than normal US travel to the market as a result of the strong Canadian dollar. We remain focused on reducing our exposure to these assets and continue to take steps to improve the operating performance of these assets. Corporate administration and compliance costs increased in 2004 primarily as a result of increased time expended by management and consulting expenses in connection with meeting the requirements of the Sarbanes-Oxley Act of 2002 and other recent US and Canadian regulatory requirements.

[1]	RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.

[2]	Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

FOUR SEASONS HOTELS INC.   25

management’s discussion and analysis (continued)

Also during 2004, we sold all of our investment in Four Seasons Resort Whistler, the majority of our 8% investment in Four Seasons Hotel Amman and all of our ownership interest in land relating to Four Seasons Resort Scottsdale at Troon North. In addition, several of our properties under management, including Four Seasons Resort Santa Barbara, Four Seasons Resort Scottsdale at Troon North, Four Seasons Hotel Washington D.C., The Regent Beverly Wilshire and Four Seasons Hotel Boston, were undergoing extensive renovation programs.

During 2004, we signed more letters of intent relating to new Four Seasons hotels and resorts than we have ever achieved in any single year. In 2004, we opened new Four Seasons hotels and resorts in Budapest, Provence, Whistler, Cairo and Costa Rica. We also continued to focus on the customer service experience that we believe has allowed us to maintain or improve our achieved room rates. We believe that this focus on service and maintaining vigilance over room rates positions us well for continuing to increase RevPAR in the current economic environment.

We also continued to focus our attention in 2004 on the management of our working capital position, new investments and re-positioning certain of our existing investments and loan positions. Once again we met our objectives of funding new and enhanced management agreements through cash generated by operations and reducing the losses from our hotel ownership and corporate operations. Our cash and cash equivalents increased to $272.5 million at year-end, more than a $100 million increase over December 31, 2003. As a result, we continued to realize our objective of maintaining a strong liquidity position and an investment-grade balance sheet.

Our key financial and growth objectives over the long term are:

•	Maintain and enhance our RevPAR growth and the operating profits of the hotels and resorts that we manage.

•	Achieve growth of the Four Seasons portfolio through the addition of new hotels and resorts and selected luxury branded residential projects.

•	Achieve an average return on capital employed of at least 10% over our long-term cost of capital.

•	Achieve, on average, compounded earnings per share growth of 20% per annum over the long term.

•	Generate at least 90% of our earnings from our management business.

•	Maintain a strong balance sheet and a low cost of capital.

•	Deploy the majority of our annual operating cash flow to obtain and enhance management opportunities that expand the Four Seasons brand.

•	Identify and pursue opportunities that allow us to maintain high profit margins in our management operations.

•	Maintain tax efficiency.

•	Divest equity investments or advances when appropriate opportunities arise, to allow previously committed capital to be made available for investments related to new or enhanced management or royalty opportunities.

•	Maintain a prudent risk profile on the investment of cash and cash equivalents.

In achieving our financial and growth objectives we seek to balance any associated risk, including continuing to obtain and enhance long-term management agreements, limiting investments we may make, obtaining premium returns in certain circumstances, and obtaining appropriate levels of insurance. See “Operating Risks” for a description of the risks inherent in our business.

26   FOUR SEASONS HOTELS INC.

management’s discussion
and analysis

Operational and Financial Review and Analysis

Overview

We have two operating segments: management operations and ownership and corporate operations. Revenues from management operations and ownership and corporate operations as a percentage of consolidated revenues and earnings before other operating items3 from the two segments are summarized below.

	2004	2003

As a percentage of consolidated revenues:
Revenues from management operations	64.3%	62.4%
Revenues from ownership and corporate operations	37.3	39.3
Distributions from hotel investments	0.1	0.1
Fees paid by ownership and corporate operations to management operations	(1.7)	(1.8)

	100.0%	100.0%

As a percentage of consolidated earnings before other operating items:
Management operations	127.2%	160.8%
Ownership and corporate operations	(27.2)	(60.8)

	100.0%	100.0%

Management Operations

We are principally a management company, and the majority of our earnings come from our management services business. Under our management agreements, we generally oversee, as agent for the property owner, all aspects of the day-to-day operations of the hotels and resorts that we manage on behalf of the owners, including sales and marketing, advertising, reservations, accounting, purchasing, budgeting and the hiring, training and supervising of staff. In addition, we generally provide strategic management services, including developing and implementing sales, marketing and advertising strategies, operating a central reservations system, recommending information technology systems and developing certain database applications, assisting with sourcing the financing and development of new hotels and resorts, providing advice with respect to the design and construction of new or renovated hotels and resorts, assisting with the refurbishment of hotels and resorts, and providing a centralized purchasing system for goods. For providing these management services, we generally receive a variety of fees, including a base fee, an incentive fee, a sales and marketing charge, an advertising charge, a reservation charge, and purchasing and pre-opening fees. The base fee usually is calculated as a percentage of the total revenues of each hotel and resort that we manage, and the incentive fee (which we are entitled to receive at the majority of the properties we manage) typically is calculated based on the profitability of the hotel or resort.

General and administrative expenses for management operations are incurred by us to provide these management services, together with those items normally associated with corporate overhead, such as operations, finance, information technology, accounting, legal, development and other costs of maintaining the corporate offices. The sales, marketing, advertising and central reservation expenses, which are generally funded by sales and marketing, advertising and reservation charges, are incurred on a cost-recovery basis to us and are a function of the number of hotels and resorts we manage. Excluding the sales and marketing, advertising and reservations expenses, our other general and administrative expenses are generally relatively stable year-over-year. As a result, in an improved economic environment, we should derive

[3]	Earnings before other operating items is equal to net earnings plus (i) income tax expense plus (ii) interest expense less (iii) interest income plus (iv) other expense less (v) other income plus (vi) depreciation and amortization. Earnings before other operating items is not intended to represent cash flow from operations, as defined by Canadian generally accepted accounting principles (“GAAP”), and earnings before other operating items should not be considered as an alternative to net earnings, cash flow from operations or any other measure of performance prescribed by GAAP. Our earnings before other operating items may also not be comparable to earnings before other operating items used by other companies, which may be calculated differently. We consider earnings before other operating items to be a meaningful indicator of operations and use it as a measure to assess our operating performance. It is included because we believe it can be useful in measuring our ability to service debt, fund capital expenditures and expand our business. Earnings before other operating items is also used by investors, analysts and our lenders as a measure of our financial performance.

FOUR SEASONS HOTELS INC.   27

management’s discussion and analysis (continued)

increases in our management operating margin4 from increases in management fees generated from existing agreements and the addition of new management contracts. For a three-year review of management operating margin and other data, see “Three-Year Review”.

We also manage Four Seasons branded and serviced residential projects pursuant to management agreements under which we oversee the management of the day-to-day operations of the completed projects in return for ongoing management fees from the owners of interests in these projects. In addition, we oversee the sales and marketing of the Residence Club interests and are responsible for the branding of Four Seasons serviced and branded residential projects. For these services, we receive fees based generally on a percentage of the gross selling price of the residential interests.

Ownership and Corporate Operations

Our earnings from ownership and corporate operations include the consolidated results of our 100% leasehold interests in The Pierre in New York and Four Seasons Hotel Vancouver. In September 2004, the landlord terminated our lease of Four Seasons Hotel Berlin, and we ceased managing the hotel, which reduced the number of hotels under leasehold by us to two. In addition, we include in ownership and corporate operations profit distributions from our other ownership interests and corporate overhead expenses not related to the management business. Other ownership interests are discussed under “Balance Sheet Review and Analysis – Investments in Hotel Partnerships and Corporations – Other Hotel, Resort and Residence Club Ownership Interests”.

Our investment strategy is not to hold any additional majority investments, other than on a temporary basis while we seek to sell that majority interest. However, The Pierre in New York and Four Seasons Hotel Vancouver are long-term leasehold interests that were established at an earlier stage in our development. We continue to review our options in respect of The Pierre and Four Seasons Hotel Vancouver to determine what, if any, alternatives may be available to modify or restructure our operations of, or investments in, these hotels. There can be no assurance that acceptable alternative arrangements can be found with respect to either of these hotels or as to the terms of any such alternative arrangements.

We have leased and managed The Pierre in New York since 1981. The lease on The Pierre expires in 2012 and is renewable at our option for an additional 10 years. We have leased and managed Four Seasons Hotel Vancouver since 1976. The lease on Four Seasons Hotel Vancouver expires in 2020 and is renewable at our option for an additional 15 years.

Results of Operations

Management Operations

Revenues

Our fees, including our base fees, are dependent on total revenues of all managed hotels and resorts, which consist of rooms, food and beverage, and other revenues. Our base fees are usually calculated as a percentage of total revenue for each property under management. RevPAR, which relates to room revenues and does not represent total revenue of a property, provides a strong indication of changes in revenues from properties under management, and is a commonly used indicator of market performance for hotels and resorts of room revenue. Our incentive fees are typically tied to the profitability of each property that we manage. Gross operating profit changes provide an indication of the change in each property’s profitability. Typically in a Four Seasons branded residential project, we earn a fee which is normally calculated on the basis of the selling price of the residential property. These fees are typically only earned on the initial sale of the residential property. On an ongoing basis, we receive a fee for our annual management and oversight of the residential property.

Overall gross operating margins at the hotels and resorts we manage continued to be constrained in 2004 as increased costs related to workers’ compensation, health benefits and energy have not been completely offset by RevPAR improvements. We expect that further significant cost increases, particularly relating to energy and workers’ compensation, will continue to put pressure on gross operating profit performance in 2005.

[4]	Management operating margin represents management earnings before other operating items, as a percentage of management revenues, excluding reimbursed costs.

28   FOUR SEASONS HOTELS INC.

management’s discussion
and analysis

For the full year 2004, RevPAR of our worldwide Core Hotels5, on a US dollar basis, increased 15.5%, as compared to 2003, which reflects improvements in each of the regions in which we manage hotels and resorts. We believe this reflects the continuation of a broader recovery in travel demand. Consistent with industry practices, we track RevPAR on a US dollar basis. RevPAR increased by 10.7%, on a US dollar basis, for the quarter ended December 31, 2004, as compared to the same period in 2003, for our worldwide Core Hotels.

Gross operating revenues of our worldwide Core Hotels, on a US dollar basis, increased 14.2% for the full year 2004 compared to 2003. Gross operating margins of our worldwide Core Hotels improved 240 basis points on a full-year basis from 26.9% in 2003 to 29.3% in 2004. Gross operating margins of our worldwide Core Hotels were maintained at 29.5% in the fourth quarter of 2004, as compared to 29.4% in the same period in 2003.

In the second quarter of 2004, we began reporting the Europe and Middle East segments as two separate segments and, as a result, we currently report in five geographic sectors: the United States, Other Americas/Caribbean, Europe, Middle East and Asia/Pacific. With respect to our Core Hotels, the United States represents the most significant geographic area to us, with 54.8% of revenues under management for the full year 2004, followed by Asia/Pacific (17.1%), Europe (15.1%), Other Americas/Caribbean (10.2%) and the Middle East (2.8%). The following tables highlight our results of operations for our Core Hotels in each of these regions.

Market: United States

		2004 increase over (decrease from) 2003

		Gross Operating	Gross Operating
(Percentage change, on a US dollar basis)	RevPAR	Revenue (GOR)	Profit (GOP)

Fourth Quarter	10.6%	9.7%	13.5%
Full Year	8.7%	7.6%	8.9%

Virtually all the US Core Hotels under management realized RevPAR improvements in both the fourth quarter and full year of 2004. The 8.7% improvement in RevPAR at the US Core Hotels for the full year of 2004, as compared to 2003, was the result of occupancy improvements from 68.1% to 70.5% and a 5% increase in achieved room rate. Exceptions for the full year 2004 were Four Seasons Resort Aviara and The Ritz-Carlton Chicago, both of which were affected by a decrease in group travel to those areas. Hotels and resorts under management in Los Angeles, New York, Palm Beach, and Boston, amongst others, outperformed the average RevPAR improvement of the Core Hotels in the region. On a full-year basis in 2004, gross operating margins for the region remained at approximately the same level as 2003, as cost increases, particularly related to energy, health care and workers’ compensation, continued to absorb some of the RevPAR improvement.

Exceptions to the RevPAR trend in this region for the fourth quarter included Four Seasons Hotel San Francisco, where a city-wide labour dispute during the quarter disrupted travel to that market, and Houston, where the area is absorbing significant new hotel room supply. Hotels under management in Las Vegas, Los Angeles, New York and Philadelphia, amongst others, outperformed the average RevPAR improvement of the Core Hotels in the region, while hotels under management in Dallas and The Ritz-Carlton Chicago had more modest RevPAR gains. Gross operating margins for the region improved 90 basis points for the fourth quarter of 2004, as compared to the fourth quarter of 2003.

[5]	The term “Core Hotels” means hotels and resorts under management for the full year of both 2004 and 2003. However, if a “Core Hotel” has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a “Core Hotel” in either year. Changes from the 2003/2002 Core Hotels are the additions of Four Seasons Hotel Amman, Four Seasons Resort Sharm el Sheikh, Four Seasons Hotel Shanghai and Four Seasons Hotel Tokyo at Marunouchi and the deletion of Four Seasons Hotel Berlin, Four Seasons Resort Santa Barbara, Four Seasons Resort Scottsdale at Troon North and Four Seasons Hotel Washington, D.C., the last three of which are undergoing extensive renovation programs that began in 2004.

FOUR SEASONS HOTELS INC.   29

management’s discussion and analysis (continued)

Market: Other Americas/Caribbean

		2004 increase over (decrease from) 2003

		Gross Operating	Gross Operating
(Percentage change, on a US dollar basis)	RevPAR	Revenue (GOR)	Profit (GOP)

Fourth Quarter	7.7%	6.2%	(1.1%)
Full Year	18.2%	16.5%	30.2%

RevPAR for the Other Americas/Caribbean region improved 18.2% for the full year of 2004, as compared to 2003, as a result of an 810 basis point increase in occupancy and a 5.7% increase in achieved room rate (6.6% increase in achieved room rate on a local currency basis). RevPAR improvements were also seen at Four Seasons Hotel Toronto and Four Seasons Hotel Vancouver, reflecting the recovery from the negative impact of Severe Acute Respiratory Syndrome (SARS) in 2003. All of the properties in the region experienced occupancy improvements, particularly Four Seasons Hotel Buenos Aires and Four Seasons Resort Carmelo. As a result of the increases in occupancy and gross operating revenues, gross operating margins improved 310 basis points from 26.7% in 2003 to 29.8% in 2004.

Strong RevPAR improvements in the fourth quarter of 2004 at the hotels under management in South America helped to boost the average RevPAR improvement in the Other Americas/Caribbean region, as RevPAR for the other hotels in the region remained relatively unchanged from the fourth quarter of 2003. Gross operating margins in the region decreased 200 basis points as improvements in South America were offset by declines elsewhere in the region, in particular in Nevis. Gross operating margins in Nevis were unusually high in the fourth quarter of 2003 as a result of the accrual by the resort of revenue related to coastal levies from the government in that period.

Market: Europe

		2004 increase over (decrease from) 2003

		Gross Operating	Gross Operating
(Percentage change, on a US dollar basis)	RevPAR	Revenue (GOR)	Profit (GOP)

Fourth Quarter	12.7%	17.1%	20.1%
Full Year	20.6%	21.3%	31.6%

On a full-year basis, the improvement in RevPAR, on both a US dollar basis and a local currency basis, in 2004 from 2003 in the European region was partially due to the significant negative impact that the war in Iraq had on travel in 2003. The 31.6% increase in gross operating profits for the region was largely attributed to the higher occupancy and achieved room rates at the hotels under management in Dublin, Paris and London.

For the fourth quarter of 2004, RevPAR increases, on both a US dollar basis and a local currency basis, in the European region reflected strong operating results at the hotels under management in Paris and London, primarily driven by achieved room rate improvements. Gross operating profits for the region as a whole increased, on both a US dollar basis and a local currency basis, primarily due to the performance at the hotels in Paris and London.

30   FOUR SEASONS HOTELS INC.

management’s discussion
and analysis

Market: Middle East

		2004 increase over (decrease from) 2003

		Gross Operating	Gross Operating
(Percentage change, on a US dollar basis)	RevPAR	Revenue (GOR)	Profit (GOP)

Fourth Quarter	12.3%	15.3%	9.0%
Full Year	52.9%	58.3%	120.6%

Occupancy at the Middle East Core Hotels improved on a full-year basis from 47.7% in 2003 to 70.5% in 2004, which when combined with a 7.5% increase in achieved room rates, resulted in a 52.9% increase in RevPAR. The increases in occupancy and achieved room rates in 2004, as compared to 2003, were primarily attributable to the significant negative impact that the war in Iraq had on travel to the region in 2003, and the ongoing stabilization of Four Seasons Hotel Amman and Four Seasons Resort Sharm el Sheikh, which were added to the Core Hotels in 2004. On a local currency basis, achieved room rates increased 11.6% on a full-year basis, resulting in a 58.7% improvement in RevPAR. In 2004, gross operating profits for the region demonstrated the strong profitability in the region with a 120.6% improvement over 2003.

RevPAR improvements in the fourth quarter of 2004 at the Middle East Core Hotels were primarily driven by increased occupancy at our properties in Amman and Sharm el Sheikh. Although gross operating margins in the region declined slightly in the quarter, as a result of a decline at Four Seasons Hotel Cairo at The First Residence, gross operating profits increased 9%, as compared to the same period in 2003, primarily as a result of a larger contribution from Four Seasons Hotel Amman. In the fourth quarter of 2003, Four Seasons Hotel Cairo at The First Residence benefited from a one-time adjustment to the shared cost allocations for prior periods made by the owner of this mixed-use project. These adjustments had a positive effect on the profit margin and incentive management fees in the fourth quarter of 2003.

Market: Asia/Pacific

		2004 increase over (decrease from) 2003

		Gross Operating	Gross Operating
(Percentage change, on a US dollar basis)	RevPAR	Revenue (GOR)	Profit (GOP)

Fourth Quarter	10.8%	7.6%	4.6%
Full Year	31.9%	24.8%	48.6%

In 2004, on a full-year basis, a large portion of the 31.9% increase in RevPAR at the properties under management in the Asia/Pacific region reflected a recovery from the negative impact of SARS in the region in 2003. This was particularly so in our properties in Shanghai and Singapore. In addition, the properties in Bali continued to improve after the lingering impact of terrorist attacks on that island in October of 2002. Gross operating profits increased 48.6% and 45.2% on a US dollar and local currency basis, respectively, due to the RevPAR improvements at all of the hotels and resorts under management in the region.

The majority of the hotels under management in the Asia/Pacific region had strong RevPAR improvements for the fourth quarter of 2004. Exceptions were the hotels in Sydney, Tokyo at Chinzan-so and Kuala Lumpur, which experienced modestly lower occupancy in the fourth quarter of 2004, as compared to the same period in 2003. The hotels under management in Bali, Bangkok, Shanghai and Tokyo at Marunouchi had very strong RevPAR improvements as a result of both occupancy and achieved room rate gains. Gross operating profits increased modestly on both a US dollar basis and local currency basis, reflecting these RevPAR improvements. Due to the tsunami in Southeast Asia on December 26, 2004, Four Seasons Resort Maldives at Kuda Huraa was closed; however, there was no material financial impact on the other Four Seasons properties in the Asia/Pacific region.

FOUR SEASONS HOTELS INC.   31

management’s discussion and analysis (continued)

Total revenues of all managed hotels and resorts were approximately $2.9 billion (US$2.2 billion) for the full year 2004 ($2.6 billion (US$1.8 billion) in 2003). Hotel and resort revenues increased in 2004, compared to 2003, due to general improvements in travel trends and an increase in revenues from recently opened hotels and resorts.

Total management revenues increased $22.7 million or 11.6% to $218.5 million for the full year 2004, as compared to $195.8 million in 2003 and 1.2% to $54.1 million for the quarter ended December 31, 2004, as compared to $53.5 million for the same period in 2003. The increase was partially attributable to an improvement in fees of $11.2 million for the full year 2004 from recently opened hotels and resorts, including Whistler, Great Exuma, Miami and Jackson Hole. The decline of the US dollar relative to the Canadian dollar did not have a material impact on our US dollar-denominated management fee revenues for the full year due to the forward currency contracts then in place. The foreign exchange gains on these contracts of $14.6 million, which were deferred prior to January 1, 2004, were recognized in 2004 as an increase of fee revenues over the course of the year and no further contracts that would give rise to a similar gain have been entered into subsequently.

Incentive fees are calculated based on the profits of the hotel or resort under management as determined in accordance with the relevant management agreement. For the full year 2004, incentive fees increased $7.1 million to $28.0 million, as compared to $20.9 million for 2003. Incentive fees contributed 12.8% of the total management revenues for the full year 2004, as compared to 10.7% for the full year 2003. The increase in incentive fees was primarily attributable to the higher levels of profitability at virtually all of our properties under management, including Shanghai, New York, Philadelphia and Las Vegas. For the quarter ended December 31, 2004, incentive fees were essentially unchanged from the same period in 2003. Incentive fees were negatively affected during the fourth quarter of 2004 as the result of the translation of US dollar-denominated incentive fees into Canadian dollars, and by greater compensation costs incurred at the hotels and resorts and accrued during the fourth quarter. This increased compensation expense resulted from the majority of the hotels and resorts exceeding their business plans in 2004, which triggered greater profit participation for the employees than had been incurred in 2003. In addition, certain expenditures that were incurred at some of the hotels and resorts under management during December 2004 to improve longer-term profitability also resulted in reduced incentive fees. This included capital programs that negatively affected operations in the fourth quarter of 2004 at certain properties.

Incentive fees were earned from 35 of our 63 hotels and resorts under management for the full year 2004, as compared to 33 of our 60 hotels and resorts under management in 2003.

General and Administrative Expenses

For the full year 2004, general and administrative expenses (including reimbursed costs of $72.7 million) remained relatively unchanged, increasing 1.0% to $117.5 million, as compared to $116.3 million (including reimbursed costs of $75.3 million) in 2003.

For the fourth quarter of 2004, general and administrative expenses (including reimbursed costs of $19.7 million) decreased $0.9 million to $31.9 million, as compared to $32.8 million (including reimbursed costs of $20.4 million) for the same period in 2003. As described above under “Management Operations”, reimbursed costs are incurred on a cost recovery basis to us and, as a result, we analyze general and administrative expenses excluding reimbursed costs.

General and administrative expenses (excluding reimbursed costs) increased 9.2% to $44.8 million for the year ended December 31, 2004, as compared to the year ended December 31, 2003. General and administrative expenses (excluding reimbursed costs) decreased 1.6% to $12.2 million in the fourth quarter of 2004, from $12.4 million for the same period in 2003. During 2004, as a result of the improved economic and business environment, we held several regional and company-wide management meetings, some of which had been postponed for the past three years. The cost of these meetings together with management compensation relating to profit participation accounted for over 75% of the increase in the full-year general and administrative expenses (excluding reimbursed costs). This management compensation cost was accrued throughout 2004 and there was not a similar entitlement in 2003.

Management Earnings

As a result of the items described above, management earnings before other operating items increased to $101.0 million for the year ended December 31, 2004, as compared to $79.5 million in 2003. For the fourth quarter of 2004, management earnings before other operating items increased to $22.2 million, as compared to $20.7 million in 2003.

32   FOUR SEASONS HOTELS INC.

management’s discussion
and analysis

Ownership and Corporate Operations

Operating losses from ownership and corporate operations before other operating items for the full year 2004 declined $8.4 million to a loss of $21.6 million, as compared to a loss of $30.1 million in 2003. The decreased loss for the year was primarily attributable to a decrease in operating losses at The Pierre in New York of $5.6 million and at Four Seasons Hotel Vancouver of $1.7 million. In addition, the termination of our lease and management of Four Seasons Hotel Berlin resulted in a $3.8 million reduction in ownership losses for the year. In the fourth quarter of 2004, operating losses from ownership and corporate operations before other operating items were $3.8 million, as compared to ownership and corporate operations losses before other operating items of $2.0 million in the fourth quarter of 2003. The majority of the increase in ownership and corporate operations losses for the quarter was attributable to a reversal of lease costs at Four Seasons Berlin in 2003, which is discussed below, and increased expenses related to compliance costs, including internal control documentation and other processes related to the Sarbanes-Oxley Act of 2002 and other recent US and Canadian requirements.

The Pierre

For the year ended December 31, 2004, RevPAR at The Pierre increased 14.6%, as a result of both occupancy and room rate gains, as compared to 2003, reflecting higher travel demand in New York. As a result, the operating results at The Pierre improved $5.6 million to a loss of $4.2 million in 2004, as compared to 2003. Operating earnings at The Pierre improved $0.8 million to $1.7 million in the fourth quarter of 2004, as compared to $0.9 million in the same period last year. RevPAR at The Pierre increased 8.5% in the fourth quarter of 2004, as compared to the same period in 2003. The Pierre had committed a large portion of its rooms to conference business during the fourth quarter of 2004. The room rates on this business were negotiated prior to the strong improvement in travel demand in New York and, as a result, The Pierre’s achieved room rates increased more modestly than might otherwise have been possible in this stronger demand environment.

Four Seasons Hotel Vancouver

RevPAR at Four Seasons Hotel Vancouver increased 8.7% for the year ended December 31, 2004, as compared to 2003, as a result of occupancy improvements. Consequently, the operating results at that hotel improved $1.7 million to a loss of $2.8 million in 2004, as compared to 2003. During the fourth quarter of 2004, RevPAR at Four Seasons Hotel Vancouver remained unchanged, as compared to the same period in 2003. Operating results at that hotel improved approximately $0.3 million to a loss of $1 million in the fourth quarter of 2004, as compared to the same period last year.

Berlin

In September 2004, the landlord terminated our lease of Four Seasons Hotel Berlin, and we ceased managing the hotel. Since reaching our maximum funding obligation of the stipulated minimum lease payments at Four Seasons Hotel Berlin in August of 2003, the lease payments had been limited to the cash flow generated by the hotel. On a full-year basis, 2004 operating earnings were nil as compared to an operating loss of $3.8 million for the same period in 2003. During the fourth quarter of 2003, lease payments that had been accrued beyond cash flow generated by the hotel were reversed, resulting in $0.8 million of operating earnings in that period. During the fourth quarter of 2004, operating results were nil, resulting in a decline of $1.4 million compared to the same period last year.

Compliance Costs

As a result of the substantive changes to governance and disclosure requirements applicable to public companies in the US and Canada, we have incurred and expect to continue to incur increased costs relating to both internal compliance functions and third party services. Although we cannot assess the potential amount of those costs, experience in the US suggests that they may be significant, particularly in the context of the historic levels of our general and corporate administrative expenses. A portion of these increased corporate administrative expenses will be allocable to our ownership and corporate operations.

Other

Our ownership interest in 12 other Four Seasons hotels and resorts that are open and under management and our ownership interest in three Residence Clubs are accounted for on a cost basis. In 2004 and 2003, we received $0.4 million and $0.2 million of cash distributions, respectively, from one of these hotel and resort ownership interests.

FOUR SEASONS HOTELS INC.   33

management’s discussion and analysis (continued)

Other Income/Expense, Net

For the full year 2004, other expense, net was $16.1 million, as compared to $25.8 million in 2003. For the fourth quarter of 2004, other income, net was $6.2 million, as compared to $0.2 million for the same period in 2003.

		Years ended		Three months ended
		December 31,		December 31,

(In millions of dollars)	2004	2003	2004	2003

Loss on redemption of Liquid Yield Option Notes (“LYONs”)	$(14.6)	$—	$—	$—
Foreign exchange gain (loss)	3.6	(14.7)	6.4	2.5
Other[1]	(5.1)	(11.1)	(0.2)	(2.3)

Other income (expense), net	$(16.1)	$(25.8)	$6.2	$0.2

1	Includes legal and enforcement costs relating to Four Seasons hotels in Caracas and Seattle (2004 and 2003), loss on disposal of investments and settlement of loan receivable from Sedona (2004), recoveries on items previously provided for (2004 and 2003) and the writedown of Four Seasons Hotel Berlin (2003).

Redemption of the Liquid Yield Option Notes (“LYONs”)

Included in other expense, net for 2004 was a loss of $14.6 million related to the redemption of the LYONs during the third quarter of 2004. As discussed below under “Financing Activities”, we redeemed all of our LYONs for US$328.73 cash per US$1,000 principal amount at maturity (the redemption price being the issue price plus interest that was accrued but unpaid to but excluding September 23, 2004) for an aggregate payment of US$215.5 million ($275.7 million).

Foreign Exchange

Other expense, net for the full year 2004 includes a $3.6 million net foreign exchange gain, as compared to a $14.7 million net foreign exchange loss for 2003. Other income, net for the fourth quarter of 2004 includes a $6.4 million net foreign exchange gain, compared to a $2.5 million net foreign exchange gain for the same period in 2003. These foreign exchange gains and losses arose from the translation to Canadian dollars at current exchange rates at the end of each month of our non-Canadian dollar-denominated net monetary assets which are not included in our designated self-sustaining subsidiaries; they also reflect local currency foreign exchange gains and losses on net monetary assets incurred by our designated foreign self-sustaining subsidiaries. Net monetary assets are the sum of our foreign currency-denominated monetary assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, long-term receivables and long-term obligations, as determined under Canadian GAAP.

The Canadian dollar strengthened by 6.9% (8.9¢) during 2004 against the US dollar, causing the majority of the net foreign exchange gain for accounting purposes in 2004, due to our net monetary US dollar liability position in 2004.

The following table sets out the exchange rates obtained from the Bank of Canada:

	As at	As at	Average
	December 31,	December 31,	during

	2003	2004	2004

US dollar to Canadian $1.00	0.7738	0.8308	0.7683
Pound sterling to Canadian $1.00	0.4335	0.4336	0.4194
Euro to Canadian $1.00	0.6143	0.6138	0.6185
Australian dollar to US$1.00	1.3280	1.2821	1.2471

Other

Included in other expense, net during the year ended December 31, 2004, was a net loss of $4.6 million related to the sale of all of our investment in Four Seasons Resort Whistler, the majority of our 8% investment in Four Seasons Hotel Amman and all of our ownership interest in land relating to Four Seasons Resort Scottsdale at Troon North, and costs related to our exit from our proposed project in Sedona. The majority of the loss was related to the settlement of our loan receivable from Sedona and for legal costs incurred to finalize the

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management’s discussion
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dispositions. Included in other expense, net during the year ended December 31, 2003 were legal and enforcement costs of $9.5 million in connection with disputes with the owners of the Four Seasons hotels in Caracas and Seattle, which are described below. We also wrote down our fixed asset investment in Four Seasons Hotel Berlin to nil in the fourth quarter of 2003, resulting in a $3.2 million expense.

Four Seasons Olympic Hotel Seattle. During the second quarter of 2003, we settled our disagreement with the owner of Four Seasons Olympic Hotel Seattle, which was subject to arbitration, concerning the management of the hotel. Under the settlement, we concluded our management of Four Seasons Olympic Hotel Seattle upon the sale of the hotel, which occurred on August 1, 2003. On closing of the sale of the hotel, we received an initial payment, which included our share of the sale proceeds as a result of our minority ownership interest in the hotel. We will also receive annual payments over the next several years that are not materially different from the fees that we would have otherwise earned during this period under our previous management agreement for that property. We believe that a fair and equitable settlement was reached and that the payments under the settlement agreement, a portion of which was reflected in net earnings during 2004 and 2003, will, in aggregate, compensate us for the near-term value of our management agreement. During 2004, we signed a letter of intent for a new Four Seasons property in Seattle, which is expected to open after 2006.

Four Seasons Hotel Caracas. We are in a dispute with the owner of Four Seasons Hotel Caracas regarding a variety of matters relating to the completion and ongoing operation of the hotel, including the default of a US$5 million loan owed to us. During the second quarter of 2003, we received a judgment in the legal proceedings against the owner, which involved the protection of our proprietary materials. The court found against the owner on all matters, including illegal computer “hacking” and unlawful and unauthorized use of our proprietary information, and ordered that the owner pay to us damages totalling US$4.9 million, plus legal costs and expenses of US$1.4 million. The owner has appealed the judgment from the legal proceeding, but execution has not been stayed pending appeal. We are moving to enforce the judgment from the legal proceeding against the owner, but have not recorded any receivable arising from the judgment as at December 31, 2004. In addition, the arbitration hearing in respect of the other contractual breaches of the management contract by the owner was completed during the third quarter of 2003 and the tribunal declared that the owner had failed to perform all of its obligations under our management agreements, including, without limitation, its obligation to complete the hotel as a world-class luxury hotel and to allow us to manage the hotel free from unlawful interference of the owner. The arbitration tribunal awarded damages totalling approximately US$8 million ($9.6 million), plus arbitration fees and expenses of approximately US$240,000 ($290,000). The owner has challenged the enforcement of the decision from the arbitration tribunal. We have not recorded any receivables arising from the decision as at December 31, 2004.

Net Interest Income/Expense

For the year ended December 31, 2004, we had net interest income of $1.5 million, as compared to $3.4 million in 2003. Net interest income is a combination of $16.9 million in interest income and $15.4 million in interest expense in 2004, as compared to $14.4 million and $11 million, respectively, for 2003. During the fourth quarter of 2004, we had net interest expense of $187,000, as compared to net interest income of $962,000 in the fourth quarter of 2003. Net interest expense is a combination of $4.1 million in interest income and $4.3 million in interest expense in the fourth quarter of 2004, as compared to $3.7 million and $2.8 million, respectively, for the same period in 2003.

The increase in interest income for the full year 2004, as compared to the same period in 2003, was primarily attributable to increased cash and cash equivalents as a result of the issuance of the convertible senior notes in June 2004. The increase in interest expense was primarily attributable to the variance in interest costs relating to the convertible senior notes issued during the second quarter of 2004, as compared to the interest costs relating to the LYONs during 2003. As discussed below in “Liquidity and Capital Resources”, although the convertible senior notes have a 1.875% interest rate attached to them, for accounting purposes the convertible senior notes are bifurcated into debt and equity components, and a notional interest rate is applied to the portion that is allocated to debt. While the notional interest rate of 5.33% that is applied to the debt component of the convertible senior notes (as described under “Financing Activities”) is lower than the notional rate of 9.2% that was applied to the LYONs, a larger component of the convertible senior notes is allocated to debt than was the case with the LYONs. As a result, for accounting purposes the interest expense associated with the convertible senior notes is higher than was the case for the LYONs.

FOUR SEASONS HOTELS INC.   35

management’s discussion and analysis (continued)

Income Tax Expense

Our income tax expense during the full year and fourth quarter of 2004 was $16.3 million and $4.9 million, respectively (effective tax rate of 32.9% and 23.9%, respectively), as compared to an income tax expense of $6.6 million (effective tax rate of 55.2%) and $4.5 million (effective tax rate of 27.9%), respectively, for the same periods in 2003.

The variation from our expected 24% tax rate is the result of certain items not being tax effected, including the non-taxable amounts related to the redemption of the LYONs in 2004 and, in 2004 and 2003, a portion of the foreign exchange gains and losses, since they will never be realized for tax purposes. In addition, stock option expense is not deductible for Canadian tax purposes and, as such, is not tax effected. In 2004, the impact of these items was partially offset by a reduction in the tax rate related to the utilization of certain losses, which previously had not been recorded. Excluding these items, our tax rate would have been our expected 24%.

Stock Option Expense

Stock option expense for the full year 2004 was $2.1 million ($892,000 allocated to Management Operations and $1.2 million allocated to Ownership and Corporate Operations), as compared to $893,000 for 2003 ($426,000 allocated Management Operations and $467,000 allocated to Ownership and Corporate Operations).

We have reviewed the structure of the compensation program and, in particular, the use of stock options as the principal element of long-term incentives. We intend to modify the long-term incentive component of the compensation program to significantly reduce the role of stock options and are finalizing our recommendations in respect of the structure of the plan that would replace the current stock option plan.

Net Earnings and Earnings per Share

Net earnings for the year ended December 31, 2004 were $33.2 million ($0.93 basic earnings per share and $0.89 diluted earnings per share), as compared to net earnings of $5.4 million ($0.15 basic and diluted earnings per share) for the year ended December 31, 2003. Net earnings for the quarter ended December 31, 2004 were $15.6 million ($0.43 basic earnings per share and $0.41 diluted earnings per share), as compared to net earnings of $11.7 million ($0.33 basic earnings per share and $0.32 diluted earnings per share) for the quarter ended December 31, 2003.

Two-Year Summary by Quarter

(In millions of dollars
except per share amounts)	Fourth Quarter		Third Quarter		Second Quarter		First Quarter

	2004	2003	2004	2003	2004	2003	2004	2003

Consolidated revenues	$84.8	$87.9	$82.7	$72.6	$97.0	$80.8	$75.3	$72.4
Earnings (loss) before other operating items:
Management operations	22.2	20.7	26.3	18.8	30.1	20.5	22.5	19.6
Ownership and corporate operations	(3.8)	(2.0)	(6.4)	(9.4)	(1.7)	(5.5)	(9.7)	(13.2)
Net earnings (loss):
Total	$15.6	$11.7	$(11.1)	$4.4	$17.3	$(1.4)	$11.5	$(9.3)
Basic earnings (loss) per share[1]	$0.43	$0.33	$(0.31)	$0.13	$0.49	$(0.04)	$0.33	$(0.27)
Diluted earnings (loss) per share[1]	$0.41	$0.32	$(0.31)	$0.12	$0.46	$(0.04)	$0.31	$(0.27)

[1]	Quarterly and year-to-year computations of per share amounts are made independently. The sum of per share amounts for the quarters may not agree with per share amounts for the year.

As discussed under “Operating Risks – Seasonality”, our management and ownership operations are seasonal in nature. In addition to the impact of seasonality on our quarter-over-quarter operating results, net earnings each quarter were impacted by the weakening US dollar against the Canadian dollar over the course of 2004 (resulting in foreign exchange gains and losses upon the translation to Canadian dollars

36   FOUR SEASONS HOTELS INC.

management’s discussion
and analysis

of non-Canadian dollar-denominated net monetary assets not included in our designated self-sustaining operations) (See “Operational and Financial Review and Analysis – Results of Operations – Other Income/Expense, Net”). The impact of certain of these items is highlighted in the following table:

(In millions of dollars)	Fourth Quarter		Third Quarter		Second Quarter		First Quarter

	2004	2003	2004	2003	2004	2003	2004	2003

Loss on redemption of LYONs	$—	$—	$(14.6)	$—	$—	$—	$—	$—
Foreign exchange gain (loss)	$6.4	$2.5	$(4.5)	$0.3	$(3.0)	$(9.2)	$4.6	$(8.3)
Other[1]	$(0.2)	$(2.3)	$(4.6)	$(1.2)	$—	$(2.9)	$(0.3)	$(4.6)

[1]	Includes legal and enforcement costs relating to Four Seasons hotels in Caracas and Seattle (2004 and 2003), loss on disposal of investments and settlement of loan receivable from Sedona (2004), recoveries on items previously provided for (2004 and 2003) and the writedown of Four Seasons Hotel Berlin (2003).

Balance Sheet Review and Analysis

Corporate Strategy Relating to Investments

An important part of our overall strategy is to maintain the strength of our balance sheet. Accordingly, we intend to continue to be disciplined in the allocation of our capital. We also intend to seek to dispose of certain of our equity investments, which could contribute further cash and cash equivalents in the near-term. Our capital investment plans remain focused on allocating the majority of our capital for investment opportunities that are intended to establish new long-term management contracts in key destinations or enhance existing management arrangements. Investments in, or advances in respect of or to owners of, properties will only be made where we believe that the overall economic return to us will justify the investment or advance. In that context, we also assess the long-term value that we anticipate that the investment will contribute to our brand.

These investments and advances must meet our financial criteria, including certain minimum return hurdles and a manageable risk profile. We consider whether the structure should be in the form of an investment or an advance, and, among other things, the relative risk and returns of the investment or advance, including interest, dividends and fee income. We generally seek to limit our total long-term capital exposure to no more than 20% of the total equity required for a property. We generally structure investments to be able to have our interest diluted if additional capital is required. Depending on the nature of the investment or advance, it will be characterized on our consolidated balance sheet as “Investments in hotel partnerships and corporations”, “Investment in management contracts” or “Long-term receivables”.

As part of our ongoing balance sheet evaluation, we have reviewed our significant investments and advances and have determined that no additional provision was necessary during 2004 relating to impairment of the book value of any of our investments or advances, which is discussed under “Operational and Financial Review and Analysis – Results of Operations – Ownership and Corporate Operations”.

Long-Term Receivables

Included on our balance sheet as at December 31, 2004 is $215.5 million (2003 – $197.6 million) of long-term receivables relating primarily to advances in respect of, and to owners of, properties that we manage. Significant secured and unsecured long-term receivables relate to our managed properties in London, Hampshire, Sydney, Nevis and San Francisco.

Investments in Hotel Partnerships and Corporations

Consolidated Hotel Ownership Interests

We have a 100% leasehold interest in each of The Pierre in New York and Four Seasons Hotel Vancouver. Our lease was terminated and we ceased managing Four Seasons Hotel Berlin in September 2004. See “Operational and Financial Review and Analysis – Overview – Ownership and Corporate Operations”. Our consolidated financial statements reflect the consolidation of the balance sheets of The Pierre in New York and Four Seasons Hotel Vancouver. There is no third party debt associated with these leasehold interests.

FOUR SEASONS HOTELS INC.   37

management’s discussion and analysis (continued)

Other Hotel, Resort and Residence Club Ownership Interests

For a listing of other hotels and resorts under management in which we have equity investments, see “Four Seasons Portfolio – Description of Hotels, Resorts and Residence Clubs”. During 2004, we also funded a new equity investment in one of the hotels and resorts under construction, Four Seasons Hotel Silicon Valley at East Palo Alto (15%), and funded an additional equity investment in one property, Four Seasons Resort Jackson Hole (10%).

In accordance with Canadian GAAP, we account for these other equity investments on a cost basis because either the percentage ownership or the structure does not give us significant influence over these investments, or the investments were acquired before May 1, 2003 with the intention that they be disposed of in the foreseeable future. Beginning January 1, 2005, we will be required to either equity account or consolidate our investments in which we have a greater than 20% ownership interest. In March 2005, we sold the majority of our 71% equity interest in Four Seasons Residence Club Scottsdale at Troon North for proceeds approximating book value. As a result of the sale, our equity interest in Four Seasons Residence Club Scottsdale at Troon North is below 20%. We continue to manage this property under a long-term management contract. We are continuing to look at other divestment opportunities, including our investment in Four Seasons Hotel Shanghai. The book value of other property ownership interests was $158.1 million as at December 31, 2004 ($157.6 million as at December 31,2003). Based upon the current and budgeted operating cash flow of each of these properties (adjusted for expected capital spending requirements), we currently estimate that the net recoverable amount of each of these investments at least approximates our book value. This valuation determination was made subject to assumptions that are limited by, among other things, the availability of reliable comparable data, and the uncertainty of predictions concerning future events and results. Accordingly, by their nature, estimates of recoverable amounts are subjective and do not necessarily result in precise determinations. Should the underlying assumptions change, the estimated recoverable amounts could change by a material amount.

Each of these other equity investments individually represents less than 5% of our total assets, and none of these investments individually is material to us. We are not liable for any further obligations relating to these investments, other than any commitment discussed under “Four Seasons Portfolio – Properties under Construction or Development” and “Liquidity and Capital Resources”. For the year ended December 31, 2004, we earned fee revenues of $35.3 million ($31.1 million in 2003) from our other equity investments. In addition, we received distributions of $0.4 million ($0.2 million in 2003) from certain of our ownership interests and funded $0.4 million in 2004 ($0.2 million in 2003) as our share of cash flow distribution to, or cash flow shortfall from, certain of our ownership interests in 2004.

Investment in Management Contracts

Included in our balance sheet as at December 31, 2004 is $218.2 million (2003 – $203.7 million) relating to our investment in management contracts. The largest component of these amounts relates to management contracts acquired during the Regent transaction in 1992, including the management contracts for the Four Seasons hotels in New York and Milan and Four Seasons Resort Bali at Jimbaran Bay. The most significant amounts advanced for individual management contracts include amounts advanced in the context of obtaining management contracts for Four Seasons Hotel George V Paris, Four Seasons Resort Scottsdale at Troon North and Four Seasons Hotel Hampshire, and amounts advanced in the context of improving the management contracts for Four Seasons Resort Nevis and The Ritz-Carlton Hotel Chicago.

Fixed Assets

Owners of properties that we manage are contractually responsible for funding the capital requirements of the properties, including guest room and common area renovations, and for maintaining capital reserves to fund ongoing annual maintenance capital expenditures required by the management agreements. The owners annually spend an average of between 3% and 5% of hotel gross revenues on capital expenditures to maintain properties at the Four Seasons standard (other than in newly constructed or recently renovated properties where the annual amounts generally range from 1% to 2% in the initial years of operation following opening and major refurbishment). Capital expenditures are funded primarily by working capital generated from property operations and through advances from the owners. Our share of capital expenditures in 2004 and 2003 was immaterial for those hotel properties in which we have a minority equity interest or pursuant to management contract obligations.

38   FOUR SEASONS HOTELS INC.

management’s discussion
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Liquidity and Capital Resources

As at December 31, 2004, our cash and cash equivalents were $272.5 million, as compared to $170.7 million as at December 31, 2003. Our investments in cash and cash equivalents are highly liquid, with maturities of less than 90 days. These investments include bank deposits, guaranteed investment certificates and money market funds held with major financial institutions.

In November 2004, we finalized a new committed bank credit facility of US$125 million ($150.5 million), which expires September 2007, and replaces a credit facility of US$100 million ($120.4 million). As at December 31, 2004, no amounts were borrowed under the credit facility. However, approximately US$10.9 million ($13.1 million) of letters of credit were issued under the facility. No amounts have been drawn under these letters of credit. We believe that, absent unusual opportunities, this bank credit facility, when combined with cash on hand and internally generated cash flow, should be more than adequate to allow us to finance our normal operating needs and anticipated investment commitments related to our current growth objectives.

Our commitments include the contractual obligations and other commitments described below in this “Liquidity and Capital Resources” section as well as those described under “Off-Balance Sheet Arrangements” and “Four Seasons Portfolio – Properties under Construction or Development”.

Contractual Obligations

	Payments due by period
(In millions of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years

Convertible notes[1]	$303.9	$3.0	$—	$300.9	$—
Operating leases[2]	84.9	10.4	18.5	17.7	38.3
Other long-term obligations[3]	41.2	5.5	5.8	2.0	27.9

Total contractual obligations[4]	$430.0	$18.9	$24.3	$320.6	$66.2

[1]	The amount represents the principal amount plus accrued interest at December 31, 2004 of US$252.5 million. See “Convertible Notes”.

[2]	This amount excludes the future minimum lease payments in connection with Four Seasons Hotel London. See note 15(a) to our consolidated financial statements.

[3]	This amount mainly includes pension obligations, which represent estimated future benefit payments and are net of allocations to the properties, as well as other long-term obligations.

[4]	This does not include the amounts that are disclosed as capital commitments in the chart under “Four Seasons Portfolio – Properties under Construction or Development”.

During 2003, we agreed to donate $20 million to the Canadian Opera Company for its new opera house, which will be named the “Four Seasons Centre for the Performing Arts”. We believe that our association with this project, which is to be built to world-class standards, should, among other things, enhance the long-term value of our brand in a manner consistent with and complementary to the brand recognition associated with the properties we manage. The commitment is being funded in tranches tied to the development of the project over the next several years. As at December 31, 2004, we had funded $7 million. The remaining commitment of $13 million is included in other commitments under “Off-Balance Sheet Arrangements – Guarantees and Commitments”.

Convertible Notes

During 1999, we issued LYONs for US$655.5 million principal amount at maturity (September 23, 2029) for gross proceeds of US$172.5 million. We were entitled to redeem the LYONs commencing in September 2004 for cash equal to the issue price plus accrued interest calculated at 4 1/2 % per annum. As discussed above in “Other Income/Expense, Net”, during the third quarter of 2004, we exercised this right and redeemed all of our LYONs for US$328.73 cash per US$1,000 principal amount at maturity (the redemption price being the issue price plus interest that was accrued but unpaid to but excluding September 23, 2004) for an aggregate payment of US$215.5 million ($275.7 million).

During the second quarter of 2004, we issued US$250 million ($341.1 million) principal amount of convertible senior notes. We used a majority of the net proceeds from the issuance of the convertible senior notes to repay the LYONs and intend to use the remainder for general corporate purposes, including the making of investments in, or advances in respect of or to owners of, properties with a view to obtaining new management agreements or enhancing existing management agreements. These notes bear interest at the rate of 1.875% per annum (payable semi-annually

FOUR SEASONS HOTELS INC.   39

management’s discussion and analysis (continued)

in arrears on January 30 and July 30 to holders of record on January 15 and July 15, beginning January 30, 2005) and will mature on July 30, 2024, unless earlier redeemed or repurchased. The notes are convertible into our Limited Voting Shares at an initial conversion rate of 13.9581 shares per US$1,000 principal amount (equal to a conversion price of approximately US$71.64 ($86.23) per Limited Voting Share), subject to adjustments in certain events, in circumstances in which (i) the Limited Voting Shares have traded for more than 130% of the conversion price for a specified period, (ii) the notes have a trading price of less than 95% of the market price of the Limited Voting Shares into which they may be converted for a specified period, (iii) we call the notes for redemption, or (iv) specified corporate transactions or a “fundamental change” occurs. We may choose to settle conversion in our Limited Voting Shares, cash or a combination of our Limited Voting Shares and cash. Holders of the notes will have the right to require us to purchase the notes for their principal amount plus accrued and unpaid interest on July 30, 2009, July 30, 2014 and July 30, 2019 and in connection with certain events. We will pay cash for any notes so purchased on July 30, 2009. Repurchases of notes made on July 30, 2014 and July 30, 2019 may be made (at our option) in cash, our Limited Voting Shares or a combination of cash and our Limited Voting Shares. Subject to conversion rights, we will have the right to redeem the convertible senior notes for their principal amount, plus any accrued and unpaid interest, beginning August 4, 2009.

In accordance with Canadian GAAP, the convertible senior notes are bifurcated on our financial statements into a debt component (representing the principal value of a bond of US$211.8 million ($288.9 million), which was estimated based on the present value of a US$250 million ($341.1 million) bond maturing in 2009, yielding 5.33% per annum, compounded semi-annually, and paying a coupon of 1.875% per annum) and an equity component of $50.4 million (representing the value of the conversion feature of the convertible senior notes). For further details, see note 10(a) to our consolidated financial statements.

In connection with the offering of the convertible senior notes, we entered into a five-year interest rate swap with an initial notional amount of US$211.8 million ($288.9 million), pursuant to which we agreed to receive interest at a fixed rate of 5.33% per year and pay interest at six-month LIBOR, in arrears, plus 0.4904%. In October 2004, we terminated the interest rate swap agreement and received proceeds of US$9 million ($11.3 million). The book value of the interest rate swap at the date of termination was approximately $2 million. The recognition of the resulting gain was deferred and is being amortized over the next 4.75 years, which would have been the remaining swap term. This will result in an effective interest rate on the notes for accounting purposes of 4.6% for 2005. Taking into account the net present value of the termination of the swap, including the $9.3 million gain, the economic interest cost associated with the convertible senior notes is less than 1%.

Retirement Plan Commitments

We maintain an unfunded, multi-employer, non-contributory, defined benefit retirement plan on behalf of ourselves and the owners of most of our managed properties. This plan provides retirement benefits for certain of our senior executives as well as for hotel and resort general managers, based on years and level of service and annual salary. The portion of the plan applicable to the general managers is the responsibility of the owners of properties that such general managers manage.

The accrued benefit liability of $32.8 million that is recorded on our consolidated balance sheet in “Long-term obligations” as at December 31, 2004, is net of an allocation to the properties that we manage for their share of the accrued benefit liability in respect of the general managers of those properties.

Since it was introduced, there have been a number of changes in the environment in which the retirement plan operates that have resulted in the plan no longer serving the purposes for which it was intended as effectively as it did originally. We are in the process of refining the terms of a plan that we would expect to replace the retirement plan and afford Four Seasons, the owners of properties managed by Four Seasons and the participants in the plan enhanced transparency and reduced uncertainty.

Lease Commitments – Consolidated Hotels

In addition to the obligations identified on our balance sheet as at December 31, 2004, our two consolidated hotels (The Pierre in New York and Four Seasons Hotel Vancouver) are leasehold interests subject to individual property leases.

40   FOUR SEASONS HOTELS INC.

management’s discussion
and analysis

In September 2004, the landlord terminated our lease of Four Seasons Hotel Berlin, and we ceased managing the hotel. Since reaching our maximum funding obligation of the stipulated minimum lease payments at Four Seasons Hotel Berlin in August of 2003, the lease payments had been limited to the cash flow generated by the hotel.

The total annual lease obligations for The Pierre and Four Seasons Hotel Vancouver represented annual payments of approximately $9.2 million in 2004 and are expected to be approximately the same in 2005. These lease expenses are treated as an expense of our Ownership and Corporate Operations on our consolidated statement of operations.

Cash from Operations

During the three months and year ended December 31, 2004, we generated cash of $39.7 million and $57.4 million from operations, respectively, as compared to generating cash of $21.9 million and $66 million, respectively, for the same periods in 2003.

The increase in cash from operations of $17.8 million in the fourth quarter of 2004, as compared to the same period in 2003, resulted primarily from the proceeds received on termination of the interest rate swap of $11.3 million, a decrease in working capital of $3.3 million, an increase in current income tax received of $3.2 million and an increase in cash contributed by management operations of $1.7 million, partially offset by an increase in cash used in ownership and corporate operations of $1.7 million.

The decrease in cash from operations of $8.6 million in 2004, as compared to 2003, resulted primarily from the cash applied to the interest accreted for accounting purposes of $33.1 million related to the redemption of the LYONs in the third quarter of 2004 and an increase in working capital of $26.3 million (primarily as a result of a larger income tax refund that was received in 2003 and an increase in the accrual related to incentive fee improvements and improved fees from residential projects), partially offset by an increase in cash contributed by management operations of $22.3 million, the proceeds received on termination of the interest rate swap of $11.3 million, a decrease in cash used in ownership and corporate operations of $9.2 million and a decrease in legal and enforcement costs paid of $8.1 million (discussed under “Operational and Financial Review and Analysis – Results of Operations – Other Income/Expense, Net”).

Financing Activities (excluding Convertible Notes discussed above)

In 2004, we received proceeds of $42.8 million relating to the exercise of options by employees to purchase 1,367,054 Limited Voting Shares, as compared to option exercise proceeds of $7.7 million in 2003 relating to the purchase of 366,260 Limited Voting Shares.

We paid $3.8 million and $3.6 million in dividends during 2004 and 2003, respectively, based on a dividend policy of $0.11 per Limited Voting Share and $0.055 per Variable Multiple Voting Share per annum, paid semi-annually in January and July. We do not expect to change our dividend policy in 2005.

Investing Activities

Long-Term Receivables

In 2004 we advanced $33.0 million, in the aggregate, as long-term receivables. These included: $22.0 million relating to Four Seasons Hotel Hampshire, which opened in February 2005, $7.3 million relating to Four Seasons Resort Scottsdale at Troon North and $2.4 million relating to Four Seasons Resort Great Exuma at Emerald Bay.

In 2004, we were repaid $11.7 million, in the aggregate, of our long-term receivables, of which the largest component is $7.7 million relating to the settlement of our loan receivable from our proposed project in Sedona.

In 2003, we advanced $18.2 million, in the aggregate, as long-term receivables. These included: $7.3 million relating to Four Seasons Resort Costa Rica, which opened in 2004, $5.0 million relating to Four Seasons Residence Club Scottsdale at Troon North, $2.7 million relating to Four Seasons Hotel Buenos Aires and $2.3 million relating to the proposed development of a Four Seasons Residence Club in Sedona, which was abandoned in 2004.

In 2003, we were repaid $11.8 million, in the aggregate, of our long-term receivables. The largest component of this included: $4.6 million of our loan relating to the renovation of Four Seasons Hotel Bangkok, $2.8 million of deferred incentive fees and $1.8 million of a loan that had been written off in a prior year.

FOUR SEASONS HOTELS INC.   41

management’s discussion and analysis (continued)

Investments in Hotel Partnerships and Corporations

To fund capital requirements in properties in which we have an interest (primarily in properties under construction or development), we invested $48.7 million in 2004 ($18.0 million in 2003). These 2004 investments included Four Seasons Resort Whistler (which we subsequently sold in the third quarter of 2004), Four Seasons Hotel Silicon Valley at East Palo Alto (15%), and funding of an additional equity investment in one opened property, Four Seasons Resort Jackson Hole (10%). These investments were partially offset by the sale of the majority of our 8% investment in Four Seasons Hotel Amman.

The 2003 investments included $7.7 million related to Four Seasons Resort Costa Rica (which opened in January 2004), and $9.2 million related to Four Seasons Resort and Residence Club Jackson Hole (which opened in December 2003). In 2003, we also disposed of our equity interest in Four Seasons Olympic Hotel Seattle and our investment in preferred shares relating to Four Seasons Hotel London for total proceeds of $10.8 million. In addition, our 30.8% interest in Four Seasons Residence Club in Punta Mita was reduced to 19% during 2003 as a result of an investment in the project by a new shareholder.

Investment in Management Contracts

We invested $15.8 million, in aggregate, in management contracts in 2004 ($1.8 million in 2003), including investments with respect to Four Seasons Hotel Hampshire, Four Seasons Resort Whistler and Four Seasons Resort Costa Rica. In 2003 we invested $1.8 million which did not include significant investments in any individual management contract.

Fixed Assets

Our capital expenditures were $8.4 million for the year ended December 31, 2004 and $2.9 million in the fourth quarter of 2004, as compared to $19.3 million and $13.9 million, respectively, for the same periods in 2003. In 2004, we commenced construction on our corporate office expansion. During the fourth quarter of 2003, we purchased land in Toronto for $11.2 million relating to our corporate office expansion.

Outstanding Share Data

Designation	Outstanding as at March 14, 2005

Variable Multiple Voting Shares[1]	3,725,698
Limited Voting Shares	32,883,188
Options to acquire Limited Voting Shares:
Outstanding	4,575,143
Exercisable	2,763,161
Convertible Senior Notes issued June 2004 and due 2024[2]	US$ 250.6 million	[3]
	(Canadian equivalent $302.3 million	)

[1]	Convertible into Limited Voting Shares at any time at the option of the holder on a one-for-one basis.

[2]	The terms of the convertible senior notes are more fully described under “Financing Activities”.

[3]	This amount is equal to the issue price of the convertible senior notes issued in June 2004 and due 2024 plus accrued interest calculated at 1.875% per annum.

Financial Instruments

Foreign Exchange Forward Contracts

We use derivative financial instruments in the management of our foreign currency exposures, when we believe it is appropriate. We do not use derivative financial instruments for trading or speculative purposes.

Because a significant portion of our revenues is derived in foreign currencies (primarily US dollars) and expenditures we incur for our management operations are denominated primarily in Canadian dollars, we enter into foreign exchange forward contracts from time to time to protect ourselves in the event of a strengthening Canadian currency. We estimate future foreign currency cash flows on an ongoing basis, based on our projections of foreign currency-denominated management fees and other transactions. We enter into foreign exchange forward

42   FOUR SEASONS HOTELS INC.

management’s discussion
and analysis

contracts in proportion to the magnitude and timing of these anticipated cash flows. For a description of foreign currency-related risks, see “Operating Risks – Currency Exposure”. We are also subject to credit risks related to the counterparties to our foreign exchange forward contracts.

We enter into hedges of our foreign currency exposures on foreign currency-denominated long-term receivables and other monetary assets by entering into offsetting foreign exchange forward contracts, when we deem it appropriate. As at December 31, 2004, we did not have any contracts of this nature outstanding.

Foreign exchange translation gains and losses on foreign exchange forward contracts used to hedge anticipated foreign currency-denominated revenues are recognized as an adjustment of the revenues when the revenues are recorded, and the portion of the premium or discount on the contract relating to the period prior to recognition of the revenues is also recognized as an adjustment of the revenues when they are recorded. The portion of the premium or discount on the contract that relates to the resulting accounts receivable is amortized as an adjustment of interest expense over the remaining term of the contract. Realized and unrealized gains or losses associated with contracts, which have been terminated or cease to be effective prior to maturity are deferred under other current or non-current assets or liabilities on our balance sheet and recognized in income in the period in which the associated revenue is recognized.

Other Financial Instruments

In addition to the foreign exchange forward contracts, we have the following financial instruments at December 31, 2004: cash equivalents (see “Liquidity and Capital Resources”), long-term receivables (see “Balance Sheet Review and Analysis – Long-Term Receivables”), convertible senior notes (see “Liquidity and Capital Resources – Convertible Notes”) and short-term financial instruments, including current receivables and current accounts payable.

Fair Value of Financial Instruments

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could materially affect the estimates.

As cash equivalents, current receivables, current accounts payable and certain other short-term financial instruments are all short-term in nature, their carrying amounts approximate fair values. The fair value of our 2004 and 2003 convertible notes is based on market quotes obtained from one of our financial advisors. The fair value of foreign exchange forward contracts is estimated from quotes obtained from our counterparties for the same or similar financial instruments.

We do not have plans to sell loans receivable to third parties and we expect to realize or settle them in the ordinary course of business. The fair values of these instruments cannot be reasonably estimated because no active and liquid market exists for these instruments, and a market rate of interest (for instruments having similar terms and characteristics) that is required to be used in estimation techniques, such as discounted cash flow analysis, cannot reasonably be determined due to the unusual terms of these instruments.

The fair values of our financial instruments are as follows:

(In millions of dollars)	Estimated fair value	Carrying amount

2004:
Convertible senior notes[1]	$(388.0)	$(311.3)
2003:
Convertible notes[1]	(289.0)	(273.4)
Foreign exchange forward contracts	15.0	0.6

[1]	The carrying amount of the convertible notes includes the amounts allocated to both long-term obligations and shareholders’ equity. It excludes, however, the offering expenses and underwriters’ commission related to the shareholders’ equity component of the notes of $1.8 million in 2004 (2003 – $6.9 million), which are recorded in shareholders’ equity.

FOUR SEASONS HOTELS INC.   43

management’s discussion and analysis (continued)

Off-Balance Sheet Arrangements

In addition to the financial instruments discussed above we have various off-balance sheet arrangements, the most significant of which are discussed below.

Guarantees and Commitments

As at December 31, 2004, we have provided certain guarantees and have other commitments in connection with properties under our management. These include guarantees in respect of four projects totalling a maximum of $24 million, as well as a $361,000 guarantee of relocation costs for certain employees. We have lease commitments in respect of Four Seasons Hotel London, as well as a lease commitment in respect of Four Seasons Hotel Prague (see notes 15(a) and 15(c), respectively, to our consolidated financial statements). In addition, we have four other commitments totalling $29.3 million, which includes our donation to the Canadian Opera Company for the “Four Seasons Centre for the Performing Arts”, which is more fully described under “Contractual Obligations” above, and the remaining three other commitments are to properties under our management. We have also guaranteed certain obligations of various officers and employees in the aggregate amount of $296,000, all of which were entered into before 2002.

To the extent we are called upon to honour any one of these commitments, we generally have either the right to be repaid from hotel operations and/or have various forms of security or recourse to the owner of the property. We do not anticipate funding any amount pursuant to these commitments during 2005, with the exception of $7.0 million for the “Four Seasons Centre for the Performing Arts”, and $1.5 million relating to our other commitments. Our assessment of our potential liability for such matters could change as a result of, among other things, the associated risks and uncertainties.

Indemnities

Disposition Indemnification Arrangements

In connection with the sale of all or a part of our interest in a property, we may agree to provide an indemnity against claims relating to breaches of specific covenants or representations and warranties. The maximum amount of the indemnification in these transactions is generally limited to the purchase price paid for the interest being purchased. The nature of these indemnities prevents the calculation of an exact amount that may be payable to the indemnified parties. In the context of two dispositions, we received indemnity agreements in our favour for our guarantee obligations that remained in place notwithstanding the disposition. We believe that the indemnification agreements in our favour should fully indemnify us for any possible payment under these existing guarantees.

Director and Officer Indemnification Arrangements

To the extent permitted by law, we indemnify individuals that are, or have been, directors or officers against certain claims that may be made against them as a result of their being, or having been, a director or officer at our request. We have purchased directors’ and officers’ liability insurance that may be available in respect of certain of these claims.

Other Indemnification Arrangements

In the ordinary course of our business, we enter into other agreements with third parties that may contain indemnification provisions pursuant to which the parties to the agreements agree to indemnify one another if certain events occur (such as, but not limited to, changes in laws and regulations or as a result of litigation claims or liabilities that arise in respect of tax or environmental matters).

The terms of our indemnification provisions vary based on the contract, which (together with the fact that any amounts that could be payable would be dependent on the outcome of future, contingent events, the nature and likelihood of which cannot be determined at this time) precludes us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We believe that the likelihood that we would incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnification arrangements. No amount has been recorded in the consolidated financial statements with respect to these indemnification provisions. Our assessment of our potential liability could change in the future as a result of currently unforeseen circumstances.

44   FOUR SEASONS HOTELS INC.

management’s discussion
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Looking Ahead

Our business plan objectives for 2005 continue to focus on those aspects of the business that we believe provide the greatest potential for maximizing shareholder value by, among other things, contributing to long-term cash flow and enhancing our market position and brand, including continued opening of new Four Seasons properties, maintaining and enhancing market share, maintaining room rates and increasing the RevPAR and profitability of the properties we manage.

In addition to Four Seasons Hotel Hampshire, which opened in February 2005, we expect to open five new hotels and resorts in 2005 or the early part of 2006. The average term of the management contracts for these five properties is 53 years, and these management contracts are expected to provide us with significant long-term fee income. For a discussion of our capital commitments in connection with these projects, see “Four Seasons Portfolio – Properties under Construction or Development”.

We believe that maintaining room rates is one of the most important factors in being well-positioned for the increase in travel demand that is expected to occur with global economic recovery. Over the past four years, we have been generally successful at increasing room rates from the levels achieved in 2000 without sacrificing occupancy. During 2005, we intend to maintain our focus on value to our guests by continuing to deliver our exceptional quality of service, while at the same time controlling costs. We also intend to focus on enhancing our premium service quality and rate premiums at each of the ten Four Seasons hotels and resorts that opened over the past 24 months and the five new Four Seasons projects that are expected to open later in 2005 or early in 2006.

We expect that the improving economic environment should translate into continued improvement in travel demand, particularly business travel. We also expect that leisure travel demand, which overall has been more resilient in the past few years than business travel, will remain stable. On a full-year basis, we continue to expect our average daily room rates for 2005 to exceed the rates achieved in 2004. We also expect our business model to perform at or above industry levels consistent with past experience.

If the travel trends that we experienced in 2004 continue, we expect RevPAR, on a US dollar basis, for worldwide Core Hotels in the first quarter of 2005 and the full year 2005 to increase by more than 10%, both as compared to their respective periods in 2004. We expect that this improvement will result from occupancy and pricing improvements in all geographic regions in 2005. If current trends continue, we expect the full-year gross operating margins of our worldwide Core Hotels to increase more than 200 basis points in 2005.

A part of our business strategy is to invest a portion of available cash to obtain new management agreements or enhance existing management arrangements. These investments or advances will only be made where we expect our overall economic return to justify the investment or advance. In this context, we also assess the long-term value that we anticipate that the investment or advance will contribute to our brand. During the year ended December 31, 2004, we made investments in a variety of projects, including Silicon Valley and Jackson Hole. For the quarter and year ended December 31, 2004, we funded $8.5 million and $93.6 million, respectively, in management opportunities, including amounts advanced as loans receivable, investment in hotel partnerships and investment in management contracts ($5.2 million and $42.6 million, respectively, for the same periods in 2003). In 2005, we expect to fund approximately US$90 million in respect of investments in, or advances to, various projects, including Geneva and Damascus, plus additional funding in Buenos Aires and Exuma and the expansion of corporate office facilities. We anticipate selling two or more interests in properties during 2005, from which we expect to receive total aggregate proceeds of approximately US$20 million. To this end, we sold the majority of our 71% equity interest in Four Seasons Residence Club Scottsdale at Troon North for proceeds approximating book value in March 2005.

FOUR SEASONS HOTELS INC.   45

management’s discussion and analysis (continued)

Four Seasons Portfolio

Description of Hotels, Resorts and Residence Clubs

The following table provides an overview of the properties that we currently manage:

	Approximate		Approximate
	number of rooms/units		equity interest[1]

United States

Four Seasons Hotel Atlanta, Georgia	244		—
Four Seasons Hotel Austin, Texas	291		—
Four Seasons Resort Aviara, California	329		7.3%[2]
Four Seasons Residence Club Aviara, California	120		7.3%[2]
The Regent Beverly Wilshire (Beverly Hills), California	395		—
Four Seasons Biltmore Resort (Santa Barbara), California	213		—
Four Seasons Hotel Boston, Massachusetts[3]	272		—
Four Seasons Hotel Chicago, Illinois	343		—
The Ritz-Carlton Hotel Chicago, Illinois	435		—
Four Seasons Hotel Houston, Texas[3]	404		—
Four Seasons Resort Hualalai at Historic Ka’upulehu, Hawaii	243		—
Four Seasons Resort Jackson Hole, Wyoming[3]	146		10%[2,5]
Four Seasons Residence Club Jackson Hole, Wyoming	16	[4]	10%[2]
Four Seasons Resort and Club Dallas at Las Colinas, Texas	357		—
Four Seasons Hotel Las Vegas, Nevada	424		—
Four Seasons Hotel Los Angeles, California	285		— [5]
Four Seasons Resort Maui at Wailea, Hawaii	377		—
Four Seasons Hotel Miami, Florida	221		4.7%[2]
Four Seasons Hotel Newport Beach, California	295		—
Four Seasons Hotel New York, New York	362		—
Four Seasons Resort Palm Beach, Florida	210		—
Four Seasons Hotel Philadelphia, Pennsylvania	364		—
The Pierre in New York, New York	201	[6]	100%[7]
Four Seasons Hotel San Francisco, California[3]	277		—
Four Seasons Resort Scottsdale at Troon North, Arizona	210		3.9%[2,5,8]
Four Seasons Residence Club Scottsdale at Troon North, Arizona	44		14.2%[2,5]
Four Seasons Hotel Washington, District of Columbia	211		—

Other Americas/Caribbean

Four Seasons Hotel Buenos Aires, Argentina	165		—
Four Seasons Resort Carmelo, Uruguay	44		—
Four Seasons Resort Costa Rica at Peninsula Papagayo, Costa Rica[3]	165		11.4%[7]
Four Seasons Resort Great Exuma at Emerald Bay, The Bahamas[3]	183		—
Four Seasons Hotel Mexico City, Mexico	240		—
Four Seasons Resort Nevis, West Indies [3]	196		—
Four Seasons Resort Punta Mita, Mexico[3]	140		—
Four Seasons Hotel Toronto, Ontario, Canada	380		—
Four Seasons Hotel Vancouver, British Columbia, Canada	376		100%[7]
Four Seasons Resort Whistler, British Columbia, Canada	273		— [5]

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	Approximate	Approximate
	number of rooms/units	equity interest[1]

Asia/Pacific

Four Seasons Resort Bali at Jimbaran Bay, Indonesia	147	—
Four Seasons Resort Bali at Sayan, Indonesia[3]	60	—
Four Seasons Hotel Bangkok, Thailand	340	—
Four Seasons Resort Chiang Mai, Thailand	80	—
Four Seasons Hotel Jakarta, Indonesia[3]	365	2%[2,10]
The Regent Kuala Lumpur, Malaysia	468	—
Four Seasons Resort Maldives at Kuda Huraa, Maldives	106	—
Four Seasons Hotel Shanghai, People’s Republic of China	439	21.2%[2,5,9]
Four Seasons Hotel Singapore, Singapore	254	—
The Regent Singapore, Singapore	441	—
Four Seasons Hotel Sydney, Australia	531	15.2%[7]
Grand Formosa Regent Taipei, Taiwan	538	—
Four Seasons Hotel Tokyo at Chinzan-so, Japan	283	—
Four Seasons Hotel Tokyo at Marunouchi, Japan	57	—

Middle East

Four Seasons Hotel Amman, Jordan	193	1.6%[2]
Four Seasons Hotel Cairo at The First Residence, Egypt [3]	269	—
Four Seasons Hotel Cairo at Nile Plaza, Egypt [3]	365	7.8%[2]
Four Seasons Hotel Riyadh, Saudi Arabia	249	—
Four Seasons Resort Sharm el Sheikh, Egypt [3]	136	—

Europe

Four Seasons Hotel Gresham Palace Budapest, Hungary	179	18.3%[2]
Four Seasons Hotel Dublin, Ireland	259	—
Four Seasons Hotel Hampshire, England	133	— [5]
Four Seasons Hotel Istanbul, Turkey	65	— [11]
Four Seasons Hotel The Ritz Lisbon, Portugal	282	—
Four Seasons Hotel Canary Wharf, England	142	— [12]
Four Seasons Hotel London, England	220	12.5%[5,7,13]
Four Seasons Hotel Milan, Italy	118	—
Four Seasons Hotel George V Paris, France	245	—
Four Seasons Hotel Prague, Czech Republic	161	— [5]
Four Seasons Resort Provence at Terre Blanche, France[3]	115	—

[1]	In the ordinary course, we make investments in, or advances in respect of or to owners of, properties to obtain new management agreements or to enhance existing management agreements where we believe the overall economic return to us will justify the investment or advance. We generally seek to limit our total long-term capital exposure to no more than 20% of the total equity required for a property. For a description of our investments in, or advances made in respect of or to owners of, properties and other commitments in respect of existing properties, including the equity investments listed in this chart, see “Balance Sheet Review and Analysis” and “Liquidity and Capital Resources”.

[2]	Freehold interest.

[3]	This project includes, or is expected to include, a Four Seasons Residence Club or a Four Seasons branded residential component.

[4]	Four Seasons Residence Club Jackson Hole, Wyoming may have up to 40 units at full build out.

[5]	In addition to providing management services to this property, we have a guarantee or other commitment in respect of this property. See “Off-Balance Sheet Arrangements –Guarantees and Commitments”.

[6]	Includes approximately 30 cooperative suites leased from individual owners and operated as hotel rooms.

[7]	Leasehold interest.

[8]	We have a preferred profits interest derived from previously existing subordinated loans to the resort of approximately US$17.4 million in aggregate plus a loan in the amount of US$6.0 million to an entity that owns approximately 85% of the entity that owns the hotel.

[9]	We anticipate that we will reduce our equity interest through a sale to a third party.

[10]	The Regent Jakarta was re-branded as Four Seasons Hotel Jakarta effective July 14, 2004.

[11]	Subject to satisfaction of certain conditions, we may acquire an 18% leasehold interest in conjunction with a proposed expansion and renovation of Four Seasons Hotel Istanbul.

[12]	We have made a loan of £3 million to the owner of the Four Seasons Hotel Canary Wharf, which is convertible into an equity interest in the hotel on the occurrence of certain events.

[13]	Four Seasons Hotels Limited (“FSHL”) is the tenant of the land and premises constituting Four Seasons Hotel London. FSHL has entered into a sublease of the hotel with the entity on whose behalf we manage the hotel. The annual rent payable by FSHL under the lease is the same as the annual rent that is payable by the sub-tenant pursuant to the sublease. Indirectly, we now hold a 12.5% ownership interest in the sub-tenant.

FOUR SEASONS HOTELS INC.   47

management’s discussion and analysis (continued)

Properties under Construction or Development

We currently have 26 properties under construction or development that are to be operated under the Four Seasons name. We expect nine of those properties to include a Residence Club or other residential branded component. The following table provides an overview of these properties:

		Total capital			Capital
		commitment			commitment
	Approximate	as at			not yet funded as
	number of	March 14, 2005			at March 14, 2005
Hotel/Resort/Residence Club and location[1,2]	rooms/units	(in millions)			(in millions)

Scheduled 2005/2006 Openings

Four Seasons Hotel Alexandria, Egypt [3]	125		—			—
Four Seasons Hotel Damascus, Syria	305	US$	5			—
Four Seasons Hotel Doha, Qatar [3]	230	US$	4	[4]	US$	4
Four Seasons Hotel Florence, Italy	120		€10	[4]		€10
Four Seasons Hotel Geneva, Switzerland	100	US$	19		US$	15.4
Four Seasons Hotel Hong Kong, People’s Republic of China[3]	395		—			—
Four Seasons Resort Lanai at Koele, Hawaii, USA	100		—			—
Four Seasons Resort Lanai at Manele Bay, Hawaii, USA	250		—			—
Four Seasons Resort Langkawi, Malaysia	90		—			—
Four Seasons Resort Maldives at Landaa Giraavaru, Maldives	115	US$	4		US$	4
Four Seasons Hotel Mumbai, India	235		—			—
Four Seasons Residence Club Punta Mita, Mexico[5]	35	US$	36.8		US$	35.7
Four Seasons Hotel Silicon Valley at East Palo Alto, California, USA	200	US$	6.7		US$	0.8
Four Seasons Private Residences Whistler, British Columbia, Canada[6]	35		—			—

Beyond 2006

Four Seasons Hotel Baltimore, Maryland, USA[3]	200	US$	5		US$	5
Four Seasons Hotel Beijing, People’s Republic of China	325	US$	1		US$	1
Four Seasons Hotel Beirut, Lebanon	235	US$	5		US$	5
Four Seasons Resort Bora Bora, French Polynesia	105	US$	6.5	[4]	US$	6.5
Four Seasons Hotel Dubai, United Arab Emirates[3]	250		—			—
Four Seasons Hotel Istanbul at the Bosphorus, Turkey	170	US$	12	[7]	US$	10.5
Four Seasons Hotel Kuwait City, Kuwait	225		—			—
Four Seasons Hotel Moscow, Russia[3]	210	US$	10		US$	10
Four Seasons Hotel Moscow Kamenny Island, Russia[3]	80	US$	5		US$	5
Four Seasons Resort Puerto Rico, Puerto Rico[3]	250	US$	10		US$	10
Four Seasons Hotel Seattle, Washington, USA[3]	150	US$	5		US$	5
Four Seasons Resort Vail, Colorado, USA	120	US$	6		US$	6

[1]	Information concerning hotels, resorts and Residence Clubs or other residential branded components under construction or under development is based upon agreements and letters of intent and may change prior to the completion of the project. We have estimated the dates of scheduled openings based upon information provided by the various developers. There can be no assurance that the dates of scheduled openings will be achieved, that estimated capital commitments will not change or that these projects will be completed. In particular, where a property is scheduled to open near the end of a year there is a greater possibility that the year of opening could be changed.

[2]	We have made an investment in Orlando, Florida, which we expect to include a Four Seasons Residence Club and/or a Four Seasons branded residential component. The financing for this project has not yet been completed and therefore a scheduled opening date cannot be established at this time.

[3]	We expect this project to include a Four Seasons Residence Club and/or a Four Seasons branded residential component.

[4]	All or a portion of the capital commitment is to be provided by way of an operating deficit loan that may or may not be required to be funded. In the case of Four Seasons Hotel Doha, Four Seasons Hotel Florence and Four Seasons Resort Bora Bora, we do not expect the operating deficit loans that we are to provide to exceed US$4 million, €10 million and US$4 million, respectively, if they are funded.

[5]	Four Seasons Residence Club Punta Mita remains under development adjacent to Four Seasons Resort Punta Mita.

[6]	Four Seasons Private Residences Whistler are under development adjacent to Four Seasons Resort Whistler.

[7]	This capital commitment relates to our purchase of an equity interest in Four Seasons Hotel Istanbul at the Bosphorus as well as the existing Four Seasons Hotel Istanbul.

48   FOUR SEASONS HOTELS INC.

management’s discussion
and analysis

Three-Year Review

(In millions of dollars except per share amounts)	2004	2003	2002[1]
Statements of Operations Data

Consolidated revenues[2,3]	$339.8	$313.6	$339.1
Management operations:
Revenues (excluding reimbursed costs3)	$145.8	$120.5	$118.7
Management earnings before other operating items	101.0	79.5	82.0
Ownership and corporate operations:
Revenues	126.7	123.2	141.3
Distribution from hotel investments	0.4	0.2	1.3
Ownership and corporate loss before other operating items	(21.6)	(30.1)	(19.6)
Earnings before other operating items[4]	79.4	49.5	62.4
Depreciation and amortization	(15.3)	(15.0)	(14.8)
Other expense, net[5]	(16.1)	(25.8)	(22.9)
Earnings from operations[6]	48.0	8.7	24.7
Interest income, net	1.5	3.4	3.2
Earnings before income taxes[7]	49.5	12.0	27.9
Income tax expense	(16.3)	(6.6)	(6.7)
Net earnings	$33.2	$5.4	$21.2
Earnings per share:
Basic	$0.93	$0.15	$0.61
Diluted	$0.89	$0.15	$0.59
Weighted average number of shares (millions):
Limited Voting Shares	31.8	31.1	31.1
Variable Multiple Voting Shares	3.8	3.9	4.0

Cash Flow Data

Cash provided by operations	$57.4	$66.0	$41.8
Cash provided by (used in) financing	125.7	3.9	(13.3)
Cash used in capital investments	(54.9)	(40.1)	(74.3)

Balance Sheet Data

Cash and cash equivalents	$272.5	$170.7	$165.0
Total assets	1,085.8	946.7	991.4
Long-term obligations	309.1	120.1	129.1
Shareholders’ equity	704.0	765.5	801.2

Other Data

Total revenues of all managed hotels and resorts[8]	$2,912.0	$2,600.4	$2,845.4
Management operating margin[9]	69.3%	66.0%	69.0%
Management earnings before other operating items as a percentage of earnings before other operating items	127.2%	160.8%	131.4%
Market price per share at year-end	$98.11	$66.33	$44.40
Cash dividends declared per share:
Limited Voting Shares	$0.11	$0.11	$0.11
Variable Multiple Voting Shares	$0.055	$0.055	$0.055
Shares outstanding (millions):
Limited Voting Shares	32.9	31.4	30.9
Variable Multiple Voting Shares	3.7	3.8	4.0
Market capitalization at year-end	$3,591.7	$2,337.6	$1,548.5
Employees[10]	31,300	28,640	27,720

FOUR SEASONS HOTELS INC.   49

management’s discussion and analysis (continued)

[1]	In December 2003, the Canadian Institute of Chartered Accountants (“CICA”) amended Section 3870 of its Handbook to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. In accordance with one of the transitional alternatives permitted under amended Section 3870, we have prospectively adopted the fair value-based method to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method, and results for the year ended December 31, 2002 have not been restated. The prospective application of adopting the fair value-based method effective January 1, 2003 resulted in a decrease in net earnings of $0.9 million and a decrease in basic and diluted earnings per share of $0.03 and $0.02, respectively, for the year ended December 31, 2003.

[2]	Consolidated revenues are comprised of revenues from management operations, revenues from ownership and corporate operations and distributions from hotel investments, less fees from ownership and corporate operations to management operations.

[3]	As a result of adopting Section 1100, “Generally Accepted Accounting Principles”, which was issued by the CICA, and was effective January 1, 2004, we have included the reimbursement of all out-of-pocket expenses in both revenues and expenses instead of recording certain reimbursed costs as a “net” amount. The change in the accounting treatment of reimbursed costs resulted in an increase in consolidated revenues for the year ended December 31, 2004 of $41.3 million (2003 – $45.2 million; 2002 – $54.5 million), but did not have an impact on net earnings.

[4]	Earnings before other operating items is equal to net earnings plus (i) income tax expense plus (ii) interest expense less (iii) interest income plus (iv) other expense less (v) other income plus (vi) depreciation and amortization. Earnings before other operating items is not intended to represent cash flow from operations, as defined by Canadian GAAP, and it should not be considered as an alternative to net earnings, cash flow from operations or any other measure of performance prescribed by GAAP. Our earnings before other operating items may also not be comparable to earnings before other operating items used by other companies, which may be calculated differently. We consider earnings before other operating items to be a meaningful indicator of operations and use it as a measure to assess our operating performance. It is included because we believe it can be useful in measuring our ability to service debt, fund capital expenditures and expand our business. Earnings before other operating items is also used by investors, analysts and our lenders as a measure of our financial performance.

[5]	Other expense, net is comprised of foreign exchange gain/loss, gain/loss on sale of investments, recovery of/provision for loss, legal and enforcement costs and loss on redemption of LYONs.

[6]	Earnings from operations represent earnings before other operating items less (i) depreciation and amortization plus (ii) other income less (iii) other expense.

[7]	Earnings before income taxes represent earnings from operations plus (i) interest income less (ii) interest expense.

[8]	Total revenues of all managed hotels and resorts consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts that we manage.

[9]	Management operating margin represents management earnings before other operating items, as a percentage of management revenues, excluding reimbursed costs.

[10]	We directly employ, and are financially responsible for, approximately 500 people at our various corporate offices, worldwide sales offices and central reservations offices. In addition, there are approximately 30,800 employees located at the 63 hotels and resorts and three Residence Clubs that we manage. All costs relating to these property-based employees, including wages, salaries and health and insurance benefits, are the responsibility of the property owners and are generally paid out of the operating cash flow of the property.

50   FOUR SEASONS HOTELS INC.

management’s discussion
and analysis

Operating Risks

Our business is subject to many risks and uncertainties, including those discussed below.

Geopolitical, Economic and Lodging Industry Conditions

We focus exclusively on the luxury segment of the lodging industry, which is subject to operating risks inherent in the industry. These risks include, among other things:

•	changes in general, local and industry-specific economic and financial conditions, such as the airline industry,

•	periodic overbuilding in the industry or a specific market,

•	varying levels of demand for rooms and related services (including food and beverage and function space),

•	competition from other properties,

•	changes in travel patterns,

•	the recurring need for renovation, refurbishment and improvement of hotel and resort properties,

•	changes in wages, benefits, prices, construction and maintenance, insurance and operating costs that may result from inflation or otherwise,

•	government regulations,

•	changes in taxes and interest rates,

•	currency fluctuations,

•	the availability and cost of financing for operating or capital requirements,

•	natural disasters,

•	extreme weather conditions,

•	labour disputes,

•	infectious diseases, and

•	war, civil unrest, terrorism, international conflict and political instability.

We operate and own luxury hotels, resorts and serviced and branded residential projects in many areas of the world and our revenues are dependent upon the results of the individual properties. The conditions listed above can have, and have from time to time had, a significant adverse impact upon individual properties or particular regions. A period of economic recession or downturn in any of the world’s primary outbound travel markets could materially and adversely affect, and have from time to time materially and adversely affected, our business, results of operations and financial condition, including fee revenue and ownership earnings. An economic downturn generally affects ownership results to a significantly greater degree than management results due to the high fixed costs associated with hotel ownership.

Competition

The luxury segment of the hotel and resort industry is subject to intense competition, both for guests and for the acquisition of new management agreements. Competition for guests arises primarily from other luxury hotel chains, individual luxury hotels and resorts and a limited number of luxury properties operated by larger hotel chains. That competition is primarily based on, among other things, brand name recognition, location, room rates and quality of service and accommodations. Demographic, geographic and other changes in specific market conditions could materially and adversely affect the convenience or desirability of the locales in which hotels and resorts that we manage are located.

We compete for management opportunities with other hotel operators. We believe that our ability to obtain management agreements is based primarily on the value and quality of our management services, brand name recognition and the economic advantages to the hotel owner of retaining our management services and using our brand name. We also believe that an owner’s assessment of the economic

FOUR SEASONS HOTELS INC.   51

management’s discussion and analysis (continued)

advantages of retaining our management services and using our brand name is, in part, a function of the success of the hotels and resorts currently under management by us. Competitive factors also include relationships with hotel owners and investors, marketing support, reservation system capacity and the ability to make investments that may be necessary to obtain management agreements. Our failure to compete successfully for expansion opportunities or to attract and maintain relationships with current hotel owners could materially and adversely affect our business, results of operations and financial condition.

Dependence on Management Agreements

Management agreements expire in the ordinary course, and may in certain circumstances be renegotiated and be subject to termination upon the occurrence of specified events. Failure to obtain new management agreements or maintain existing management agreements could materially and adversely affect our business, results of operations and financial condition. We manage hotels and resorts for various owners subject to the terms of each property’s management agreements. Those agreements generally can be terminated by the non-defaulting party upon default in payment or unremedied failure to comply with the terms of the agreements unless, in most cases, such default or unremedied failure was caused by typical force majeure events. Most of the management agreements are subject to performance tests that, if not met, could allow the agreements to be terminated by the owner prior to the expiration of their respective terms. The failure to maintain the standards specified in the agreement or to meet the other terms and conditions of an agreement, including a performance test, could result in the loss or cancellation of a management agreement. Typically, but not in all cases, we have certain rights to cure a default to avoid termination. Substantially all of the management agreements include typical force majeure events, which, if they were to occur would prevent the termination of the management agreements. Some management agreements also can be terminated subject to a payment to us if the property is sold by the owner to a new owner who does not wish to retain the existing agreement.

In the event of bankruptcy involving a property and foreclosure, a management agreement may be terminated in most jurisdictions, unless the lender has executed a non-disturbance agreement that is enforceable under applicable bankruptcy laws. We generally have non-disturbance agreements with the lenders to owners of hotels and resorts that we manage. Where no non-disturbance agreement is in place or where it is not enforceable under applicable bankruptcy laws, the risk of loss of a management agreement increases where debt that cannot be serviced adequately is incurred by the owner at the property level. In some jurisdictions, particularly in the United States, management agreements have been construed by courts to create an agency relationship that is terminable by the owner, notwithstanding any provision of the agreement that purports to make the agreement not terminable under such circumstances. In such circumstances, we would generally have an unsecured claim for breach of contract against the owner of the hotel or its trustee in bankruptcy.

Management agreements for hotels and resorts we manage currently have remaining terms (including extension periods at our election) averaging approximately 52 years. Renewal of management agreements at the end of their term is the subject of negotiation between us and the relevant owners. There can be no assurance that any particular management agreement or agreements will be renewed or with respect to the terms and conditions of any renewal.

Dependence on Property Owners

As a result of our strategic decision to focus on management as opposed to ownership of hotel and resort properties, our growth opportunities are dependent in part on our ability to establish and maintain satisfactory relationships and enhance those relationships with existing and new property owners. Those growth opportunities are also dependent on access to capital by these investors. In 2004, no owner had interests in any combination of hotels, resorts and serviced and branded residential properties managed by Four Seasons that represented in excess of 10% of our total consolidated revenues. A failure by us to maintain satisfactory relationships with any owner or owners of a significant number of properties could have a material adverse effect on our business, results of operations and financial condition.

Risk Associated with Expansion, Growth and New Construction

An element of our business strategy is to increase the number of hotels and resorts under management. That expansion is dependent upon a number of factors, including the identification of appropriate management opportunities, competing successfully for the management agreements relating to those opportunities, availability of financing for new developments and timely completion of construction of new hotels and resorts (or the refurbishment of existing properties) that are, or are to be, managed by us.

52   FOUR SEASONS HOTELS INC.

management’s discussion
and analysis

From time to time, the hotel industry has experienced periods during which financial institutions generally have been reluctant to provide financing for the construction of real estate properties, including hotels and resorts. There can be no assurance that we will be able to obtain financing for projects or that the terms on which such financing can be obtained will be acceptable to us. The inability to obtain financing for a project could cause cancellation of, or short-term interruption in, the progress or completion of properties under construction or development.

Additionally, any construction project entails significant construction risks that could delay or result in a substantial increase in the cost of construction. The opening of newly constructed properties, in particular, is contingent upon, among other things, receipt of all required licences, permits and authorizations, including local land use permits, building and zoning permits, health and safety permits and liquor licences. Changes or concessions required by regulatory authorities could also involve significant additional costs and delays or prevent completion of construction or opening of a project. As a result of the global nature of our business, these regulatory matters arise in a number of jurisdictions, many of which have distinctive regulatory regimes.

Investments in and Advances to Managed and Owned Properties

We have made investments in, and/or advances in respect of or to owners of, several of the hotels and resorts that we manage, to enable us to acquire the management agreements for those properties or to enhance the terms of those agreements. Currently, we hold an ownership or leasehold interest in, or have made advances in respect of, 30 of the 64 hotels and resorts that we manage, including a 100% leasehold interest in each of Four Seasons Hotel Vancouver and The Pierre in New York. We also have made, or expect to make in the near term, investments in, or advances in respect of or to owners of, 17 of the 26 properties under construction or development. In addition, we have an investment in three Four Seasons Residence Club properties. The book value of total investments and advances as at December 31, 2004 was approximately $564 million.

In addition to the risks associated with the operation of a hotel, we are subject to risks generally related to owning and leasing real estate in connection with these properties. These risks include, among others, adverse changes in general or local economic conditions, local real estate market conditions, property and income taxes, interest rates, the availability, cost and terms of financing, the financial stability of the property owner, liability for long-term lease obligations, the availability and costs of insurance coverage, the potential for uninsured casualty and other losses, the impact of present or future legislation or regulation (including those relating to the environment), adverse changes in zoning laws and other regulations, civil unrest, terrorism, war and political instability. In addition, these investments in real estate are relatively illiquid and our ability to dispose of our ownership interests, particularly our leasehold interests, in response to changes in economic or other conditions may be limited. Further, advances to owners of properties are typically subordinated and, in any event, may be subject to loss in the event of insolvency of the owner to which an advance was made. Any of these factors could result in material operating losses by us or a particular hotel or resort and possibly the whole or partial loss of our equity investment in the property or the inability to collect advances outstanding. Holding an interest in a hotel also introduces risks associated with funding of capital expenditures and incurring our proportionate share of any operating losses. Where cash and working capital reserves provided by hotel operations are insufficient, debt service, major repairs, renovations, refurbishments, alterations or other capital expenditures generally must be funded by the owners of the hotels and resorts, including us in some cases.

Debt Rating Risks

Our corporate rating is currently investment grade (BBB–) as rated by Standard & Poor’s. Our senior unsecured debt is currently rated by three debt rating agencies (Standard & Poor’s: BBB– with stable outlook; Moody’s: Baa3 with stable outlook; Dominion Bond Rating Services: BBB– with stable outlook). As a result of current global economic and political events, it is possible that the rating agencies may downgrade the rating and/or outlook for many of the lodging companies, which would result in an increase in our borrowing costs. In addition, pricing of any amounts drawn under our syndicated bank credit facilities (which are undrawn but under which US$10.9 million ($13.1 million) of letters of credit were issued at December 31, 2004) includes a spread to LIBOR ranging between 0.875% and 2.25%, depending upon the ratings from Standard & Poor’s and Moody’s and certain financial ratios.

FOUR SEASONS HOTELS INC.   53

management’s discussion and analysis (continued)

Government Regulation

We are subject to laws, ordinances and regulations relating to, among other things, taxes, environmental matters, the preparation and sale of food and beverages, accessibility for disabled persons and general building and zoning requirements in the various jurisdictions in which we manage hotels and resorts. Owners and managers of hotels and resorts also may be subject to laws governing the relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with these laws can affect the revenues and profits of hotels and resorts managed by us or could materially and adversely affect our business, results of operations and financial condition.

Four Seasons, as the current or previous owner or operator of certain hotels, could be liable for investigation and clean-up of contamination and other corrective or remedial action under various laws, ordinances and regulations relating to environmental matters. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the condition requiring environmental response and whether the party is currently or formerly the owner or manager of the property. The presence of contamination from hazardous or toxic substances, or the failure to properly remediate a contaminated property, may affect the ability to use the property for its intended purpose, to sell or rent the property, or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the cost of removal or remediation of substances at the disposal or treatment facility. In connection with the operation and ownership of various properties, we could be held liable for the cost of remedial action with respect to environmental matters. We are not aware of any potential material environmental liabilities for which we will be responsible with respect to any of the properties which we currently manage or previously managed.

Pursuant to the management agreements to which we are a party, the owner is responsible for the costs and expenses of the employees at each hotel and for all costs, expenses and liabilities incurred in connection with the operation of the hotel, including compliance with government regulations. However, as the manager, we may be contingently liable for certain liabilities in respect of which we do not maintain insurance, including certain workers’ compensation claims, environmental liabilities and, in respect of hotels in the United States, claims arising under the Americans with Disabilities Act.

We generally obtain indemnities from the owners of the hotels that we manage in respect of these liabilities. The value of those indemnities is dependent upon, among other things, the financial condition of the owners who have provided them.

Political Risk

We currently manage and/or have an equity interest in hotels and resorts in 28 countries and currently have development plans to open hotels and resorts in nine additional countries around the world. In certain of these countries, from time to time, the related assets and revenues may be exposed to political and other risks associated with foreign investment. In some jurisdictions, at certain times, there may be a risk that we may have difficulty enforcing our contractual rights relating to our assets including our non-disturbance agreements and any security relating to our loan receivables if due process of law is not respected.

Insurance

All hotels and resorts managed by us are required to be insured against property damage, business interruption and liability at the expense of the owner of the property. Under these policies we are also typically insured against loss of fee income in the event of a temporary business interruption at any of the hotels and resorts that we manage. In addition, we obtain indemnities from the owners of the hotels and resorts that we manage in respect of damages caused by acts, omissions and liabilities of the employees of the property or of Four Seasons, other than damages resulting from certain actions of Four Seasons and certain senior management personnel. If we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of that coverage or if the indemnities were insufficient for any reason, including as a result of the owner’s or indemnitor’s financial condition, our business, results of operations and financial condition could be materially and adversely affected.

Events of September 11, 2001 severely affected an already tightening insurance market. Premiums have increased and underwriters are imposing increasingly restrictive terms and conditions. All lines of coverage generally have been affected; however, commercial properties generally continue to be the most difficult to insure. Exposures for terrorism, cyber perils and toxic mould are now common exclusions.

54   FOUR SEASONS HOTELS INC.

management’s discussion
and analysis

Legal Proceedings

In the ordinary course of our business, we are named as a defendant in legal proceedings resulting from incidents taking place at properties we own or manage. We maintain comprehensive liability insurance and also require owners to maintain adequate insurance coverage. We believe such coverage to be of a nature and amount sufficient to ensure that we are adequately protected from suffering material financial loss as a result of such claims.

Currency Exposure

We have entered into management agreements with respect to hotels throughout the world and record sales and liabilities in the local currencies for many of these hotels. We report our results in Canadian dollars. However, our most relevant currency risk is in US dollars, as more than half of our revenues and assets currently are US dollar-denominated, as are the majority of our long-term obligations and investment commitments. As a result, our results and financial position are affected by foreign exchange rate fluctuations and, most significantly, changes in the value of the US dollar through both translation risk (which is the risk that financial statements for a particular period or as of a certain date depend on the prevailing exchange rate of the various currencies against the US dollar) and transaction risk (which is the risk that the currency of costs and liabilities fluctuates in relation to the currency of revenues and assets, which may materially and adversely affect our business, results of operations and financial condition). With respect to the translation risk, the fluctuations of currencies against the Canadian dollar can be substantial, and our reported results could fluctuate materially and have fluctuated materially as a result of foreign exchange fluctuations.

We endeavour to match foreign currency revenues to costs, liabilities and investment commitments to provide a natural hedge against translation and transaction risks, although there can be no assurance that these measures will be effective in the management of those risks. We also endeavour to manage our currency exposure through, among other things, the use of foreign exchange forward contracts. In addition, certain currencies are subject to exchange controls or are not freely tradeable and as a result are relatively illiquid. We attempt to minimize our foreign currency risk by monitoring our cash position, keeping fee receivables current, monitoring the political and economic climate and considering whether to insure convertibility risk in each country in which we manage a property. In certain hotels, the foreign currency risks are further mitigated by pricing room rates in US dollars. However, no assurances can be given as to whether our strategies relating to currency exposure will be successful or that foreign exchange fluctuations will not materially adversely affect our business, results of operations and financial condition.

Seasonality

Our hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is lower in December through March than during the remainder of the year.

Management operations are seasonal in nature, as fee revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter, which has a negative impact on management revenues. However, this negative impact on management revenues generally is offset, to some degree, by increased travel to resorts in that quarter and may be offset to a greater extent as the portfolio of resort properties that we manage increases. In 2002, this normal seasonality was also affected by the delayed recovery in the global economy, and ongoing geopolitical concerns, which have continued to negatively affect business travel on a global basis. In addition, specific local events can cause, and from time to time have caused, unanticipated disruptions to the operations of certain of our properties.

Our ownership operations are particularly affected by seasonal fluctuations, with lower revenue, operating profit and cash flow in the first quarter; ownership positions typically incur an operating loss in the first quarter of each year. Typically, the fourth quarter is the strongest quarter for the majority of the hotels, although this was not true in 2001, as a result of the terrorist attacks in the United States, nor in 2002, as a result of the difficult economic environment and continued geopolitical instability.

FOUR SEASONS HOTELS INC.   55

management’s discussion and analysis (continued)

Intellectual Property

In the highly competitive service industry in which we operate, trade names, trademarks, service marks and logos are very important in the sales and marketing of those services. We have a significant number of trade names, trademarks, service marks and logos, and significant time and effort are expended each year on surveillance, registration and protection of our trade names, trademarks, service marks and logos. The loss or infringement of any of our trade names, trademarks, service marks and logos could have a material and adverse effect on our business, results of operations and financial condition.

Risks Associated with Residence Club Business

We currently operate three Residence Clubs. We are expanding our presence in the luxury segment of the interval and fractional ownership industry, with a number of other projects under development. Our ability to successfully develop and sell interests in Residence Clubs that are built, and the various fees earned by us from each Residence Club project, could be materially and adversely affected by one or any combination of the factors described in this “Operating Risks” section. Additionally, the laws of many jurisdictions in which we may sell interests in our Residence Clubs grant purchasers the right to rescind the purchase contract at any time within a statutory rescission period. Although we believe that we are in compliance in all material respects with applicable laws and regulations to which Residence Club marketing, sales and operations currently are subject, changes in these requirements or a determination by a regulatory authority that we are not in compliance could materially and adversely affect our business, results of operations and financial condition. Additionally, if a purchaser of an ownership interest in a Residence Club defaults, we may not recover the marketing, selling and general administrative costs related to that sale.

Dependence on Key Employees

Our success depends in part on the continued service of our senior executives, who have an average of 22 years of experience with us. In particular, our senior management is responsible for the development and/or maintenance of ongoing relationships with new and existing investors in the properties that are managed by us. The unanticipated departure of individuals responsible for those relationships could have a material and adverse effect on, among other things, relationships affecting properties that are, or that may be, managed by us.

Critical Accounting Policies and Estimates

The significant accounting policies used by us in preparing our consolidated financial statements are described in note 1 to our consolidated financial statements and should be read to ensure a proper understanding and evaluation of the estimates and judgments made by management in preparing those financial statements. Our consolidated financial statements are prepared in accordance with Canadian GAAP. We also prepare a reconciliation to United States generally accepted accounting principles, which is included as note 18 to the consolidated financial statements.

Although all of the policies identified in note 1 to the consolidated financial statements are important in understanding the consolidated financial statements, the policies discussed below are considered by management to be central to understanding the financial statements because of the higher level of measurement uncertainties involved in their application.

Investments in other hotel partnerships and corporations (note 1(f) to the consolidated financial statements) are cost accounted when, among other things, we own less than a 20% interest in the project, we have no significant influence or the investment was acquired prior to May 1, 2003 with the intention that it be disposed of in the foreseeable future. Beginning January 1, 2005, we will be required to either equity account or consolidate our investments with greater than 20% ownership interest. See “Four Seasons Portfolio – Description of Hotels, Resorts and Residence Clubs” for our pro-rata share of these ownership interests.

Deferred charges are costs incurred during the negotiation, structuring and execution of new contracts relating to projects that, in management’s judgment, have a high probability of opening, which are deferred and capitalized on the balance sheet, as allowed under Canadian GAAP, and are expensed/amortized when the property is opened (note 1(h) to the consolidated financial statements).

56   FOUR SEASONS HOTELS INC.

management’s discussion
and analysis

Revenue recognition: incentive fees are accrued as earned based on the profitability of the managed property, subject to the terms of each individual management contract. We accrue incentive fees in interim consolidated financial statements based upon the amount that would be due under the incentive fee formula as if the relevant management agreement was terminated at the relevant reporting date. Generally, on termination, our management contracts entitle us to receive incentive fees earned up to the date of termination. However, conditions in the general and local hospitality industry, competition from other hotels, changes in travel patterns, and other factors can affect the property’s profitability in a subsequent interim period, reducing or eliminating the incentive fee accrued in a previous interim period.

Under Canadian GAAP, we are also required to make estimates when we account for and report assets, liabilities, revenues and expenses, and contingencies. We are also required to evaluate the estimates that we use.

We base our estimates on past experience and other factors that we believe are reasonable under the circumstances. Because this process of estimation involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

We believe the following critical accounting estimates involve the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Recoverability of Investments

Estimates are required to be used by management to assess the recoverability of our investments in long-term receivables, hotel partnerships and corporations, management contracts, and trademarks and trade names.

Long-term receivables are reviewed for impairment when significant events or circumstances occur, including, but not limited to, the following: changes in general economic trends, defaults in interest or principal payments, deterioration in a borrower’s financial condition or creditworthiness (including severe losses in the current year or recent years), or a significant decline in the value of the security underlying a loan. We measure the impairment of long-term receivables based on the present value of expected future cash flows (discounted at the original effective interest rate) or the estimated fair value of the collateral. If an impairment exists, we establish a specific allowance for doubtful long-term receivables for the difference between the recorded investment and the present value of the expected future cash flows or the estimated fair value of the collateral. We apply this impairment policy individually to all long-term receivables and do not aggregate long-term receivables for the purpose of applying this policy.

Investments in hotel partnerships and corporations are written down to their estimated recoverable amount in the event of a decline in value that is other than temporary.

Investments in management contracts and investments in trademarks and trade names are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of investments in management contracts or investments in trademarks and trade names may not be recoverable. Recoverability is measured by a comparison of the carrying amount of the investment to estimated undiscounted future cash flows expected to be generated by the investment. If the carrying amount of the investment exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the investment exceeds its fair value.

Estimates of recoverable amounts and future cash flows are based on estimates of the profitability of the related managed properties, which, in turn, depend upon assumptions regarding future conditions in the general or local hospitality industry, including competition from other hotels, changes in travel patterns, and other factors that affect the properties’ gross operating revenues and profits. Estimates of recoverable amounts and future cash flows may also depend upon, among other things, periodic independent valuations, assumptions regarding local real estate market conditions, property and income taxes, interest rates and the availability, cost and terms of financing, the impact of present or future legislation or regulation, debt incurred by the properties that rank ahead of debt owed to us, owners’ termination rights under the terms of the management agreements, disputes with owners, and other factors affecting the profitability and saleability of the properties and our investments.

FOUR SEASONS HOTELS INC.   57

management’s discussion and analysis (continued)

These assumptions, estimates and evaluations are subject to the availability of reliable comparable data, ongoing geopolitical concerns and the uncertainty of predictions concerning future events. Accordingly, estimates of recoverable amounts and future cash flows are subjective and may not ultimately be achieved. Should the underlying circumstances change, the estimated recoverable amounts and future cash flows could change by a material amount.

Fixed Assets

Fixed assets include land, buildings, furniture, fixtures, equipment and leasehold interests and improvements (including our 100% leasehold interests in each of The Pierre in New York and Four Seasons Hotel Vancouver), which are all recorded at cost. Our fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss will be recorded if the projected undiscounted future cash flows from the fixed assets are less than the net book value of the fixed assets. Impairment losses are measured by the excess of the book value over the fair value of the asset. Future cash flows are forecasted on an asset specific basis based on our intentions with respect to the asset, historical results and recent trends or events that may impact the asset’s future performance, including general economic conditions. As discussed above under “Operational and Financial Review and Analysis – Overview – Ownership and Corporate Operations”, we continue to review our options in respect of The Pierre and Four Seasons Hotel Vancouver to determine what, if any, alternatives may be available to modify or restructure our operations of, or investments in, these hotels.

Retirement Plan

We maintain an unfunded, multi-employer, non-contributory, defined benefit retirement plan on behalf of ourselves and the owners of most of our managed properties (see “Retirement Plan Commitments” discussed above). The portion of the plan applicable to the general managers is the responsibility of the owners of properties that such general managers manage. The accrued benefit liability of $32.8 million that is recorded on our balance sheet in “Long-term obligations” as at December 31, 2004, is net of an allocation of $26.9 million to the properties that we manage for their share of the accrued benefit liability in respect of the general managers of those properties. Due to the long-term nature of this plan, the calculation of benefit expenses and liabilities depends on various assumptions, such as discount rates, expected rates of increase in future compensation levels, retirement age, mortality and the allocation to the properties that we manage. These assumptions are determined by management and are reviewed annually by the actuaries. Actual future experience that differs from the assumed or future changes in assumptions may affect the amounts of benefit liability and expense. For further details on our retirement plan expense and liability, see note 15(b) of our consolidated financial statements.

Income Taxes

We account for income taxes using the liability method and calculate our income tax provision based on the expected tax treatment of transactions recorded in our consolidated financial statements. Under this method, future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. In determining the current and future components of the tax provision, management interprets tax legislation in a variety of jurisdictions and makes assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretations differ from those of the tax authorities, enacted tax rates change or the timing of reversals is not as anticipated, the tax provision could materially increase or decrease in future periods.

In measuring the amount of future income tax assets and liabilities, we are periodically required to develop estimates of the tax basis of assets and liabilities. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, changes in these estimates could occur that could materially affect the amounts of future income tax assets and liabilities recorded in our consolidated financial statements. For the year ended December 31, 2004, the most significant tax basis estimate that would be affected by differences in interpretation of tax laws was the accumulated net operating losses carried forward of $25.4 million.

For every material future tax asset, we evaluate the likelihood of realization of some portion or all of the asset. This evaluation is based on, among other things, expected levels of future taxable income and the pattern and timing of reversals of temporary timing differences that give rise to future tax assets and liabilities. If, based on the available evidence, we determine that it is more likely than not (a likelihood of

58  FOUR SEASONS HOTELS INC.

management’s discussion
and analysis

more than 50%) that all or some portion of a future tax asset will not be realized, we record a valuation allowance against that asset. For the year ended December 31, 2004, the future income tax asset was $4.5 million, net of a valuation allowance of $3.0 million.

Impact on 2004 of Recently Issued Canadian Accounting Standards

The CICA issued Accounting Guideline No. 13, “Hedging Relationships”, which establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships and was effective for fiscal years beginning on or after July 1, 2003. Effective January 1, 2004, we ceased designating our US dollar forward contracts as hedges of our US dollar revenues. These contracts were entered into during 2002, and all of these contracts matured during 2004. The foreign exchange gains on these contracts of $14.6 million, which were deferred prior to January 1, 2004, were recognized in 2004 as an increase of fee revenues over the course of the year. Effective January 1, 2004, our US dollar forward contracts are being marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss. There was no impact on net earnings for the year ended December 31, 2004 of ceasing to designate our US dollar forward contracts as hedges of our US dollar revenues.

As a result of adopting the CICA Section 1100, “Generally Accepted Accounting Principles”, which was issued in 2003 and was effective for 2004, we began recording all reimbursed costs in revenue on a gross, rather than net, basis. These costs include marketing, reservations, and advertising charges, as well as the out-of-pocket expense charges, which we charge to properties under management on a cost recovery basis. For 2003, reimbursed costs have also been reclassified on a consistent basis and included in revenues.

Effective January 1, 2004, we also adopted the following accounting standards: Accounting for Asset Retirement Obligations, Impairment of Long-Lived Assets, Revenue Recognition and Revenue Arrangements with Multiple Deliverables. The application of these accounting treatments did not have an impact on our annual consolidated financial statements.

Recent Canadian Accounting Standards Issued but Not Yet Adopted

Consolidation of Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline No. 15, “Consolidation of Variable Interest Entities” (“AcG-15”). AcG-15 establishes criteria to identify variable interest entities (“VIE”) and the primary beneficiary of such entities. Entities that qualify as VIEs must be consolidated by their primary beneficiary. All other holders of significant variable interests in a VIE must disclose the nature, purpose, size and activity of the VIE as well as their maximum exposure to losses as a result of involvement with a VIE. AcG-15 will be effective for our fiscal periods beginning after December 31, 2004. Based on the current interpretations and the analysis completed to date, we do not believe that we will be required to consolidate any interest under AcG-15.

Temporary Controlled Subsidiaries

In December 2002, in conjunction with the issuance of Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations”, the CICA eliminated the exception from consolidation for a temporary controlled subsidiary. This change is effective for fiscal years beginning on or after October 1, 2004, irrespective of when those investments occurred. Beginning January 1, 2005, we will be required to either equity account or consolidate our investments in which we have a greater than 20% ownership interest. In March 2005, we sold the majority of our 71% equity interest in Four Seasons Residence Club Scottsdale at Troon North for proceeds approximating book value. As a result of the sale, our equity interest in Four Seasons Residence Club Scottsdale at Troon North is below 20%. We continue to manage this property under a long-term management contract. We anticipate that we will reduce our equity interest to below 20% in Four Seasons Hotel Shanghai through disposition to a third party during 2005.

Additional Information

Additional information about us (including our most recent Annual Information Form) is available on SEDAR at www.sedar.com.

FOUR SEASONS HOTELS INC.   59

Management’s Responsibility For Financial Reporting

Management of Four Seasons Hotels Inc. (“FSHI”) is responsible for the preparation and presentation of the annual consolidated financial statements, the annual Management’s Discussion and Analysis and other information presented in this Annual Report (as well as the quarterly consolidated financial statements and related Management’s Discussion and Analysis). This responsibility includes, among other things, the selection of appropriate accounting principles and making certain estimates and judgments consistent with Canadian generally accepted accounting principles. Management also is responsible for ensuring that the financial information presented in Management’s Discussion and Analysis and elsewhere in this Annual Report and other public disclosure by Four Seasons is consistent with those financial statements.

Management is of the opinion that the annual consolidated financial statements, including the notes to those statements, were prepared in accordance with Canadian generally accepted accounting principles, and that those financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the company as at the dates, and for the periods, to which those statements relate. Management also is of the opinion that the financial information presented elsewhere in this Annual Report is consistent with those financial statements.

To assist in discharging these responsibilities, management maintains a system of internal controls (which is supplemented by an internal audit function) that, among other objectives, is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles. In addition, our Management Committee, area management teams and the individual properties’ Planning Committees regularly monitor current financial information of the properties under our management, including operating forecasts based on current operating conditions. This oversight by management occurs within the context of the ethical framework established in our mission statement that, combined with a strong compliance process, helps to ensure the integrity of our financial reporting systems and compliance with the law.

We, as FSHI’s Chief Executive Officer and Chief Financial Officer, will be certifying certain disclosure documents filed with the Canadian Securities Administrators, as required by their rules, and certain disclosure documents filed with the U.S. Securities and Exchange Commission, as required by the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

The Board of Directors, on the recommendation of the Audit Committee, reviews and approves the annual consolidated financial statements, the annual Management’s Discussion and Analysis and the other financial information contained in the Annual Report (as well as the quarterly consolidated financial statements and related Management’s Discussion and Analysis), and oversees management’s discharge of its responsibilities for financial reporting, maintenance of appropriate internal controls, and management and control of major risks.

The Audit Committee is comprised entirely of independent directors. As part of its mandate, the Audit Committee meets with the independent auditors and internal auditor (who both have direct access to the Audit Committee, independent of management) and with management, to satisfy itself that each group is properly discharging its responsibilities, and to review the annual and quarterly consolidated financial statements and related Management’s Discussion and Analysis, the independent auditors’ report on the annual financial statements, and other financial information appearing in our annual and quarterly reports. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the annual and quarterly consolidated financial statements and related Management’s Discussion and Analysis.

Our annual consolidated financial statements have been audited by KPMG LLP, the independent auditors recommended by our Audit Committee and appointed by our shareholders, in accordance with Canadian generally accepted auditing standards. KPMG LLP has, and has had, full and free access to the Audit Committee and the Board of Directors to discuss audit, financial reporting and related matters.

Isadore Sharp	Douglas L. Ludwig
Founder, Chairman and Chief Executive Officer	Chief Financial Officer,
Executive Vice President and Treasurer

March 14, 2005

Auditors’ Report To The Shareholders

We have audited the consolidated balance sheets of Four Seasons Hotels Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations, retained earnings, cash provided by operations and cash flows for the years then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	KPMG LLP
March 14, 2005	Chartered Accountants

60   FOUR SEASONS HOTELS INC.

consolidated
Consolidated Statements Of Operations	financial statements

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)	2004	2003
Consolidated revenues (note 12)	$339,788	$313,580

Management Operations
Revenues
Fee revenues	$145,831	$120,530
Reimbursed costs (note 1(l)(ii))	72,716	75,303

	218,547	195,833

Expenses
General and administrative expenses	(44,783)	(41,008)
Reimbursed costs (note 1(l)(ii))	(72,716)	(75,303)

	(117,499)	(116,311)

	101,048	79,522

Ownership and Corporate Operations
Revenues	126,726	123,214
Distributions from hotel investments	398	153
Expenses
Cost of sales and expenses	(142,872)	(147,816)
Fees to Management Operations	(5,883)	(5,620)

	(21,631)	(30,069)

Earnings before other operating items	79,417	49,453
Depreciation and amortization	(15,281)	(15,011)
Other expense, net (note 13)	(16,095)	(25,783)

Earnings from operations	48,041	8,659
Interest income, net (note 10(d))	1,494	3,350

Earnings before income taxes	49,535	12,009

Income tax expense (note 8)
Current	(11,680)	(2,395)
Future	(4,623)	(4,460)
Increase in future income tax assets	—	230

	(16,303)	(6,625)

Net earnings	$33,232	$5,384

Earnings per share (note 11(d))	$0.93	$0.15

Diluted earnings per share (note 11(d))	$0.89	$0.15

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.   61

Consolidated Balance Sheets

December 31, 2004 and 2003 (In thousands of Canadian dollars)	2004	2003
Assets
Current assets
Cash and cash equivalents	$272,467	$170,725
Receivables (note 2)	98,143	88,636
Inventory	1,732	2,169
Prepaid expenses	3,588	3,780

	375,930	265,310
Long-term receivables (note 3)	215,517	197,635
Investments in hotel partnerships and corporations (note 4)	158,079	157,638
Fixed assets (note 5)	72,143	75,789
Investment in management contracts (note 6)	218,180	203,670
Investment in trademarks and trade names (note 7)	5,325	5,757
Future income tax assets (note 8)	4,466	13,230
Other assets	36,185	27,631

	$1,085,825	$946,660

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (note 9)	$72,716	$61,045
Long-term obligations due within one year (note 10)	4,533	2,587

	77,249	63,632
Long-term obligations (note 10)	304,590	117,521
Shareholders’ equity (note 11)
Capital stock	379,227	329,274
Convertible notes (notes 10(a) and (b))	50,373	178,543
Contributed surplus	11,402	5,529
Retained earnings	295,218	265,754
Equity adjustment from foreign currency translation	(32,234)	(13,593)

	703,986	765,507
Commitments and contingencies (note 15)

	$1,085,825	$946,660

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Isadore Sharp	Ronald W. Osborne
Director	Director

62   FOUR SEASONS HOTELS INC.

consolidated
Consolidated Statements of Retained Earnings	financial statements

Years ended December 31, 2004 and 2003 (In thousands of Canadian dollars)	2004	2003
Retained earnings, beginning of year	$265,754	$264,016
Net earnings	33,232	5,384
Dividends declared	(3,768)	(3,646)

Retained earnings, end of year	$295,218	$265,754

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Provided by Operations

Years ended December 31, 2004 and 2003 (In thousands of Canadian dollars)	2004	2003
Cash provided by (used in) operations

Management Operations
Earnings before other operating items	$101,048	$79,522
Items not requiring an outlay of funds	2,204	1,476

Working capital provided by Management Operations	103,252	80,998

Ownership and Corporate Operations
Loss before other operating items	(21,631)	(30,069)
Items not requiring an outlay of funds	1,221	467

Working capital used in Ownership and Corporate Operations	(20,410)	(29,602)

	82,842	51,396
Interest received	10,795	11,031
Interest paid	(908)	(605)
Interest paid on redemption of convertible notes (note 10(b))	(33,057)	—
Proceeds received on termination of interest rate swap (note 10(a))	11,267	—
Current income tax received	427	—
Change in non-cash working capital	(12,607)	13,709
Other	(1,396)	(9,528)

Cash provided by operations	$57,363	$66,003

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.   63

Consolidated Statements of Cash Flows

Years ended December 31, 2004 and 2003 (In thousands of Canadian dollars)	2004	2003

Cash provided by (used in)
Operations	$57,363	$66,003

Financing
Issuance of convertible notes (note 10(a))	329,273	—
Redemption of convertible notes (note 10(b))	(242,644)	—
Other long-term obligations, including current portion:
Repaid	(150)	(200)
Issued	45	—
Issuance of shares (note 11(a))	42,824	7,673
Dividends paid	(3,690)	(3,622)

Cash provided by financing	125,658	3,851

Capital investments
Advances of long-term receivables	(32,990)	(18,239)
Receipt of long-term receivables	11,720	11,845
Hotel investments	(48,529)	(8,580)
Disposal of hotel investments (note 4(c))	49,994	1,529
Purchase of fixed assets	(8,360)	(19,331)
Investment in trademarks, trade names and management contracts	(16,093)	(2,116)
Other assets	(10,683)	(5,181)

Cash used in capital investments	(54,941)	(40,073)

Increase in cash and cash equivalents	128,080	29,781
Decrease in cash and cash equivalents due to unrealized foreign exchange loss	(26,338)	(24,092)
Cash and cash equivalents, beginning of year	170,725	165,036

Cash and cash equivalents, end of year	$272,467	$170,725

See accompanying notes to consolidated financial statements.

64   FOUR SEASONS HOTELS INC.

consolidated
Notes To Consolidated Financial Statements	financial statements

Years ended December 31, 2004 and 2003
(In thousands of Canadian dollars except share amounts)

Four Seasons Hotels Inc. (“FSHI”) is incorporated under the Ontario Business Corporations Act and, through its subsidiaries, is engaged in the management of, and the investment in, hotels, resorts, residence clubs (interval and fractional ownership projects) and other branded residential projects throughout the world (note 17). In these consolidated financial statements, FSHI and its subsidiaries are collectively referred to as the “Corporation”.

At December 31, 2004, the Corporation managed 63 hotels and resorts and three residence clubs and had various projects under construction or development, of which the Corporation had an equity interest in 14 hotels and resorts and three residence clubs under management and three projects under construction.

1. Significant accounting policies

The Corporation’s accounting policies and its standards of financial disclosure comply with accounting principles that are generally accepted in Canada. The major differences between Canadian and United States generally accepted accounting principles, insofar as they apply to the Corporation, are described in note 18.

The significant accounting policies are summarized below:

(a) Principles of consolidation

The Corporation consolidates all of its wholly owned subsidiaries, including its primary operating subsidiaries – Four Seasons Hotels Limited (“FSHL”), Four Seasons Hotels and Resorts Asia Pacific Pte Ltd. and Four Seasons Hotels and Resorts B.V.

The Corporation consolidates its 100% leasehold interests in Four Seasons Hotel Vancouver and The Pierre in New York and, until the termination of the lease on September 26, 2004, the Corporation also consolidated its 100% leasehold interest in Four Seasons Hotel Berlin.

(b) Translation of foreign currencies and derivative financial instruments

Foreign currency balances of the Corporation and of foreign operations designated as integrated are translated into domestic currencies at the rates of exchange on the balance sheet date for monetary items and at the rates of exchange on the date of transaction for non-monetary items. The resulting translation gains or losses are included in the determination of net earnings.

Revenues and expenses denominated in foreign currencies are translated at the rates of exchange on the dates of the transactions, except for revenues hedged by foreign exchange forward contracts, which are translated at the contract rates, as discussed below.

The financial statements of foreign investments designated as self-sustaining operations are translated into Canadian dollars as follows:

(i)	Assets and liabilities at rates of exchange on the balance sheet date; and

(ii)	Revenue and expense items at average rates of exchange in effect during the year.

The resulting exchange gains and losses are deferred and included in a separate component of shareholders’ equity. A gain or loss equivalent to a proportionate amount of the exchange gains and losses accumulated in the separate component of shareholders’ equity is recognized in income when there has been a reduction in the net investment resulting from a sale of part or all of the Corporation’s interest in the foreign operation, or a reduction in the shareholders’ equity of the foreign operation as a result of dividend distributions or other capital transactions.

Derivative financial instruments are used by the Corporation in the management of its foreign currency exposures. The Corporation does not use derivative financial instruments for trading or speculative purposes.

The Corporation documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Corporation also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

FOUR SEASONS HOTELS INC.   65

notes to consolidated financial statements (continued)

The Corporation enters into hedges of its foreign currency exposures on foreign currency-denominated long-term receivables and other monetary assets by entering into offsetting foreign exchange forward contracts, when it is deemed appropriate. Foreign exchange translation gains and losses on foreign currency-denominated derivative financial instruments used to hedge foreign currency long-term receivables and other monetary assets are accrued under other current or non-current assets or liabilities on the balance sheet and recognized in “Other expense, net”, offsetting the respective translation losses and gains recognized on the underlying foreign currency long-term receivables and other monetary assets. The forward premium or discount on foreign exchange forward contracts used to hedge foreign currency long-term receivables and other monetary assets is amortized as an adjustment of interest expense over the term of the forward contract.

Foreign exchange translation gains and losses on foreign currency-denominated derivative financial instruments used to hedge anticipated foreign currency-denominated revenues are recognized as an adjustment of the revenues when the revenues are recorded. For foreign exchange forward contracts used to hedge anticipated foreign currency-denominated revenues, the portion of the forward premium or discount on the contract relating to the period prior to recognition of the revenues is also recognized as an adjustment of the revenues when they are recorded. The portion of the premium or discount that relates to the resulting accounts receivable is amortized as an adjustment of interest expense over the remaining term of the contract.

The Corporation also enters into interest rate swaps in order to reduce the variability to changes in the fair value of its long-term obligations attributable to interest rate risk. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Corporation designates its interest rate swaps as hedges of the underlying long-term obligation. Interest expense on the long-term obligation is adjusted to include amounts payable or receivable under the interest rate swaps.

Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current or non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

(c) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

The most significant estimates that the Corporation is required to make relate to the recoverability of its investments in (i) long-term receivables, (ii) hotel partnerships and corporations, (iii) management contracts, and (iv) trademarks and trade names.

The estimated recoverable amounts of these investments usually depend upon estimates of the profitability of the related managed properties, which, in turn, depend upon assumptions regarding future conditions in the general or local hospitality industry, including the effects of war, terrorism, competition from other hotels, changes in travel patterns, and other factors that affect the properties’ gross operating revenue (which is the factor on which the Corporation’s base management and royalty fee revenues are normally based) and profits (which is the factor on which the Corporation’s incentive fee revenues are normally based).

The estimates of recoverable amounts of these investments may also depend upon, among other things, assumptions regarding local real estate market conditions, property and income taxes, interest rates and the availability, cost and terms of financing, the impact of present or future legislation or regulation, debt incurred by the properties that rank ahead of the Corporation and other factors affecting the profitability and saleability of the properties.

These assumptions are limited by the availability of reliable comparable data, ongoing geopolitical concerns and the uncertainty of predictions concerning future events. Accordingly, by their nature, estimates of recoverable amounts are subjective and do not necessarily result in precise determinations. Should the underlying assumptions change, the estimated recoverable amounts could change by a material amount.

66   FOUR SEASONS HOTELS INC.

consolidated
financial statements

(d) Cash and cash equivalents

The Corporation’s investments in cash and cash equivalents are highly liquid, with maturities of less than 90 days. These investments include bank deposits, guaranteed investment certificates and money market funds held with major financial institutions.

(e) Impairment of long-term receivables

The Corporation measures impairment of long-term receivables based on the present value of expected future cash flows discounted at the original effective interest rate or the estimated fair value of the collateral. For impaired long-term receivables, the Corporation establishes a specific allowance for doubtful long-term receivables for the difference between the recorded investment and the present value of the expected future cash flows or the estimated fair value of the collateral. The Corporation applies this impairment policy individually to all long-term receivables in the portfolio and does not aggregate long-term receivables for the purpose of applying such policy. For long-term receivables which are determined to be impaired, interest income is recognized on a cash basis.

(f) Accounting for investments in hotel partnerships and corporations

The Corporation accounts for its investments in hotel partnerships and corporations by the cost method because either the percentage ownership and structure does not give the Corporation significant influence over these investments or the investments were acquired prior to May 1, 2003 with the intention that they be disposed of in the foreseeable future.

In conjunction with the issuance of Section 3475, The Canadian Institute of Chartered Accountants (“CICA”) eliminated the exception from consolidation for a temporary controlled subsidiary. This change is effective for fiscal years beginning on or after October 1, 2004, irrespective of when those investments occurred (notes 4(a) and (b)).

In the event of a decline in value of an investment in the equity of a hotel partnership or corporation that is other than temporary, the investment is written down to the estimated recoverable amount.

(g) Capital assets

Land, buildings, furniture, fixtures, equipment and leasehold interests and improvements are recorded at cost.

The cost of acquiring or enhancing hotel management contracts is capitalized and recorded as “Investment in management contracts”.

The cost of trademarks and trade names includes the cost of registering the “Four Seasons” trademarks and trade names throughout the world.

(i) Depreciation and amortization

Depreciation of buildings is recorded on a straight-line basis over 40 years.

Depreciation of furniture, fixtures and equipment is recorded on a straight-line basis at rates which will fully depreciate the assets over their estimated useful lives. The estimated composite useful lives for furniture, fixtures and equipment range from three to 20 years.

Amortization of leasehold interests and improvements is recorded on a straight-line basis over the terms of the leases.

The costs allocated to trademarks and trade names, which do not have indefinite lives, are amortized on a straight-line basis over their useful lives.

The costs capitalized for hotel management contracts are amortized on a straight-line basis over the terms of the contracts in proportion to the benefits received.

(ii) Impairment

The recoverability of the unamortized cost of capital assets is evaluated whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from future operations. The Corporation bases these evaluations upon the projected future cash flows on an undiscounted basis. If the undiscounted future cash flows are insufficient to recover the remaining net book value, then an impairment charge is recognized equal to the amount by which the net book value exceeds the fair value of the asset (note 1(l)(iii)).

FOUR SEASONS HOTELS INC.   67

notes to consolidated financial statements (continued)

(h) Deferred charges

The Corporation defers legal, consulting, travel and other costs directly relating to the negotiation, structuring and execution of new contracts relating to projects which, in management’s judgment, have a high probability of opening. When the property is opened, these deferred charges are reclassified to “Investment in management contracts”. If the project is abandoned, any deferred charges are written off. The deferred charges associated with new management contracts developed by the Corporation are amortized on a straight-line basis over a 10-year period commencing when the property is opened.

(i) Revenue recognition

The consolidated revenues of the Corporation include revenues earned from hotels, resorts, residence clubs and other branded residential projects under long-term management contracts, revenues generated by its consolidated leasehold hotel operations and distributions from its other hotel investments.

Revenues earned from management operations include base fees equal to a percentage of the gross operating revenues of the managed properties and incentive fees based on certain operating results of the managed properties. The revenues also include fees earned relating to the design, construction and fitting out specifications of hotels during the development stage and purchasing fees earned, generally calculated as a percentage of the cost of goods purchased by the managed properties through the Corporation’s centralized purchasing system. The Corporation provides various services, including central reservation services, worldwide sales offices and marketing programs to managed properties and receives a charge calculated in accordance with the management contracts. The Corporation also earns a fee for the use of its brand name in connection with certain residential projects and residence club properties, and for services provided in the oversight of the sales and marketing of the residential projects and residence club units, which is generally based on a percentage of the gross selling price of each unit.

Fees from management operations are recognized as revenue when the services have been rendered in accordance with the terms of each individual contract, the fees are non-refundable, the amount of the fees is fixed or determinable, and there is reasonable assurance that the fees are collectible. Incentive fees are accrued as earned based on the profitability of the managed property, subject to the terms of each individual contract. The Corporation accrues incentive fees in interim consolidated financial statements based upon the amount that would be due under the incentive fee formula as if the relevant management contract was terminated at the relevant reporting date. Generally, on termination, the Corporation’s management contracts entitle the Corporation to receive incentive fees up to the date of termination. If a property’s profitability decreases in a subsequent interim period, the incentive fee accrued in a previous interim period could be reduced or eliminated.

The Corporation evaluates at the inception of a contract all deliverables to determine whether they represent separate units of accounting. If they do, the consideration to be received by the Corporation under the contract is allocated among the separate units of accounting based on their relative fair values or, where fair values for all deliverables are unavailable, based on the fair value of the undelivered item (note 1(l)(vi)).

Revenues generated by its consolidated leasehold hotel operations are recognized at the time of the sale or rendering of services by the hotel.

The Corporation recognizes revenue from other hotel investments, accounted for by the cost method, when profit distributions are receivable from the partnerships or corporations.

(j) Stock-based compensation and other stock-based payments

In December 2003, the CICA amended Section 3870 to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. Under the fair value-based method, compensation cost of a stock option is measured at fair value at the date of grant and is expensed over the stock option’s vesting period, with a corresponding increase to contributed surplus. When these stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded in capital stock.

68   FOUR SEASONS HOTELS INC.

consolidated
financial statements

In accordance with one of the transitional alternatives permitted under amended Section 3870, the Corporation prospectively adopted the fair value-based method to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method.

(k) Income taxes

The Corporation uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Corporation’s provision for current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

(l) Change in accounting policies

(i) Hedging relationships

The CICA issued Accounting Guideline No. 13, “Hedging Relationships”, which establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships and was effective for fiscal years beginning on or after July 1, 2003. Effective January 1, 2004, the Corporation ceased designating its US dollar forward contracts as hedges of its US dollar revenues. These contracts were entered into during 2002, and all of these contracts matured during 2004. The foreign exchange gains on these contracts of $14,552, which were deferred prior to January 1, 2004, were recognized in 2004 as an increase of fee revenues over the course of the year. Effective January 1, 2004, the US dollar forward contracts were marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss. The Corporation ceasing to designate its US dollar forward contracts as hedges of its US dollar revenues did not have an impact on its net earnings for the year ended December 31, 2004.

(ii) Reimbursed costs

As a result of adopting Section 1100, “Generally Accepted Accounting Principles”, which was issued by the CICA, and was effective January 1, 2004, the Corporation included the reimbursement of all out-of-pocket expenses in both revenues and expenses instead of recording certain reimbursed costs as a “net” amount. The change in the accounting treatment of reimbursed costs resulted in an increase of both revenues and expenses for the year ended December 31, 2004 of $42,021 (2003 – $46,077), but did not have an impact on net earnings. In addition, for the year ended December 31, 2003, each of fee revenues and general and administrative expenses included certain other reimbursed costs of $29,226. These have been reclassified to reimbursed costs in both revenues and expenses to conform to the financial statement presentation adopted in 2004.

(iii) Impairment of long-lived assets

The CICA issued Section 3063, “Impairment of Long-Lived Assets”, which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets, and replaces the write-down provisions of Section 3061, “Property, Plant and Equipment”. In accordance with Section 3063, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. The implementation of Section 3063, effective January 1, 2004, did not have an impact on the consolidated financial statements of the Corporation for the year ended December 31, 2004.

FOUR SEASONS HOTELS INC.   69

notes to consolidated financial statements (continued)

(iv) Accounting for asset retirement obligations

The CICA issued Section 3110, “Accounting for Asset Retirement Obligations”, which requires companies to record the fair value of an asset retirement obligation as a liability in the year in which they incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Companies are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The implementation of Section 3110, effective January 1, 2004, did not have an impact on the consolidated financial statements of the Corporation for the year ended December 31, 2004.

(v) Revenue recognition

In December 2003, the Emerging Issues Committee (“EIC”) of the CICA issued Abstract EIC-141, “Revenue Recognition”, which provides revenue recognition guidance. The implementation of EIC-141, effective January 1, 2004, did not have an impact on the consolidated financial statements of the Corporation for the year ended December 31, 2004.

(vi) Revenue arrangements with multiple deliverables

In December 2003, the EIC issued Abstract EIC-142, “Revenue Arrangements with Multiple Deliverables”, which addresses accounting for arrangements, entered into after December 31, 2003, where an enterprise will perform multiple revenue generating activities. The implementation of EIC-142 did not have an impact on the consolidated financial statements of the Corporation for the year ended December 31, 2004.

2. Receivables

	2004	2003

Trade accounts of consolidated hotels	$5,213	$6,485
Receivables from hotel partnerships, affiliates and managed hotels	68,212	60,938
Receivables relating to stock options exercised (note 11(a))	6,870	—
Taxes receivable	3,292	8,732
Other	14,556	12,481

	$98,143	$88,636

Receivables at December 31, 2004 are recorded net of an allowance for doubtful accounts of $3,052 (2003 – $3,338). The net bad debt expense for the year ended December 31, 2004 was $13 (2003 – $524).

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financial statements

3. Long-term receivables

	2004	2003

Secured cash flow bond, interest at 10%, due 2005, £9.7 million (a)	$22,301	$22,304
Secured loans:
Secured by shares:
Interest at 10%, due 2038, £12.2 million (b)	28,136	28,140
Interest at 7.5%, compounded annually, AUS$25 million (2003 – AUS$23.2 million)	23,504	22,539
Interest at 5.625%, compounded annually, repayable over the period to 2010, US$6.1 million	7,292	—
Secured by property:
Interest at 7%, compounded annually, repayable over the period to 2025, US$9.1 million (2003 – US$9.3 million)	10,914	11,964
Interest at LIBOR plus 0.45% to 1.25% (2003 – LIBOR plus 0.30% to 0.45%), compounded monthly, repayable over the period to 2004, US$5 million (c)	6,018	6,462
Interest at 9.25%, repayable on demand (2003 – US$7.8 million) (d)	—	10,130
Interest at 8%, compounded annually, repayable over the period to 2025, US$2.1 million (2003 – US$2 million)	2,528	2,585
Interest at LIBOR plus 4%, repayable over the period to 2024, US$5 million	6,018	6,462
Interest at LIBOR plus 1.85%, repayable over the period to 2015, £8.9 million	20,498	—
Due from officers and employees, non-interest bearing mortgages	14,305	15,345
Unsecured loans related to managed hotels:
Interest at 7.75%, due 2010, US$15 million	18,054	19,386
Interest at 10%, compounded annually, repayable over the period to 2061, US$10 million	12,022	13,517
Interest at 10.5%, compounded monthly, AUS$9.9 million	9,334	9,644
Interest at 7.5%, compounded annually, repayable on demand, AUS$6.4 million (2003 – AUS$5.9 million)	5,988	5,751
Interest at 7%, US$2.7 million	3,247	3,487
Interest at Euribor plus 2%, due 2021, €6.3 million (2003 – €6.6 million)	10,199	10,677
Interest at 6%, due 2009, €3 million	4,888	4,884
Interest at 9%, compounded annually, repayable over the period to 2015, US$2 million	2,359	—
Non-interest bearing, including US$16.5 million (2003 – US$16.8 million)	23,846	21,761

	231,451	215,038
Less allowance for doubtful long-term receivables (e)	(15,934)	(17,403)

	$215,517	$197,635

(a) Principal and interest on the bond are payable annually every March out of 50% of the available cash flow (as defined in the bond indenture) from Four Seasons Hotel London. The bond is due from an affiliate of a shareholder of FSHI and is secured by the affiliate’s investment in the hotel.

(b) Principal and interest on the loan are payable annually every March out of the other 50% of the available cash flow from Four Seasons Hotel London (a). The loan is due from an affiliate of a shareholder of FSHI and is secured by the affiliate’s additional indirect interest in the hotel.

(c) As at December 31, 2004 and 2003, the Corporation had fully provided for its US$5 million ($6,018; 2003 – $6,462) loan relating to Four Seasons Hotel Caracas, which is secured by a second mortgage and registered against the hotel, and non-interest bearing advances of US$1.9 million ($2,270) (2003 – US$1.8 million ($2,373)). The hotel is currently closed. The Corporation is in dispute with the owner of the hotel regarding a variety of matters relating to the completion and ongoing operation of the hotel, including the default on the US$5 million loan. Formal notice of default was given to the owner. The dispute was referred to arbitration and the arbitration tribunal

FOUR SEASONS HOTELS INC.   71

notes to consolidated financial statements (continued)

declared that the owner had failed to perform all of its obligations under the Corporation’s management agreements, including, without limitation, its obligation to complete the hotel as a world-class luxury hotel and to allow the Corporation to manage the hotel free from unlawful interference of the owner. The arbitration tribunal awarded damages totalling approximately US$8 million ($9,600), plus arbitration fees and expenses of approximately US$240 thousand ($290). The owner has challenged the enforcement of the decision from the arbitration tribunal. The Corporation has not recorded any receivables from the decision as at December 31, 2004. Included in “Other expense, net” for the year ended December 31, 2004 are legal and enforcement costs relating to the dispute of $273 (2003 – $3,721).

In addition, in 2003, the Corporation received judgment in its legal proceedings against the owner, which involved the protection of its proprietary materials. The court found against the owner on all matters, including illegal computer “hacking” and unlawful and unauthorized use of the Corporation’s proprietary information, and ordered that the owner pay to the Corporation damages totalling approximately US$4.9 million ($5,900), plus legal costs and expenses of approximately US$1.4 million ($1,700). The owner has appealed the judgment from the legal proceeding. The Corporation has not recorded any receivable arising from the judgment as at December 31, 2004 and 2003.

(d) Included in “Other expense, net” for the year ended December 31, 2004 is a loss of $3,967 relating to the Corporation’s exit from the proposed Four Seasons project in Sedona, effectively reducing the book value of its investment in the project to nil at December 31, 2004. This amount included a loss of $2,647 on the settlement of the Corporation’s loan relating to the project.

(e) Changes in the allowance for doubtful long-term receivables consist of:

	2004	2003

Balance, beginning of year	$(17,403)	$(25,830)
Recovery of (provision for) loss	636	(746)
Conversion to investment	—	6,462
Foreign exchange gain	833	2,711

Balance, end of year	$(15,934)	$(17,403)

As at December 31, 2002, long-term receivables included a loan of US$5 million ($6,462) to the owner of The Regent Jakarta. The Corporation had fully provided for this loan as at December 31, 2002. Pursuant to a restructuring plan, the Corporation’s unsecured loan was ultimately converted in 2003 to an equity interest in the hotel owner equal to 2% of the outstanding equity. As at December 31, 2004 and 2003, the investment has been recorded in “Investments in hotel partnerships and corporations,” with a carrying value of nil.

During 2004, the Corporation recovered $145 (2003 – $1,755) on amounts that had been written off in prior years. This recovery is recorded in “Other expense, net”.

4. Investments in hotel partnerships and corporations

	2004	2003

Four Seasons Hotel Shanghai (a)	$25,701	$25,701
Four Seasons Residence Club Scottsdale (b)	8,044	8,638
Other operating properties (c)	114,951	121,065
Properties under construction or development	9,383	2,234

	$158,079	$157,638

(a) Investment in Four Seasons Hotel Shanghai

The Corporation has approximately a 21.2% equity interest in Four Seasons Hotel Shanghai. The Corporation is in negotiations with a potential purchaser relating to the sale of a portion of the Corporation’s equity interest in the hotel, which would reduce the Corporation’s

72   FOUR SEASONS HOTELS INC.

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financial statements

equity interest to below 20%. As at December 31, 2004, the Corporation had not reduced its equity interest in the hotel, and as a result, will begin equity accounting for its investment in the hotel effective January 1, 2005 (note 1(f)).

(b) Investment in Four Seasons Residence Club Scottsdale

The Corporation has approximately a 71% equity interest in Four Seasons Residence Club Scottsdale. The Corporation is in negotiations with a potential purchaser relating to the sale of a portion of the Corporation’s equity interest in the residence club, which would reduce the Corporation’s equity interest to below 20%. As at December 31, 2004, the Corporation had not reduced its equity interest in the residence club, and as a result will begin consolidating the operations of the residence club effective January 1, 2005 (note 1(f)).

In March 2005, the Corporation sold the majority of its 71% equity interest in the residence club for proceeds approximating book value. As a result of the sale, the Corporation’s equity interest in the residence club is below 20%. The Corporation continues to manage this property under a long-term management contract.

(c) Sale of ownership interests

During 2004, the Corporation sold all of its ownership interest in Four Seasons Resort Whistler, the majority of its 8% ownership interest in Four Seasons Hotel Amman and all its ownership interest in land relating to Four Seasons Resort Scottsdale for gross proceeds of approximately $50,000. The Corporation recorded a loss on disposition of these ownership interests of $643, which is included in “Other expense, net”. The Corporation continues to manage these properties under long-term management contracts.

5. Fixed assets

	2004			2003
		Accumulated			Accumulated
		depreciation			depreciation
		and	Net book		and	Net book
	Cost	amortization	value	Cost	amortization	value

Land	$26,299	$—	$26,299	$27,288	$—	$27,288
Buildings	13,837	(3,441)	10,396	8,690	(2,543)	6,147
Furniture, fixtures and equipment (a)	47,692	(20,693)	26,999	51,335	(19,156)	32,179
Leasehold interests and improvements (a)	15,416	(6,967)	8,449	15,678	(5,503)	10,175

	$103,244	$(31,101)	$72,143	$102,991	$(27,202)	$75,789

(a) During 2003, the Corporation recorded an asset impairment charge of $3,174 related to the net book value of the fixed assets at Four Seasons Hotel Berlin, which is included in “Other expense, net”.

(b) Depreciation and amortization expense for fixed assets was $7,516 (2003 – $7,950).

6. Investment in management contracts

	2004	2003

Management contracts, at cost	$270,917	$252,754
Less accumulated amortization	(52,737)	(49,084)

	$218,180	$203,670

(a) Amortization expense for management contracts was $7,082 (2003 – $6,427).

FOUR SEASONS HOTELS INC.   73

notes to consolidated financial statements (continued)

(b) During 2003, the Corporation and the owner of Four Seasons Olympic Hotel Seattle settled their disagreement, which was subject to arbitration, concerning the management of the hotel. Under the settlement, the Corporation concluded its management of Four Seasons Olympic Hotel Seattle upon the sale of the hotel, which occurred on August 1, 2003. On closing of the sale of the hotel, the Corporation received an initial payment, which included its share of the sale proceeds as a result of its minority ownership interest in the hotel. The Corporation will also receive annual payments over the next several years. A portion of these future payments has been included in net earnings for the years ended December 31, 2004 and 2003. In addition, $5,754 in legal and enforcement costs were incurred during 2003 and are included in “Other expense, net”.

7. Investment in trademarks and trade names

	2004	2003

Trademarks and trade names, at cost	$11,690	$11,814
Less accumulated amortization	(6,365)	(6,057)

	$5,325	$5,757

Amortization expense for trademarks and trade names was $683 (2003 – $619).

8. Income taxes

The sources of earnings before provision for income taxes comprise the following:

	2004	2003

Canada	$10,654	$6,319
Foreign	38,881	5,690

	$49,535	$12,009

The provision for income taxes is as follows:

	2004	2003

Current:
Federal	$(4,404)	$1,588
Provincial	(2,646)	—
Foreign	(4,630)	(3,983)

	(11,680)	(2,395)

Future:
Federal	(3,859)	(3,543)
Provincial	(1,179)	(917)
Foreign	415	—

	(4,623)	(4,460)

Increase in future income tax assets (Canada)	—	230

	$(16,303)	$(6,625)

The increase in future income tax assets relates to changes in Canadian federal and provincial income tax rates. The 2003 increase of $230 was the result of an increase in the provincial income tax rate.

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financial statements

Income tax expense varies from the amount computed by applying combined Canadian federal and provincial tax rates to earnings before income taxes as follows:

	2004	2003

Earnings before income taxes	$49,535	$12,009
Items not deductible	39,258	44,262

Earnings subject to taxes	$88,793	$56,271

Statutory Canadian federal and provincial tax rate	34.35%	35.77%

Expected income tax expense	$(30,500)	$(20,128)
Reduction in tax due to lower foreign tax rates	14,197	13,273

Income tax expense before effect of change in tax rates	(16,303)	(6,855)
Increase in future income tax assets due to change in tax rates	—	230

Income tax expense	$(16,303)	$(6,625)

The significant components of future income tax expense attributable to earnings before income taxes are as follows:

	2004	2003

Future income tax expense	$(4,623)	$(4,460)
Increase in future income tax assets due to change in tax rates	—	230

Net reduction in future income tax assets	$(4,623)	$(4,230)

The valuation allowance for the years ended December 31, 2004 and 2003 was $3,004. The valuation allowance results from potential limitations on the use of tax losses in a foreign jurisdiction. In order to fully realize the future income tax assets, the Corporation will need to generate future taxable income of approximately $54,000. Based upon projections of future taxable income over the years in which the future income tax assets are deductible, management believes it is more likely than not that the Corporation will realize the benefits of these deductible differences, net of the existing valuation allowance. The amount of the future income tax assets considered realizable, however, could be reduced in the near term if estimated future taxable income during the carryforward period is reduced.

Future income taxes arise from temporary differences in the basis of the Corporation’s assets and liabilities for tax and financial reporting purposes. Tax effects of these differences are as follows:

	2004	2003

Future income tax assets:
Investments in hotel partnerships and corporations	$2,049	$5,641
Tax losses carried forward and other assets	13,590	18,158
Long-term receivables	630	2,591
Investment in trademarks and trade names	961	1,055
Long-term obligations	3,083	3,457

	20,313	30,902
Valuation allowance	(3,004)	(3,004)

Total gross future income tax assets	17,309	27,898
Future income tax liabilities:
Investment in management contracts	(7,909)	(9,346)
Fixed assets	(4,794)	(5,322)
Accounts payable and accrued liabilities	(140)	—

Total gross future income tax liabilities	(12,843)	(14,668)

Future income tax assets	$4,466	$13,230

FOUR SEASONS HOTELS INC.   75

notes to consolidated financial statements (continued)

At December 31, 2004, the Corporation had accumulated net operating losses carried forward of approximately $25,400 (2003 – $30,600) for tax purposes, which expire as follows:

2010	$18,800
2011	5,700
2024	900

$25,400

The Corporation has made no provision for income taxes, or additional foreign taxes, on the cumulative unremitted earnings of foreign subsidiaries, which were approximately $190,800 as at December 31, 2004 (2003 – $151,400), because the Corporation does not intend to repatriate these earnings in the foreseeable future. These earnings could become subject to additional taxes if remitted as dividends or if the Corporation sells its interests in the affiliates. The Corporation cannot practically estimate the amount of additional taxes that might be payable on the unremitted earnings.

9. Accounts payable and accrued liabilities

	2004	2003

Trade accounts payable	$18,658	$20,772
Payroll and employee benefits	20,568	16,941
Accrued sales, marketing and advertising	5,047	4,109
Taxes payable	11,840	8,631
Dividends payable	1,911	1,833
Other accrued liabilities	14,692	8,759

	$72,716	$61,045

10. Long-term obligations

	2004	2003

Convertible notes, issued in 2004, US$215.3 million (a)	$259,155	$—
Convertible notes, issued in 1999 (2003 – US$68.1 million) (b)	—	88,029
Deferred gain on termination of interest rate swap (a)	8,760	—
Accrued benefit liability (note 15(b))	32,813	29,492
Other long-term obligations	8,395	2,587

	309,123	120,108
Less amounts due within one year	(4,533)	(2,587)

	$304,590	$117,521

(a) Convertible notes, issued in 2004

In June 2004, FSHI issued US$250 million ($341,100) principal amount of convertible senior notes. The net proceeds of the issuance, after deducting offering expenses and underwriters’ commission, were approximately US$241.3 million ($329,273). These notes bear interest at the rate of 1.875% per annum (payable semi-annually in arrears on January 30 and July 30 to holders of record on January 15 and July 15, beginning January 30, 2005), and will mature on July 30, 2024, unless earlier redeemed or repurchased. The notes are convertible into Limited Voting Shares of FSHI at an initial conversion rate of 13.9581 shares per each one thousand US dollar principal amount (equal to a conversion price of approximately US$71.64 ($86.23) per Limited Voting Share), subject to adjustments in certain events, in circumstances in which (i) the Limited Voting Shares have traded for more than 130% of the conversion price for a specified period,

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financial statements

(ii) the notes have a trading price of less than 95% of the market price of the Limited Voting Shares into which they may be converted for a specified period, (iii) FSHI calls the notes for redemption, or (iv) specified corporate transactions or a “fundamental change” occur. In connection with a “fundamental change” on or prior to July 30, 2009, on conversion holders of notes will be entitled to receive additional Limited Voting Shares having a value equal to the aggregate of the make whole premium they would have received if the notes were purchased plus an amount equal to any accrued but unpaid interest. FSHI may choose to settle conversion (including any make whole premium) in Limited Voting Shares, cash or a combination of Limited Voting Shares and cash (at its option).

On or after August 4, 2009, FSHI may (at its option) redeem all or a portion of the notes, in whole or in part, for cash at 100% of their principal amount, plus any accrued and unpaid interest. On each of July 30, 2009, 2014 and 2019, holders may require FSHI to purchase all or a portion of their notes at 100% of their principal amount, plus any accrued and unpaid interest. FSHI will pay cash for any notes so purchased on July 30, 2009. Repurchases made by FSHI on July 30, 2014 and July 30, 2019 may be made (at its option) in cash, Limited Voting Shares or a combination of cash and Limited Voting Shares. Upon the occurrence of certain designated events, FSHI will be required to make an offer to purchase the notes at 100% of their principal amount plus any accrued and unpaid interest, and, in the case of a “fundamental change” that is also a “change of control” occurring on or before July 30, 2009, FSHI also will pay a make whole premium. FSHI may choose to pay the purchase price (including any make whole premium) for notes in respect of which its offer is accepted in (at its option) cash, Limited Voting Shares, securities of the surviving entity (if FSHI is not the surviving corporation), or a combination of cash and shares or securities.

In accordance with Canadian generally accepted accounting principles, the notes were bifurcated in the consolidated financial statements into a debt component (representing the principal value of a bond of US$211.8 million ($288,918), which was estimated based on the present value of a US$250 million ($341,100) bond maturing in 2009, yielding 5.33% per annum, compounded semi-annually, and paying a coupon of 1.875% per annum) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds have been allocated $288,918 to long-term obligations and $50,373 to shareholders’ equity. The offering expenses and underwriters’ commission of approximately $10,018 relating to the debt component, are recorded in “Other assets”. The debt component of the notes will increase for accounting purposes at the compounded interest rate of 5.33%, less the coupon paid of 1.875% per annum.

In connection with the offering, FSHI entered into an interest rate swap agreement to July 30, 2009 with an initial notional amount of US$211.8 million ($288,918), pursuant to which FSHI had agreed to receive interest at a fixed rate of 5.33% per annum and pay interest at six-month LIBOR, in arrears, plus 0.4904%. FSHI had designated the interest rate swap as a fair value hedge of the notes. As a result, FSHI accounted for the payments under the interest rate swap to the date of termination on an accrual basis, which resulted in an effective interest rate (for accounting purposes) on the hedged notes of six-month LIBOR, in arrears, plus 0.4904%.

In October 2004, FSHI terminated the interest rate swap agreement and received proceeds of US$9 million ($11,267). The book value of the interest rate swap at the date of termination was $2,024. The gain of $9,243 was deferred for accounting purposes and is being amortized over the next 4.75 years, which would have been the remaining swap term. During 2004, $483 of the deferred gain was amortized and recorded as a reduction of interest expense.

(b) Convertible notes, issued in 1999

During 1999, FSHI issued US$655.5 million principal amount at maturity (September 23, 2029) of convertible notes for gross proceeds of US$172.5 million. The net proceeds of the issuance, after deducting offering expenses and underwriters’ commission, were US$166 million. In accordance with Canadian generally accepted accounting principles, the notes were bifurcated into a debt component (representing the present value of a zero coupon bond of US$655.5 million maturing in 2029, yielding 9% per annum, compounding semi-annually) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds were originally allocated $68,902 to long-term obligations and $178,574 to shareholders’ equity. The offering expenses and underwriters’ commission relating to the debt component of the notes of $2,549 were recorded in “Other assets”. As at December 31, 2003, FSHI had 655,404 convertible notes outstanding.

FOUR SEASONS HOTELS INC.   77

notes to consolidated financial statements (continued)

FSHI was entitled to redeem the convertible notes commencing in September 2004 for cash equal to the issue price plus accrued interest calculated at 4 1/2% per annum. In September 2004, FSHI redeemed for cash all these convertible notes for US$328.73 per each one thousand US dollar principal amount at maturity (the redemption price being the issue price plus unpaid accrued interest to but excluding the date of redemption) for an aggregate payment of US$215.5 million ($275,701).

In accordance with Canadian generally accepted accounting principles, the consideration paid on the redemption was allocated to the liability and equity components of the convertible notes based on their relative fair values at the date of the redemption. A pre-tax accounting loss of $14,611 was recognized related to the debt component of the convertible notes (representing the difference between the carrying value of the debt component and the relative fair value of the debt component and calculated at the present value of the amount due on maturity, using an assumed 25-year interest rate of 8.474% per annum, compounding semi-annually). This loss was recorded in “Other expense, net” in the consolidated statements of operations. In addition, at the interest rate noted above, a pre-tax accounting gain of $8,160 was recognized on the extinguishment of the equity component of the convertible notes ($178,543). The gain of $8,160 was recorded in contributed surplus. The tax impact of the redemption of both the liability and equity components of the convertible notes was a decrease to future income tax assets and a decrease to contributed surplus of $4,141. The net after-tax impact on shareholders’ equity from the redemption of both the debt and equity components of the convertible notes was a reduction of $10,592.

In accordance with Canadian generally accepted accounting principles, the cash paid on redemption of the convertible notes relating to the interest accreted from September 1999 to September 2004, for accounting purposes, of US$25.8 million ($33,057) on the convertible notes has been recorded in the consolidated statements of cash provided by operations. The remaining cash paid on redemption of US$189.7 million ($242,644) has been recorded under “Financing” in the consolidated statements of cash flows.

(c) Bank credit facility

During 2004, the Corporation finalized a new committed bank credit facility of US$125 million ($150,500), which expires in September 2007. Borrowings under this credit facility bear interest at LIBOR plus a spread ranging between 0.875% and 2.25% in respect of LIBOR-based borrowings (prime-rate plus a spread ranging between nil and 1.25% in respect of prime-rate borrowings), depending upon certain criteria specified in the loan agreement. As at December 31, 2003, the Corporation had bank credit facilities of US$212.5 million ($255,800), which expired in 2004. As at December 31, 2004 and 2003, no amounts were borrowed under these credit facilities. However, approximately US$10.9 million ($13,100) of letters of credit were issued under the new credit facility as at December 31, 2004. No amounts have been drawn under these letters of credit.

The bank credit facility contains certain covenants which require the Corporation to maintain certain financial ratios. In addition, the bank credit facility contains additional covenants which restrict the Corporation’s ability to borrow funds ranking superior to these obligations and to undertake certain types of major transactions. The Corporation was in compliance with these covenants during 2004. In addition, the lenders may require repayment of the bank credit facility on a change of control of FSHI.

(d) Interest income, net

	2004	2003

Interest income	$16,911	$14,351
Interest on long-term obligations	(15,093)	(10,769)
Other interest expense	(324)	(232)

Interest income, net	$1,494	$3,350

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consolidated
financial statements

11. Shareholders’ equity

(a) Capital stock

Authorized

3,725,698	Variable Multiple Voting Shares (“VMVS”), entitling the holder to that number of votes that results in the aggregate votes attaching to the VMVS, representing approximately 65% of the votes attaching to the VMVS and the Limited Voting Shares (“LVS”), in aggregate, which, at December 31, 2004, was 16.07 votes (2003 – 15.35 votes) per VMVS. Changes in the number of votes attaching to the VMVS necessary to maintain this level will occur concurrently with the issue of additional LVS.

The VMVS rank equally with the LVS as to distributions on liquidation, dissolution or winding-up of FSHI. Dividends declared and paid on the VMVS are in amounts per share equal to 50% of the dividends per share declared and paid on the LVS, regardless of whether the number of votes attaching to the VMVS is further increased.

VMVS are convertible into LVS on a one-for-one basis at the option of the holder. The shares automatically convert into LVS upon any transfer outside of the family of Isadore Sharp, except a transfer of a majority of the shares to a purchaser who makes an equivalent offer to purchase all outstanding VMVS and LVS.

Unlimited	LVS, voting (one vote per share) and ranking equally with the VMVS as to distributions on liquidation, dissolution or winding-up of FSHI.

Unlimited	First Preference Shares and Second Preference Shares, issuable in series, non-voting and ranking prior to all other shares with respect to payment of dividends and distributions on liquidation or winding-up of FSHI. The dividend rate, redemption and conversion rights, if any, are to be determined prior to issuance by the directors of FSHI.

Issued

	VMVS		LVS
	Shares	Stated value	Shares	Stated value	Total

December 31, 2002	3,982,172	$44	30,893,160	$321,557	$321,601
Options exercised	—	—	366,260	7,673	7,673
Conversion of VMVS	(150,000)	(2)	150,000	2	—

December 31, 2003	3,832,172	42	31,409,420	329,232	329,274
Options exercised	—	—	1,367,054	49,953	49,953
Conversion of VMVS	(106,474)	(1)	106,474	1	—

December 31, 2004	3,725,698	$41	32,882,948	$379,186	$379,227

As at December 31, 2004, an amount of $6,870 was recorded in accounts receivable relating to options exercised in 2004 (note 2).

At a special meeting held on December 19, 1989, the shareholders of FSHI approved a long-term incentive plan for Mr. Isadore Sharp, the chief executive officer of FSHI. Under this long-term incentive plan, FSHI and its principal operating subsidiary, FSHL, have agreed that FSHL will make a payment to Mr. Sharp on an arm’s-length sale of control of FSHI. The first portion of the payment will be an amount equal to 5% of the product of (i) the total number of VMVS and LVS outstanding at the time of the sale, and (ii) the per share consideration received by holders of LVS minus $6.30. If the per share consideration received by holders of LVS on the sale is equal to or more than 125% of the weighted average price of LVS traded in board lots on The Toronto Stock Exchange during the period commencing six months and ending one month before the first public announcement of the sale, Mr. Sharp will be entitled to an additional payment equal to 5% of the product of (i) the total number of VMVS and LVS outstanding at the time of the sale, and (ii) the per share consideration received by holders of LVS minus $20.84.

FOUR SEASONS HOTELS INC.   79

notes to consolidated financial statements (continued)

The right to receive the two payments may be transferred among members of Mr. Sharp’s family, their holding companies and trusts. Upon the death of Mr. Sharp, the right to the payments passes to his legal or personal representatives, heirs or permitted assigns.

(b) Stock option plan

Under the Corporation’s stock option plan, eligible directors, executives and employees may be granted options to acquire LVS at a price which is not less than the weighted average price of board lots traded on The Toronto Stock Exchange in the five trading days preceding the date of grant. The options are not transferable, have a term of 10 years, and generally become exercisable in varying proportions on the first, second, third, fourth and fifth anniversaries of the date of grant. All such options become exercisable within specified periods in the event of retirement, termination other than for cause (including as a result of a change of control of FSHI), incapacity or death of the director, executive or employee.

Changes in stock options for the years ended December 31, 2004 and 2003 were as follows:

	Options	Weighted average	Available
	outstanding	exercise price	for grant

Balance at December 31, 2002	5,795,677	$52.41	576,646
Granted	445,200	46.00	(445,200)
Exercised	(366,260)	20.95	—
Cancelled	(37,720)	68.50	37,720

Balance at December 31, 2003	5,836,897	53.91	169,166
Additional options approved by shareholders	—	—	500,000
Granted	152,900	71.16	(152,900)
Exercised	(1,367,054)	36.35	—
Cancelled	(58,160)	88.05	58,160

Balance at December 31, 2004	4,564,583	$59.33	574,426

Information relating to stock options outstanding at December 31, 2004 was as follows:

	Options outstanding		Options exercisable
		Weighted		Weighted	Weighted
		average		average	average
	Options	remaining	exercise	Options	exercisable
Range of exercise prices	outstanding	contractual life	price	exercisable	price

$16.25 – $32.91	296,608	2.7 years	$30.25	283,286	$29.97
$37.47 – $49.33	1,418,134	5.1 years	46.88	1,050,454	47.23
$50.23 – $67.07	1,309,485	5.4 years	55.05	1,020,181	54.64
$68.80 – $84.00	846,980	7.3 years	73.78	188,000	76.43
$86.97 – $108.14	693,376	5.5 years	87.63	196,720	88.83

$16.25 – $108.14	4,564,583	5.5 years	$59.33	2,738,641	$53.20

The Corporation adopted the fair value-based method for all employee stock options granted on or after January 1, 2003. The fair value of stock options granted has been estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rates in 2004 ranging from 2.96% to 4.39% (2003 – 4.44% to 5.02%); semi-annual dividend per LVS in 2004 and 2003 of $0.055; volatility factor of the expected market price of FSHI’s LVS in 2004 ranging from 28% to 30% (2003 – 32%); and expected lives of the options in 2004 and 2003 ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options

80   FOUR SEASONS HOTELS INC.

consolidated
financial statements

granted in 2004 and 2003, the weighted average fair value of the options at the grant dates were $25.32 and $18.46, respectively. For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options’ vesting period.

Section 3870 of the CICA Handbook requires pro forma disclosure of the effect of the application of the fair value-based method to employee stock options granted on or after January 1, 2002 and not accounted for using the fair value-based method. For the years ended December 31, 2004 and 2003, if the Corporation had applied the fair value-based method to options granted from January 1, 2002 to December 31, 2002, the Corporation’s net earnings and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

	2004	2003

Stock option expense included in compensation expense	$(2,113)	$(893)

Net earnings, as reported	$33,232	$5,384
Additional expense that would have been recorded if all outstanding stock options granted on or after January 1, 2002 had been expensed	(3,407)	(3,450)

Pro forma net earnings	$29,825	$1,934

Earnings per share:
Basic, as reported	$0.93	$0.15
Basic, pro forma	0.84	0.06
Diluted, as reported	0.89	0.15
Diluted, pro forma	0.80	0.05

(c) Contributed surplus

Changes in contributed surplus for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003

Contributed surplus, beginning of year	$5,529	$4,636
Stock option expense (b)	2,113	893
Adjustment relating to stock options exercised	(259)	—
Gain on redemption of the equity component of convertible notes, net of income taxes of $4,141 (note 10(b))	4,019	—

Contributed surplus, end of year	$11,402	$5,529

(d) Earnings per share

Basic earnings per share is calculated by dividing net earnings by the weighted average number of VMVS and LVS outstanding during the year. Potentially issuable LVS are excluded from the calculation of basic earnings per share, but are included in the calculation of diluted earnings per share by application of the “treasury stock method”, which takes into account the dilution relating to LVS issuable under the Corporation’s stock option plan, and by application of the “if-converted method”, which takes into account the potential dilution relating to the conversion of the Corporation’s convertible notes. During 2004 and 2003, no convertible notes were redeemed by the issuance of LVS.

FOUR SEASONS HOTELS INC.   81

notes to consolidated financial statements (continued)

A reconciliation of net earnings and the weighted average number of VMVS and LVS used to calculate basic earnings per share and diluted earnings per share is as follows:

		2004		2003
	Net earnings	Shares	Net earnings	Shares

Basic earnings per share amounts	$33,232	35,647,986	$5,384	34,996,389
Effect of assumed dilutive conversions:
Stock option plan	—	1,666,230	—	870,135

Diluted earnings per share amounts	$33,232	37,314,216	$5,384	35,866,524

The diluted earnings per share calculation excluded the effect of the assumed conversions of 847,876 stock options to LVS, under the Corporation’s stock option plan, during the year ended December 31, 2004 (2003 – 1,958,842 stock options), as the inclusion of these conversions resulted in an anti-dilutive effect. In addition, the dilution relating to the assumed conversion of convertible notes (issued in 1999 and subsequently redeemed in 2004) (note 10(b)) to 3,463,155 LVS, by application of the “if-converted method”, has been excluded from the calculation for 2004 and 2003 as the inclusion of this conversion resulted in an anti-dilutive effect for the years ended December 31, 2004 and 2003. There was no dilution relating to the convertible senior notes issued in 2004 (note 10(a)) as the contingent conversion price was not reached during 2004.

(e) Equity adjustment from foreign currency translation

Changes in equity adjustment from foreign currency translation for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003

Balance, beginning of year	$(13,593)	$32,412
Changes in exchange rates used to translate the Corporation’s net investment in foreign self-sustaining subsidiaries	(18,641)	(46,005)

Balance, end of year	$(32,234)	$(13,593)

12. Consolidated revenues

	2004	2003

Revenues from Management Operations	$218,547	$195,833
Revenues from Ownership and Corporate Operations	126,726	123,214
Distribution from hotel investments	398	153
Fees from Ownership and Corporate Operations to Management Operations	(5,883)	(5,620)

	$339,788	$313,580

13. Other expense, net

	2004	2003

Loss on redemption of convertible notes (note 10(b))	$(14,611)	$—
Foreign exchange gain (loss) (note 14)	3,615	(14,703)
Provision for loss, net (notes 3(d), 3(e) and 5(a))	(3,822)	(1,419)
Loss on disposal of ownership interests (note 4(c))	(643)	—
Legal and enforcement costs (notes 3(c) and 6(b))	(273)	(9,475)
Other expense	(361)	(186)

	$(16,095)	$(25,783)

82 FOUR SEASONS HOTELS INC.

consolidated
financial statements

14. Foreign exchange gain (loss)

During 2004, the Corporation recorded a net foreign exchange gain of $3,615 (2003 – net foreign exchange loss of $14,703), which is included in “Other expense, net”. The net foreign exchange gain in 2004 and the net foreign exchange loss in 2003 related primarily to the foreign currency translation gains and losses on unhedged net asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and local currency foreign exchange gains and losses on net monetary assets incurred by the Corporation’s designated foreign self-sustaining subsidiaries.

Effective January 1, 2004, the Corporation ceased designating its US dollar forward contracts as hedges of its 2004 US dollar revenues, and as a result, these contracts were marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss (note 1(l)(i)).

15. Commitments and contingencies

(a) Lease commitments

The Corporation has entered into lease agreements for certain hotel properties and corporate offices for periods up to the year 2054.

(i) Future minimum lease payments for The Pierre in New York, Four Seasons Hotel Vancouver and certain corporate offices (but exclusive of any contingent rentals, occupancy costs, and lease commitments relating to Four Seasons Hotel London, which is discussed below), are as follows:

2005	$10,402
2006	9,595
2007	8,920
2008	8,840
2009	8,781
Subsequent to 2009	38,333

$84,871

(ii) The Corporation is the tenant of the land and premises constituting Four Seasons Hotel London pursuant to the terms of a lease (the “FS Lease”) expiring on January 28, 2054. The leasehold interest of the Corporation in the hotel is a continuing obligation which survived the sale by the Corporation of its ownership interest in the hotel in 1995. The Corporation has entered into a sublease of the hotel with the entity (the “Sub-Tenant”) on whose behalf the Corporation manages the hotel. The annual rent payable by the Corporation under the FS Lease is currently £3.9 million. The same amount of annual rent is payable by the Sub-Tenant to the Corporation pursuant to the sublease and is payable out of the operating accounts of the hotel. Indirectly, the Corporation now holds a 12.5% ownership interest in the Sub-Tenant.

Pursuant to the arrangements relating to the ownership of the Sub-Tenant, the Corporation would be required to fund its proportionate 12.5% share of any amounts required to ensure that the Sub-Tenant honoured all of the obligations necessary for the operation of the hotel, including the sublease payments, to the extent the majority shareholder makes payment of its proportionate share of such amounts. The Corporation has not been required either to make payment of any amount of rent under the FS Lease that has not first been paid to the Corporation under the sublease or to fund any amounts under the terms of the ownership arrangements relating to the Sub-Tenant.

FOUR SEASONS HOTELS INC.   83

notes to consolidated financial statements (continued)

     Historically, hotel operating cash flow has been more than sufficient to meet the rent obligation. In the event of a non-payment of rent under the sublease, the Corporation would be entitled to forfeit the sublease. The ongoing management of the hotel by the Corporation is subject to a non-disturbance agreement with the senior lender of the Sub-Tenant. Future minimum lease payments of the hotel, exclusive of any contingent rentals and occupancy costs, are as follows:

2005	$8,985
2006	9,100
2007	9,215
2008	9,225
2009	9,225
Subsequent to 2009	406,663

$452,413

(b) Pension commitments

The Corporation maintains an unfunded multi-employer, non-contributory, defined benefit pension plan (the “Plan”) on behalf of the Corporation and the owners of certain managed properties. The Plan provides pension benefits for certain senior executives of the Corporation as well as for hotel and resort general managers, based on years and level of service and annual salary.

The accrued benefit liability as at December 31, 2004 and the benefit expense for the year ended December 31, 2004 were determined based on January 1, 2004 valuations of the Plan and an extrapolation to December 31, 2004 for disclosure purposes. The Corporation uses the corridor method to amortize actuarial gains and losses (such as changes in actuarial assumptions and experience gains and losses). Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of accrued benefit obligation and the value of the Plan assets.

Information relating to the Plan for the years ended December 31, 2004 and 2003 based on projections of employees’ compensation levels to the date of retirement were as follows:

	2004	2003

Accrued benefit obligation, beginning of year	$60,668	$52,092
Change in accrued benefit obligation:
Service cost	2,232	1,863
Interest cost	4,238	3,610
Benefits paid	(1,459)	(951)
Actuarial loss	4,975	4,054

Accrued benefit obligation, end of year	70,654	60,668
Unamortized actuarial loss for changes in assumptions	(10,905)	(6,189)

Accrued benefit liability, end of year, before allocation	59,749	54,479
Portion allocated to managed properties	(26,936)	(24,987)

Accrued benefit liability, end of year, after allocation	$32,813	$29,492

Under the Plan, the benefits expected to be paid in each of the next five years, and in the aggregate for the five fiscal years thereafter, to certain senior executives of the Corporation, including benefits attributable to estimated future employee service, are approximately: 2005 – $1,300; 2006 – $2,100; 2007 – $2,500; 2008 – $2,500; 2009 – $3,300; 2010 to 2014 – $25,800.

84   FOUR SEASONS HOTELS INC.

consolidated
financial statements

During part of 2003, the accrued benefit liability was financed by life insurance policies on the lives of certain of the participants in the Plan. During 2003, most of the policies were liquidated for cash proceeds generally equal to their carrying value.

	2004	2003

Assumptions as of December 31:
Discount rates – benefit obligation	6.00%	6.50%
Discount rates – benefit expense	6.50%	6.75%
Rates of increase in compensation levels	3.00%	3.00%

Components of benefit expense before allocation:
Service cost	$2,232	$1,863
Interest cost	4,238	3,610
Actuarial loss	4,975	4,054

Elements of employee future benefit costs before adjustments to recognize the long-term nature of employee future benefit costs	11,445	9,527
Difference between actuarial loss recognized for the year and actual actuarial loss on accrued benefit	(4,716)	(4,054)

Benefit expense before allocation	6,729	5,473
Portion allocated to managed properties	(3,655)	(2,803)

Benefit expense after allocation	$3,074	$2,670

(c) Guarantees, commitments and indemnifications

(i) Guarantees and commitments

As at December 31, 2004, the Corporation has provided certain guarantees and has other commitments in connection with the properties under its management. These include four bank guarantees in respect of four projects totalling a maximum of $24,000, as well as a $361 guarantee of relocation costs for certain employees. The Corporation has lease commitments in respect of Four Seasons Hotel London, which are more fully described in note 15(a)(ii), and Four Seasons Hotel Prague of approximately €0.8 million. In addition, the Corporation has four other commitments totalling $29,300. The Corporation also has guaranteed certain obligations of various officers and employees in the aggregate amount of $296, all of which were entered into before 2002.

To the extent it is called upon to honour any one of these commitments, the Corporation generally has either the right to be repaid from hotel operations and/or has various forms of security or recourse to the owner of the property. The Corporation does not anticipate funding any amount pursuant to these commitments during 2005, with the exception of $8,500 relating to its other commitments. The Corporation’s assessment of its potential liability for such matters could change as a result of, among other things, the associated risks and uncertainties.

(ii) Disposition indemnification arrangements

In connection with the sale of all or a part of its interest in a property, the Corporation and its subsidiaries may agree to indemnify against claims relating to breaches of specific covenants or representations and warranties. The maximum amount of the indemnification in these transactions is generally limited to the purchase price paid for that interest. The nature of these indemnities prevents the calculation of an exact amount that may be payable to the indemnified parties.

In the context of two of the Corporation’s dispositions, the Corporation received indemnity agreements in its favour, for its existing guarantee obligations related to the disposed interest that have remained outstanding notwithstanding the disposition. The Corporation believes that the indemnification agreements in its favour will fully indemnify the Corporation for any possible payment under these existing guarantees.

FOUR SEASONS HOTELS INC.   85

notes to consolidated financial statements (continued)

(iii) Director and officer indemnification arrangements

To the extent permitted by law, the Corporation and its subsidiaries indemnify individuals that are, or have been, directors or officers against certain claims that may be made against them as a result of their being, or having been, a director or officer at the request of the Corporation or its subsidiaries. The Corporation has purchased directors’ and officers’ liability insurance that may be available in respect of certain of these claims.

(iv) Other indemnification arrangements

In the ordinary course of their business, the Corporation and its subsidiaries enter into other agreements with third parties that may contain indemnification provisions pursuant to which the parties to the agreements agree to indemnify one another if certain events occur (such as, but not limited to, changes in laws and regulations or as a result of litigation claims or liabilities which arise in respect of tax or environmental matters).

The terms of the Corporation’s indemnification provisions vary based on the contract, which (together with the fact that any amounts that could be payable would be dependent on the outcome of future, contingent events, the nature and likelihood of which cannot be determined at this time) precludes the Corporation from making a reasonable estimate of the maximum potential amount the Corporation and its subsidiaries could be required to pay to counterparties. The Corporation believes that the likelihood that it or its subsidiaries would incur significant liability under these obligations is remote. Historically, the Corporation and its subsidiaries have not made any significant payments under such indemnifications. No amount has been recorded in the consolidated financial statements with respect to these indemnification provisions. The Corporation’s assessment of its potential liability could change in the future as a result of currently unforeseen circumstances.

(d) Other commitments and contingencies

(i) In the ordinary course of its business, the Corporation is named as a defendant in legal proceedings resulting from incidents taking place at hotels owned or managed by it. The Corporation maintains comprehensive liability insurance and also requires hotel owners to maintain adequate insurance coverage. The Corporation believes such coverage to be of a nature and amount sufficient to ensure that it is adequately protected from suffering any material financial loss as a result of such claims.

(ii) A number of the Corporation’s management contracts are subject to certain performance tests which, if not met, could allow a contract to be terminated prior to its maturity. The Corporation generally has various rights to cure any such defaults to avoid termination. In addition, certain management contracts are terminable by the hotel owner on a defined change of control of FSHI.

(iii) The Corporation is currently in dispute with the owner of Four Seasons Hotel Caracas (note 3(c)) over a variety of matters.

16. Fair values of financial instruments

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

As cash equivalents, current receivables, current accounts payable and certain other short-term financial instruments are all short-term in nature, their carrying amounts approximate fair values.

The fair value of the Corporation’s convertible notes is based on market quotes obtained from one of the Corporation’s financial advisors.

Other financial instruments held by the Corporation include long-term receivables due from owners of managed hotels (note 3). The Corporation does not have plans to sell these loans to third parties and expects to realize or settle them in the ordinary course of business.

86   FOUR SEASONS HOTELS INC.

consolidated
financial statements

The fair values of these instruments cannot be reasonably estimated because no active and liquid market exists for these instruments, and a market rate of interest (for instruments having similar terms and characteristics) which is required to be used in estimation techniques, such as discounted cash flow analysis, cannot reasonably be determined due to the unusual terms of these instruments.

The Corporation enters into foreign exchange forward contracts that oblige it to buy or sell specific amounts of foreign currencies at set future dates at predetermined exchange rates. Because a significant portion of the Corporation’s revenues is derived in foreign currencies (primarily US dollars) and expenditures incurred by the Corporation for its management operations are denominated primarily in Canadian dollars, the Corporation enters into such contracts from time to time to protect itself in the event of a strengthening Canadian currency. Management estimates future foreign currency cash flows on an ongoing basis, based on its projections of foreign currency-denominated management fees and other transactions. Management negotiates foreign exchange forward contracts in proportion to the magnitude and timing of these cash flows. As at December 31, 2004, the Corporation had no foreign exchange forward contracts outstanding (2003 –US$50 million ($80,617) at a weighted average forward exchange rate of $1.61, under 24 forward contracts, maturing over a 12-month period). The fair value of foreign exchange forward contracts is estimated from quotes obtained from the Corporation’s counterparties for the same or similar financial instruments.

The fair values of financial instruments are as follows:

	Estimated	Carrying
	fair value	amount

2004:
Convertible notes, issued in 2004 (a)	$(388,000)	$(311,337)
2003:
Convertible notes, issued in 1999 (a)	(289,000)	(273,433)
Foreign exchange forward contracts	15,000	604

( a ) The carrying amount of the convertible notes includes the amounts allocated to both long-term obligations and shareholders’ equity. It excludes, however, the offering expenses and underwriter’s commission related to the shareholders’ equity component of the notes of $1,809 in 2004 (2003 – $6,861), which are recorded in “Shareholders’ equity”.

17. Segmented information

The Corporation has two distinct operating segments: management operations and ownership and corporate operations. Under its management operations segment, the Corporation generally supervises all aspects of hotel operations on behalf of the hotel owners, including hotel sales and marketing, hotel reservations, hotel accounting, purchasing, budgeting and the hiring, training and supervising of staff. For providing these services, the Corporation typically receives a base fee calculated as a percentage of gross revenues of the hotel. In addition, the Corporation may receive incentive fees based on the operating performance of the hotels. Generally, the hotels’ owners, and not the Corporation, fund substantially all capital expenditures and working capital of the hotels, including all employment and operating costs. This segment also includes the licensing and managing of residential projects and residence clubs. The Corporation is entitled to receive a fee for the use of its brand name in connection with these projects, and for services provided in the oversight of the sales and marketing of the residential projects and residence club units. In addition, the Corporation receives a fee from the owners of the residential projects and residence club units for services provided in the ongoing management of these units.

Under its ownership and corporate operations segment, the Corporation had an equity interest in 14 hotels and resorts and three residence clubs under management and three projects under construction as at December 31, 2004. Earnings are primarily derived from the consolidation of its wholly owned interests in two hotels (note 1(a)) and distributions from its other equity interests. Generally, the ownership and corporate operations segment is subject to greater economic fluctuations than the management operations segment. Ownership and corporate earnings can be materially affected by, among other things, changes in travel patterns, local wage rate factors, the level of capital

FOUR SEASONS HOTELS INC.   87

notes to consolidated financial statements (continued)

spending that is required to appropriately maintain and renew the hotels, volatility of construction costs, the availability of hotel financing and changes in interest rates. The Corporation structures its ownership interests separately from its management interests so as to enable the Corporation to dispose of ownership interests as sale opportunities arise, without affecting its management interests.

(a) Consolidated revenues

Revenues have been allocated to specific geographic segments based on the location of each hotel or resort.

			2004			2003
		Ownership			Ownership
		and corporate			and corporate
	Management	revenues and	Consolidated	Management	revenues and	Consolidated
	revenues	distributions	revenues	revenues	distributions	revenues

United States	$76,948	$80,500	$157,448	$69,600	$76,506	$146,106
Other Americas/ Caribbean	19,798	31,826	51,624	12,434	26,746	39,180
Europe	25,164	14,798	39,962	21,945	20,115	42,060
Asia/Pacific	17,405	—	17,405	13,039	—	13,039
Middle East	6,516	—	6,516	3,512	—	3,512

	145,831	127,124	272,955	120,530	123,367	243,897
Reimbursed costs	72,716	—	72,716	75,303	—	75,303
Less intersegment revenues	(5,883)	—	(5,883)	(5,620)	—	(5,620)

	$212,664	$127,124	$339,788	$190,213	$123,367	$313,580

(b) Total assets

	2004	2003

United States	$332,404	$335,375
Other Americas/Caribbean	392,933	290,098
Europe	230,568	193,393
Asia/Pacific	108,074	100,521
Middle East	21,846	27,273

	$1,085,825	$946,660

18. Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements of the Corporation for the years ended December 31, 2004 and 2003 have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). In the following respects, generally accepted accounting principles as applied in the United States (“US GAAP”) differ from those applied in Canada.

88   FOUR SEASONS HOTELS INC.

consolidated
financial statements

If US GAAP were employed, net earnings would be adjusted as follows:

	2004	2003

Net earnings based on Canadian GAAP	$33,232	$5,384
Impact on net earnings of US GAAP adjustments:
Hotel partnerships and corporations (a)	(9,037)	(3,966)
Future income taxes (c)	6,823	(7,596)
Convertible notes (d)	16,382	(4,909)
Deferred charges (e)	(4,841)	(3,861)
Foreign exchange translation (g)	(6,487)	53,770
Pension plan (h)	(543)	(488)
Stock compensation expense (m)	2,113	893

Net earnings based on US GAAP	$37,642	$39,227

Basic earnings per share based on US GAAP	$1.06	$1.12

Diluted earnings per share based on US GAAP ((i)(ii))	$1.01	$1.09

Weighted average shares – basic	35,647,986	34,996,389

Weighted average shares – diluted ((i)(ii))	37,426,090	35,982,715

The impact of the US GAAP differences discussed above on the Corporation’s consolidated shareholders’ equity is as follows:

	2004	2003

Shareholders’ equity based on Canadian GAAP	$703,986	$765,507
Impact on shareholders’ equity of US GAAP adjustments:
Hotel partnerships and corporations (a)	(89,702)	(78,870)
Hotel disposition program (b)	27,842	27,842
Future income taxes (c)	10,651	(313)
Convertible notes (d)	(79,579)	(214,270)
Deferred charges (e)	(35,700)	(31,448)
Foreign exchange translation (g)	48,210	52,996
Pension plan (h)	3,688	4,231

Shareholders’ equity based on US GAAP	$589,396	$525,675

(a) Investments in hotel partnerships and corporations

(i) The Corporation has minority interests (generally less than 20%) in certain hotel partnerships which, under Canadian GAAP, the Corporation accounts for on a cost basis (note 1(f)). Under US GAAP (AICPA Statement of Position 78-9, “Accounting for Investments in Real Estate Ventures”), the Corporation is required to account for its investments in these hotel partnerships using the equity method of accounting, pursuant to which the Corporation records in income its proportionate share of the investee’s net earnings or loss.

(ii) Under Canadian GAAP, the Corporation accounts for its investments in hotel partnerships and corporations, which were acquired prior to May 1, 2003 with the intention that they be disposed of in the foreseeable future, by the cost method, irrespective of its percentage ownership interest (notes 1(f), 4(a) and 4(b)). Under US GAAP, effective January 1, 2002, the Corporation accounts for these temporary investments based on its percentage ownership interest for each investment, as the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”) eliminated the exception to consolidate a temporary controlled subsidiary. As a result, the Corporation has consolidated one temporary investment and has equity accounted one temporary investment in 2004 and 2003 under US GAAP.

FOUR SEASONS HOTELS INC.   89

notes to consolidated financial statements(continued)

(iii) During 2004, the Corporation entered into a multi-element arrangement whereby the Corporation (i) sold its interest in a hotel property, (ii) entered into a hotel management contract with the purchaser, and (iii) entered into a guarantee arrangement with the purchaser. Under Canadian GAAP, as all three elements were entered into with the same party at the same time, the Corporation applied EIC-142. Pursuant to the requirements of EIC-142, the Corporation determined that the sale of the hotel property should be accounted for as a separate unit of accounting that should be accounted for in 2004 as the disposal of the hotel property; and that the hotel management contract and the guarantee arrangement should be accounted for as a combined unit of accounting, with the related costs and revenues being recognized over the term of the hotel management contract as management services are delivered.

Under US GAAP, the Corporation determined that Statement of Financial Accounting Standards No. 66, “Accounting for Sales of Real Estate”, overrides the US GAAP equivalent of EIC-142 (Emerging Issues Task Force Abstract No. EITF 00-21, “Revenue Arrangements with Multiple Deliverables”) and requires the guarantee arrangement to be accounted for as a part of the sale of the hotel property. As a result, the Corporation’s estimate of the fair value of the payments it would likely be required to make under the guarantee arrangement was accounted for as a reduction of the proceeds received on the sale of the hotel property under US GAAP.

(iv) Summarized balance sheet information of the equity method investments, presented on a 100% basis, is as follows:

	2004	2003

Current assets	$111,361	$70,319
Long-term assets, net	433,175	498,376

	$544,536	$568,695

Current liabilities	$114,608	$231,919
Long-term obligations	351,956	268,647
Equity	77,972	68,129

	$544,536	$568,695

Summarized results of operations of the equity method investments, presented on a 100% basis, are as follows:

	2004	2003

Revenues	$247,033	$234,757
Expenses	(255,929)	(252,233)

Net loss	$(8,896)	$(17,476)

The proportionate taxable income or loss of all hotel partnerships is included in the taxable income of their respective partners. Accordingly, no provisions for income taxes on such entities are included in the above statements.

(b) Hotel disposition program

In November 1993, the Corporation implemented a program to dispose of seven hotel properties. Under Canadian GAAP, this hotel disposition program represented the disposition of a significant portion of the Corporation’s Ownership and Corporate Operations segment; accordingly, in both 1993 and 1994, the Corporation made an estimate as to whether it would realize a net gain or loss on the program in total. As a result, in 1993, the Corporation recorded a provision of $127,000 for the estimated probable loss on the sale of the hotels included in the hotel disposition program. The program ended in 1996, and the total net proceeds received by the Corporation, resulting from the dispositions of the hotels included in the program, approximated the proceeds estimated in 1993; therefore, the program required no further gain or loss to be recorded.

Under US GAAP, the Corporation was required to account for the hotels remaining in the program as individual assets held for sale. This resulted in the requirement under US GAAP to record, in 1994, a further provision for loss on certain of the hotels remaining in the program,

90   FOUR SEASONS HOTELS INC.

consolidated
financial statements

with the offsetting gains on other hotels recorded when the gains were realized. On the sale by the Corporation of its equity interest in one of its hotels in 1995, $27,813 of the gain was deferred for US GAAP purposes, and will be recognized in proportion to the cash payments received on the cash flow bond received as consideration on the sale (note 3(a)). The Corporation did not recognize any of the deferred gain in 2004 and 2003 as no principal payments were received on the cash flow bond. As at December 31, 2004, $21,345 of the gain continues to be deferred.

(c) Accounting for future income taxes

The income tax adjustment from Canadian to US GAAP results from the differences between US GAAP and Canadian GAAP in calculating earnings before income taxes.

(d) Convertible notes

(i) Convertible notes, issued in 2004

During 2004, FSHI issued US$250 million ($341,100) (principal amount) senior notes convertible into Limited Voting Shares of FSHI for net proceeds of US$241.3 million ($329,273) (note 10(a)). Under Canadian GAAP, the notes were bifurcated into a debt component (representing the principal value of a bond of US$211.8 million ($288,918), which was estimated based on the present value of a US$250 million ($341,100) bond maturing in 2009, yielding 5.33% per annum, compounded semi-annually, and paying a coupon of 1.875% per annum) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds have been allocated $288,918 to long-term obligations and $50,373 to shareholders’ equity. The offering expenses and underwriters’ commission relating to the debt component of the notes of $10,018 were recorded in “Other assets”.

Under US GAAP, gross proceeds of US$250 million ($341,100) were recorded as long-term obligations, yielding 1.875% per annum. The total offering expenses and underwriters’ commission relating to the notes of $11,827 were recorded in “Other assets”. Accordingly, lower interest expense of $4,332 was recognized in 2004 under US GAAP.

(ii) Interest rate swap agreement

In connection with the convertible notes issued in 2004, FSHI entered into an interest rate swap agreement with an initial notional amount of US$211.8 million ($288,918), pursuant to which FSHI had agreed to receive interest at a fixed rate of 5.33% per annum and pay interest at six-month LIBOR, in arrears, plus 0.4904% (note 10(a)). Under Canadian GAAP, FSHI had designated the interest rate swap as a fair value hedge of the notes, which resulted in an effective accounting interest rate on the hedged notes to the date of termination of the swap, of six-month LIBOR, in arrears, plus 0.4904%. Subsequently in 2004, FSHI terminated the interest rate swap agreement and received proceeds of US$9 million ($11,267). Under Canadian GAAP, the gain of $9,243 was deferred and is being amortized over the next 4.75 years, which would have been the remaining swap term, as a reduction to interest expense.

Under US GAAP, Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), establishes accounting and reporting standards for derivatives and hedging. It requires that all derivatives be recognized as either assets or liabilities at fair value and establishes specific criteria for the use of hedging accounting.

Under US GAAP, the interest rate swap did not meet the requirements in order to hedge the convertible notes, and as a result, was being marked-to-market. Accordingly, additional interest expense of $2,591 was recognized in 2004 under US GAAP. In addition, a gain on the marked-to-market adjustments and termination of the swap of $11,267 was recognized in 2004 under US GAAP.

(iii) Convertible notes, issued in 1999

During 1999, FSHI issued US$655.5 million principal amount at maturity (September 23, 2029) of notes convertible into Limited Voting Shares of FSHI for gross proceeds of US$172.5 million (note 10(b)). Under Canadian GAAP, the notes were bifurcated into a debt component (representing the present value of a zero coupon bond of US$655.5 million, maturing in 2029, yielding 9% per annum, compounding semi-annually) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net

FOUR SEASONS HOTELS INC.   91

notes to consolidated financial statements (continued)

proceeds were originally allocated $68,902 to long-term obligations and $178,574 to shareholders’ equity. The offering expenses and underwriters’ commission relating to the debt component of the notes of $2,549 were recorded in “Other assets”.

During 2004, FSHI redeemed for cash all these convertible notes for US$328.73 per each one thousand US dollar principal amount at maturity (the redemption price being the issue price plus interest that was accrued but unpaid) for an aggregate payment of US$215.5 million ($275,701) (note 10(b)). Under Canadian GAAP, the consideration paid on the redemption was allocated to the liability and equity components of the convertible notes based on their relative fair values at the date of the redemption. Based on this allocation, a pre-tax accounting loss of $14,611 was recognized, and recorded in “Other expense, net”, related to the debt component of the convertible notes, and a pre-tax accounting gain of $8,160 was recognized, and recorded in contributed surplus, related to the equity component of the convertible notes.

Under US GAAP, gross proceeds of US$172.5 million were recorded as long-term obligations, with a yield to maturity of 4.5%, compounding semi-annually. The total offering expenses and underwriters’ commission relating to the notes of $9,410 were recorded in “Other assets”. Accordingly, additional interest expense of $3,355 (2003 – $4,909) was recognized under US GAAP. In addition, under US GAAP, a pre-tax accounting loss of $7,882 was recognized, and recorded in “Other expense, net”, on the redemption of the convertible notes, instead of the amounts recognized above under Canadian GAAP.

In addition, under Canadian GAAP, at December 31, 2003, the Corporation classified the debt component of the notes as a long-term obligation. Under US GAAP, in accordance with Statement of Financial Accounting Standards No. 6, “Classification of Short-Term Obligations Expected to Be Refinanced”, the notes would be classified as a current liability at December 31, 2003.

(e) Deferred charges

The Corporation defers expenditures directly related to the negotiation, structuring and execution of new management contracts, and if the property is opened, amortizes these deferred costs on a straight-line basis over a 10-year period (note 1(h)). Under US GAAP, such start-up costs are expensed.

(f) Investment in management contracts and investment in trademarks and trade names

On a Canadian GAAP basis, amortization expense of approximately $7,800 related to intangible assets with finite lives was recorded during the year ended December 31, 2004 (2003 – $7,000). Amortization expense relating to these assets is expected to be $8,000 in each of the fiscal years 2005 through 2009.

(g) Foreign exchange translation

(i) Under US GAAP, the impact on the Corporation in 2004 and 2003 of applying FAS 133 to the accounting for the Corporation’s US dollar forward contracts was the marked-to-market of these contracts in 2002 and 2003. For US GAAP purposes, these forward exchange contracts were not accounted for as hedges in 2002 and 2003; therefore, the marked-to-market adjustments were recognized in income in 2002 and 2003. Under Canadian GAAP, these forward exchange contracts were accounted for as hedges in 2002 and 2003.

Effective January 1, 2004, under Canadian GAAP, the Corporation ceased designating its US dollar forward contracts as hedges of its US dollar revenues and, as a result, the US dollar forward contracts were marked-to-market as of that date (note 1(l)(i)). In 2004, this accounting treatment was the same as under US GAAP. All of these forward contracts matured during 2004. The difference in accounting treatment in 2002 and 2003 resulted in a lower foreign exchange gain in 2004, under US GAAP, of $14,441 (2003 – higher foreign exchange gain of $14,024).

(ii) Under US GAAP, the US dollar amount of convertible notes allocated to long-term obligations is higher than under Canadian GAAP ((d)(i) and (iii)). The US dollar monetary liabilities are, therefore, higher under US GAAP, which resulted in an increase in the foreign exchange gain in 2004, under US GAAP, of $7,954 (2003 – $39,746).

92   FOUR SEASONS HOTELS INC.

consolidated
financial statements

(h) Pension plan

Under Canadian GAAP, the Corporation, effective January 1, 2000, changed its accounting policy relating to the accounting for future employee benefits, including pension benefits, to comply with the new Canadian GAAP standard for accounting for pension plans. The Corporation adopted the new standard for pension benefits retroactively, without restating the financial statements of prior periods. This eliminated substantially all of the differences between US and Canadian GAAP relating to the accounting for pension benefits.

The only remaining significant difference between US and Canadian GAAP relates to the treatment of actuarial gains and losses. Under Canadian GAAP, the transitional provisions relating to the new Canadian GAAP standard for accounting for pension plans permitted the impact of the change of the new standard to be accounted for retroactively, without restatement of prior years’ financial statements. As a result, the Corporation recorded in 2000 a charge to retained earnings, representing the differences between the amount accrued by the Corporation under the prior accounting standard and the actuarial obligation as measured under the new standard, which included the net unamortized actuarial losses as at December 31, 1999. Under US GAAP, the net unamortized actuarial losses as at December 31, 1999 are amortized, on a straight-line basis, over the expected average remaining service life of employees expected to receive benefits under the Plan.

(i) New accounting standards adopted in 2004

(i) Consolidation of variable interest entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), and in December 2003 issued FIN 46R, an amendment of FIN 46. In June 2003, the CICA issued Accounting Guideline No. 15, “Consolidation of Variable Interest Entities” (“AcG-15”). FIN 46R and AcG-15 establish criteria to identify variable interest entities (“VIE”) and the primary beneficiary of such entities. Entities that qualify as VIEs must be consolidated by their primary beneficiary. All other holders of significant variable interests in a VIE must disclose the nature, purpose, size and activity of the VIE, as well as their maximum exposure to losses as a result of involvement with a VIE. FIN 46R was effective January 1, 2004 for the Corporation for VIEs created before February 1, 2003, but was effective immediately for VIEs created after January 31, 2003. The implementation of FIN 46R did not have an impact on the consolidated financial statements for either 2003 or 2004. AcG-15 is applicable to all VIEs and will be effective for the Corporation for fiscal periods beginning after December 31, 2004.

(ii) Diluted earnings per share

In December 2004, the Emerging Issues Task Force of the FASB issued Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share” (“EITF 04-8”), which requires the application of the “if-converted method”, under US GAAP, to account for the potential dilution relating to the conversion of contingently convertible instruments, such as FSHI’s convertible senior notes (note 10(a)). EITF 04-8 is effective for reporting periods ending after December 15, 2004.

Under US GAAP, the dilution relating to the conversion of FSHI’s convertible senior notes to 3,489,525 Limited Voting Shares, by application of the “if-converted method”, has been excluded from the calculation of 2004 diluted earnings per share as the inclusion of this conversion resulted in an anti-dilutive effect for the year ended December 31, 2004.

Under Canadian GAAP, the potential dilution of the conversion of FSHI’s convertible senior notes is excluded from the calculation of diluted earnings per share, as the contingent conversion price was not reached during 2004 (note 11(d)).

(j) Recent accounting standards issued but not yet adopted

(i) Share-based payment

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”), which requires an entity to recognize in the income statement the grant-date fair value of stock options and other equity- based compensation issued to employees. FAS 123R eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting in APB Opinion No. 25, “Accounting for Stock Issued to Employees”, which was

FOUR SEASONS HOTELS INC.   93

notes to consolidated financial statements (continued)

permitted under Statement of Financial Accounting Standards No. 123 (“FAS 123”), as originally issued. Entities that adopt the fair value-based method of accounting must use either the modified prospective or modified retrospective transition method. FAS 123R is substantially the same as Section 3870 of the CICA Handbook (note 1(j)), but is not required to be adopted by the Corporation, under US GAAP, until January 1, 2006.

(ii) Real estate time-sharing transactions

The FASB issued Statement of Financial Accounting Standards No. 152, “Accounting for Real Estate Time-Sharing Transactions: an Amendment of FASB Statements No. 66 and 67” (“FAS 152”), which amends FASB Statement No. 66, “Accounting for Sales of Real Estate”, to reference accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position 04-02, “Accounting for Real Estate Time-Sharing Transactions” (“SOP 04-02”). FAS 152 also amends FASB Statement No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects” (“FAS 67”), so that the guidance in FAS 67 about incidental operations and costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. Both FAS 152 and SOP 04-02 will be effective for the Corporation for fiscal years beginning after June 15, 2005.

(k) Statements of cash provided by operations and cash flows

(i) For Canadian GAAP purposes, the Corporation’s statements of cash provided by operations show intermediate subtotals, and only show the total change in non-cash operating assets and liabilities. US GAAP does not permit intermediate subtotals in cash provided by operations, and requires the statement to show the details of changes in non-cash operating assets and liabilities.

In addition, the above adjustments to US GAAP earnings relating to temporary controlled subsidiaries ((a)(ii)), interest on convertible notes redeemed ((d)(iii)) and deferred charges (e) would also affect cash provided by operations, as well as cash used in financing and cash used in capital investments.

Under Canadian GAAP, the proceeds received on termination of the interest rate swap are recorded as cash provided by operations. Under US GAAP, the proceeds are recorded as cash provided by capital investments ((d)(ii)).

As a result, cash provided by operations would be presented as follows on a US GAAP basis:

	2004	2003

Net earnings based on US GAAP	$37,642	$39,227
Adjustments:
Depreciation and amortization	12,816	12,802
Unrealized foreign exchange loss (gain)	2,872	(39,067)
Provision for loss	2,101	1,552
Loss on disposal of hotel investments	7,890	—
Gain on termination of interest rate swap	(11,267)	—
Loss on redemption of convertible notes	7,882	—
Equity in losses of and distributions from hotel investments	740	2,807
Minority interest	(428)	(472)
Future income taxes	(2,200)	11,826
Other	215	861
Interest paid on redemption of convertible notes	(54,986)	—
Change in non-cash working capital:
Accounts and notes receivable	(4,366)	25,178
Inventory	867	2,961
Prepaid expenses and other assets	1,020	1,688
Accounts payable and accrued liabilities	20,733	3,758
Foreign currency translation effect on non-cash working capital	(4,492)	(877)

Cash provided by operations based on US GAAP	$17,039	$62,244

94   FOUR SEASONS HOTELS INC.

consolidated
financial statements

(ii) As a result of the above adjustments, the major captions on the Corporation’s statements of cash flows on a Canadian GAAP basis are reconciled to a US GAAP basis as follows:

	2004	2003

Cash provided by operations based on Canadian GAAP	$57,363	$66,003
Temporary controlled subsidiary	1,513	2,706
Termination of interest rate swap	(11,267)	—
Redemption of convertible notes	(21,929)	—
Deferred charges	(8,641)	(6,465)

Cash provided by operations based on US GAAP	$17,039	$62,244

Cash provided by financing based on Canadian GAAP	$125,658	$3,851
Temporary controlled subsidiary	(1,987)	(5,893)
Redemption of convertible notes	21,929	—

Cash provided by (used in) financing based on US GAAP	$145,600	$(2,042)

Cash used in capital investments based on Canadian GAAP	$(54,941)	$(40,073)
Temporary controlled subsidiary	—	4,724
Termination of interest rate swap	11,267	—
Deferred charges	8,641	6,465

Cash used in capital investments based on US GAAP	$(35,033)	$(28,884)

Increase in cash based on US GAAP	$127,606	$31,318

(l) Comprehensive income

Statement of Financial Accounting Standards No. 130 (“FAS 130”) establishes standards under US GAAP for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

FAS 130 requires companies to (i) classify items of other comprehensive income by their nature in a financial statement, and (ii) display the accumulated balance of other comprehensive income separately from capital stock, contributed surplus and retained earnings in the shareholders’ equity section of the balance sheet.

The statements of comprehensive income for the years ended December 31, 2004 and 2003 would be presented as follows on a US GAAP basis:

	2004	2003

Net earnings based on US GAAP	$37,642	$39,227
Other comprehensive loss, net of income taxes:
Foreign currency translation loss	(19,847)	(54,490)

Comprehensive income (loss) based on US GAAP	$17,795	$(15,263)

FOUR SEASONS HOTELS INC.   95

notes to consolidated financial statements (continued)

The accumulated other comprehensive income balances for the years ended December 31, 2004 and 2003 would be presented as follows on a US GAAP basis:

Balance, December 31, 2002	$34,197
Foreign currency translation loss	(54,490)

Balance, December 31, 2003	(20,293)
Foreign currency translation loss	(19,847)

Balance, December 31, 2004	$(40,140)

(m) Stock-based compensation plan

FAS 123 provides guidance on the accounting for stock-based compensation plans under US GAAP, such as the Corporation’s stock option plan (note 11(b)). As allowed by FAS 123, the Corporation has decided to continue to use Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, in accounting for its stock option plan, and as a result, no stock option expense was recorded under US GAAP. Under Canadian GAAP, stock option expense was recorded for all options issued on or after January 1, 2003.

For the years ended December 31, 2004 and 2003, had compensation expense for the Corporation’s stock-based compensation plan been determined based on the fair value at the grant dates for stock options issued under the plan after December 31, 1994, the Corporation’s US GAAP net earnings, US GAAP basic earnings per share and US GAAP diluted earnings per share would have been adjusted to the pro forma amounts indicated below:

	2004	2003

Net earnings in accordance with US GAAP, as reported	$37,642	$39,227
Deduct pro forma stock option expense	(24,899)	(31,291)

Pro forma net earnings	$12,743	$7,936

Earnings per share:
Basic, as reported	$1.06	$1.12
Basic, pro forma	0.36	0.23
Diluted, as reported	1.01	1.09
Diluted, pro forma	0.35	0.23

96   FOUR SEASONS HOTELS INC.

Summary Hotel Operating Data	summary hotel operating data

The following table sets forth certain summary operating data in the years shown for hotels and resorts that we manage.

(Unaudited)	2004		2003		2002

All managed hotels
Worldwide
No. of properties		63[1]		60		57
No. of rooms		16,378[1]		15,726		15,433
United States
No. of properties		24		24		23
No. of rooms		7,109		7,145		7,248
Other Americas/Caribbean
No. of properties		10		9		8
No. of rooms		2,162		1,929		1,762
Asia/Pacific
No. of properties		14		14		14
No. of rooms		4,109		4,109		4,119
Europe
No. of properties		10[1]		9		9
No. of rooms		1,786[1]		1,696		1,698
Middle East
No. of properties		5		4		3
No. of rooms		1,212		847		606
Managed hotels (excluding recently opened properties)[2]
Worldwide
No. of properties		51		50		46
No. of rooms		13,559		13,423		12,834
Occupancy[3]		66.8%		61.9%		64.6%
ADR[4]	US$	307	US$	299	US$	289
RevPAR[5]	US$	205	US$	185	US$	187
Gross operating margin[6]		29.1%		26.7%		30.0%
United States
No. of properties		19		22		22
No. of rooms		6,108		6,800		6,971
Occupancy[3]		70.5%		67.6%		66.7%
ADR[4]	US$	346	US$	331	US$	321
RevPAR[5]	US$	244	US$	224	US$	214
Gross operating margin[6]		25.6%		24.9%		28.0%
Other Americas/Caribbean
No. of properties		7		7		5
No. of rooms		1,541		1,534		1,341
Occupancy[3]		64.2%		56.1%		63.8%
ADR[4]	US$	280	US$	271	US$	261
RevPAR[5]	US$	180	US$	152	US$	167
Gross operating margin[6]		29.8%		26.7%		30.9%

FOUR SEASONS HOTELS INC.   97

summary hotel operating data (continued)

(Unaudited)	2004		2003		2002

Asia/Pacific
No. of properties		13		11		10
No. of rooms		3,571		3,149		2,715
Occupancy[3]		63.4%		56.6%		63.9%
ADR[4]	US$	183	US$	165	US$	164
RevPAR[5]	US$	116	US$	93	US$	105
Gross operating margin[3]		32.3%		29.5%		33.7%
Europe
No. of properties		8		8		8
No. of rooms		1,492		1,535		1,536
Occupancy[3]		63.5%		59.5%		59.9%
ADR[4]	US$	529	US$	459	US$	376
RevPAR[5]	US$	336	US$	285	US$	243
Gross operating margin[6]		34.7%		31.2%		33.6%
Middle East
No. of properties		4		2		1
No. of rooms		847		405		271
Occupancy[3]		65.6%		47.7%		50.0%
ADR[4]	US$	182	US$	159	US$	204
RevPAR[5]	US$	119	US$	79	US$	102
Gross operating margin[6]		37.9%		33.6%		48.8%

[1]	Since December 31, 2004, we commenced management of Four Seasons Hotel Hampshire, which has 133 rooms. The property is not reflected in this table.

[2]	Includes hotels and resorts that were fully open and that we managed throughout a particular year and during the last quarter of the prior year. This data is used when information for more than two years is provided. However, if a “Managed Hotel” has undergone or is undergoing an extensive renovation program during the aforementioned period, it ceases to be included as a “Managed Hotel” for that particular year.

[3]	Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.

[4]	ADR is defined as average daily room rate per room occupied.

[5]	RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.

[6]	Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

98   FOUR SEASONS HOTELS INC.

Management Committee

management committee

Douglas L. Ludwig	Kathleen Taylor	Wolf H. Hengst
Chief Financial Officer and	President	President
Executive Vice President	Worldwide Business Operations	Worldwide Hotel Operations

Nicholas Mutton	Isadore Sharp	Randolph Weisz
Executive Vice President	Chairman and	Executive Vice President and
Human Resources and Administration	Chief Executive Officer	General Counsel

Antoine Corinthios	Barbara M. Talbott	James FitzGibbon
President, Hotel Operations	Executive Vice President	Executive Vice President
Europe, Middle East and Africa	Marketing	Operations

FOUR SEASONS HOTELS INC.   99

Corporate Directory

Directors

Brent Belzberg
Managing Partner
Torquest Partners Inc.

H. Roger Garland
Corporate Director

Nan-b de Gaspé Beaubien
Co-Chair, Business Families
Foundation and
Co-Chair, Philbeau Company

Charles S. Henry
President
Hotel Capital Advisers, Inc.

Heather Munroe-Blum
Principal and Vice Chancellor
McGill University

Ronald W. Osborne
Corporate Director

J. Robert S. Prichard
President and CEO
Torstar Corporation

Lionel H. Schipper
President
Schipper Enterprises Inc.

Anthony Sharp
President
Sharpwise Ltd.

Isadore Sharp

Benjamin Swirsky
Chairman and
Chief Executive Officer
Beswir Properties Inc.

Shuichiro Tamaki
Executive Vice President
Japan-Mexico Hotel
Investment Co., Ltd.

Simon M. Turner
Principal
Hotel Capital Advisers, Inc.

Honorary Past Directors

Edmond M. Creed
Retired Executive

Frederick Eisen
President and CEO
The Eisen Corporation

Murray B. Koffler
Partner
The Koffler Group

Officers

Isadore Sharp
Chairman and
Chief Executive Officer

Wolf H. Hengst
President
Worldwide Hotel Operations

Douglas L. Ludwig
Chief Financial Officer
Executive Vice President
and Treasurer

Craig O. Reith
Vice President Finance
and Assistant Treasurer

Kathleen Taylor
President
Worldwide Business Operations

Randolph Weisz
Executive Vice President
General Counsel and Secretary

Sarah Cohen
Vice President
Corporate Counsel and
Assistant Secretary

Corporate Vice Presidents

Deborah Brown
Vice President,
Human Resources,
North America

Sarah Cohen
Vice President
Corporate Counsel

David B. Crowl
Vice President,
Sales and Marketing,
Europe, Middle East and Africa

John Davison
Senior Vice President,
Residence Clubs
and Project Financing

Ellen du Bellay
Vice President,
Learning and Development

Mike Duwaji
Senior Vice President
Finance, Operations

Stuart Fearnley
Senior Vice President,
Design and Construction

Charles J. Ferraro
Senior Vice President,
Operations

Chris Garland
Vice President
Finance, Operations

Ivan Goh
Senior Vice President,
Rooms

Susan J. Helstab
Senior Vice President,
Corporate Marketing

Barbara Henderson
Vice President,
Corporate Finance

Peter Hodgson
Vice President,
Corporate Planning

Thomas Hubler
Vice President,
Sales, Americas

Michael Hwu
Vice President,
Management Information
Systems

Paul Iacovino
Vice President,
Sales and Marketing, Asia Pacific

Neil Jacobs
Senior Vice President,
Operations, Asia Pacific

Dana Kalczak
Vice President,
Design and Construction

Alfons E. Konrad
Senior Vice President,
Food and Beverage

John MacKinnon
Vice President,
Design and Construction

Roy A. Paul
Senior Vice President,
Development

Craig O. Reith
Vice President,
Finance

Jonathan Sicroff
Vice President,
Hotel Marketing, Americas

Michele Sweeting
Senior Vice President,
Design and Procurement

Sandra Ward
Senior Vice President,
Human Resources

Scott Woroch
Senior Vice President,
Business Development, Asia Pacific

Regional Vice Presidents

Marcos Bekhit
Four Seasons Istanbul

John Brennan
Four Seasons Dublin

Stan Bromley
Four Seasons San Francisco

Robert Cima
Four Seasons Aviara

Ignacio Gomez
Four Seasons Miami

Thomas Gurtner
Four Seasons Newport Beach

Christopher Hart
Four Seasons Toronto

Andrew Humphries
Four Seasons Amman

Christopher Hunsberger
Four Seasons Washington, D.C.

Didier LeCalvez
Four Seasons George V Paris

Christopher Norton
Four Seasons Singapore

Craig Reid
Four Seasons Dallas

John Stauss
Four Seasons London

Thomas Steinhauer
Four Seasons Maui

Peter Weber
Four Seasons Shanghai

100   FOUR SEASONS HOTELS INC.

Corporate Directory

Corporate Offices

Four Seasons Hotels and Resorts
1165 Leslie Street
Toronto, Ontario
Canada M3C 2K8
Telephone: (416) 449-1750
FAX:          (416) 441-4374
Web site address:
www.fourseasons.com

Stock Listings

The Toronto Stock Exchange
Stock Ticker Symbol: FSH.SV
New York Stock Exchange
Stock Ticker Symbol: FS

Dividend Information

11 cents per Limited Voting
Share and 5.5 cents per
Variable Multiple Voting Share
per annum paid semi-annually
in January and July

Transfer Agent and Registrar

Computershare Trust Company
of Canada
Halifax, Montreal, Toronto,
Winnipeg, Calgary, Vancouver

Computershare Trust
Company, Inc.
New York

Auditors

KPMG LLP

Shareholder
Information

Barbara Henderson,
Vice President, Corporate Finance
(416) 441-4329
e-mail:
investors@fourseasons.com

Reservations
Information

For reservations at
Four Seasons Hotels and Resorts,
please call toll-free:
(800) 268-6282 in Canada
(800) 332-3442 in the
United States

Or visit our web site at
www.fourseasons.com

For reservations at
Regent International Hotels,
please call toll-free:
(800) 545-4000 in
Canada and the United States